                                                Filed Pursuant to Rule 424(b)(4)
                                            Registration Statement No. 333-88507
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PROSPECTUS
OCTOBER 29, 1999

                                     [LOGO]
                        3,500,000 SHARES OF COMMON STOCK

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ABOUT.COM, INC.:

- We operate ABOUT.COM, a network of more than 650 highly-targeted topic-specific web sites.

- About.com, Inc.
  220 E. 42nd Street, 24th Floor
  New York, New York 10017
  (212) 849-2000

SYMBOL & MARKET:

- BOUT/Nasdaq National Market

THE OFFERING:

- We are offering 3,000,000 of the shares and existing stockholders are offering 500,000 of the shares.

- The underwriters have an option to purchase an additional 410,000 shares from us and an additional 115,000 shares from existing stockholders to cover over-allotments.

- There is an existing trading market for these shares. The reported last sale price on October 28, 1999 was $50.00 per share.

- We plan to use the proceeds from this offering for general corporate purposes. We will not receive any proceeds from the shares sold by existing stockholders.

- Closing: November 3, 1999

                                                  Per Share            Total
Public offering price:                               $49.875        $174,562,500
Underwriting fees:                                      2.78           9,730,000
Proceeds to About.com:                                47.095         141,285,000
Proceeds to selling stockholders:                     47.095          23,547,500

     THIS INVESTMENT INVOLVES RISK. SEE "RISK FACTORS" BEGINNING ON PAGE 4.
------------------------------------------------------------------------------

Neither the SEC nor any state securities commission has determined whether this prospectus is truthful or complete. Nor have they made, nor will they make, any determination as to whether anyone should buy these securities. Any representation to the contrary is a criminal offense.
--------------------------------------------------------------------------------

DONALDSON, LUFKIN & JENRETTE
         BEAR, STEARNS & CO. INC.
                   ROBERTSON STEPHENS
                            VOLPE BROWN WHELAN & COMPANY
                                      E*OFFERING
                                                                  DLJDIRECT Inc.

                               TABLE OF CONTENTS

                                          PAGE
Prospectus Summary....................       1
Risk Factors..........................       4
Forward-Looking Statements; Market
  Data................................      12
Use of Proceeds.......................      13
Price Range of Common Stock...........      13
Dividend Policy.......................      13
Capitalization........................      14
Dilution..............................      15
Selected Consolidated Financial
  Data................................      16
Management's Discussion and Analysis
  of Financial Condition and Results
  of Operations.......................      18

                                          PAGE
Business..............................      27
Management............................      41
Related-Party Transactions............      52
Principal and Selling Stockholders....      56
Description of Capital Stock..........      58
Underwriting..........................      61
Legal Matters.........................      63
Experts...............................      64
Where You Can Find Additional
  Information.........................      64
Index to Consolidated Financial
  Statements..........................     F-1

                               PROSPECTUS SUMMARY

    THIS SUMMARY HIGHLIGHTS INFORMATION CONTAINED ELSEWHERE IN THIS PROSPECTUS. YOU SHOULD READ THE ENTIRE PROSPECTUS CAREFULLY, ESPECIALLY THE RISKS OF INVESTING IN OUR COMMON STOCK DISCUSSED UNDER "RISK FACTORS," BEFORE INVESTING IN OUR COMMON STOCK. UNLESS OTHERWISE INDICATED, ALL INFORMATION IN THIS PROSPECTUS ASSUMES THAT THE UNDERWRITERS DO NOT EXERCISE THEIR OVER-ALLOTMENT OPTION.

                                ABOUT.COM, INC.

OUR BUSINESS

    We operate ABOUT.COM, a network of more than 650 highly-targeted, topic-specific web sites. Our network is differentiated by the high quality and depth of content we provide to users through the efforts of knowledgeable human guides who manage the sites, the volume of sites in our network and the consistency of site structure and design across the network. The sites provide high-quality original articles, moderated forums and chat rooms, newsletters, easy access to related sites, tools, and functionality within the ABOUT.COM network and extensive hand-picked links to web sites outside of ABOUT.COM. We pre-screen, train and monitor our guides to ensure quality and consistency across our network.

    Our network has been the fastest growing property among the top 25 Internet properties ranked by Media Metrix since we launched the About.com brand in May 1999. According to Media Metrix, approximately 8.9 million unique users visited ABOUT.COM in August 1999, making ABOUT.COM the number one news/information/entertainment Internet property in terms of audience reach and the fifteenth largest Internet property overall.

    We believe that the design of our network provides an attractive advertising and electronic commerce platform for reaching highly concentrated groups of users. Because our network is organized into sections and channels of related sites, we provide advertisers and electronic commerce marketers the ability to access specific audiences through our highly targeted sites or use our sections, channels or network to reach broader audiences.

OUR GROWTH STRATEGY

    Our objective is to enhance our position as the leading Internet network of topic-specific web sites. The key elements of our strategy include:

    - Enhancing channels

    - Increasing traffic

    - Continuing to build brand awareness

    - Maximizing revenues from highly-targeted advertising

RECENT DEVELOPMENTS

    On October 14, 1999, we announced unaudited results for the three and nine months ended September 30, 1999. For the quarter ended September 30, 1999, revenues increased to $7.9 million from $1.0 million for the three months ended September 30, 1998. For the three months ended September 30, 1999, we had a net loss of $13.2 million compared to a net loss of $4.4 million for the three months ended September 30, 1998. For the nine months ended September 30, 1999, revenues increased to $14.0 million from $1.6 million for the nine months ended September 30, 1998. For the nine months ended September 30, 1999, we had a net loss of $45.8 million compared to a net loss of $9.6 million for the nine months ended September 30, 1998.

CORPORATE INFORMATION

    We were incorporated in New York in June 1996 as General Internet Inc. We reincorporated in Delaware in December 1998 as MiningCo.com, Inc. and changed our corporate name to About.com, Inc. in May 1999. Our principal executive offices are located at 220 East 42nd Street, 24th Floor, New York, New York 10017. Our telephone number at that location is (212) 849-2000 and our e-mail address is reachus@about.com. INFORMATION CONTAINED ON OUR WEB SITE DOES NOT CONSTITUTE PART OF THIS PROSPECTUS.

                                  THE OFFERING


Common stock offered:

    By About.com............................................  3,000,000 shares

    By the selling stockholders.............................  500,000 shares
        Total...............................................  3,500,000 shares

Common stock to be
  outstanding after this offering...........................  15,288,418 shares

Use of proceeds.............................................  We intend to use our net proceeds of this offering for general corporate
                                                              purposes. See "Use of Proceeds."

Nasdaq National Market symbol...............................  BOUT

ADDITIONAL SHARES MAY BE ISSUED AFTER THIS OFFERING UPON THE EXERCISE OF OPTIONS
  AND WARRANTS.

    The number of shares of common stock to be outstanding after this offering is based on shares outstanding as of September 30, 1999. You should be aware that we are permitted, and in some cases obligated, to issue shares of common stock in addition to the common stock to be outstanding after this offering. If and when we issue these shares, the percentage of common stock you own may be diluted. The following is a summary of the additional shares of common stock that we have reserved for issuance as of September 30, 1999:

    - 2,810,123 shares issuable upon the exercise of options outstanding at a weighted average exercise price of $18.22 per share, of which 865,058 were exercisable, and 431,042 shares available for future option grants;

    - 125,000 shares available for issuance to our employees who elect to buy stock in the future under our employee stock purchase plan; and

    - 65,860 shares issuable upon the exercise of warrants outstanding at a weighted average exercise price of $9.80 per share.

    About.com, MiningCo., The Mining Company, GuideSite and our logo are our trademarks. Each other trademark, trade name or service mark appearing in this prospectus belongs to its holder.

                      SUMMARY CONSOLIDATED FINANCIAL DATA
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

    The following table summarizes our consolidated statements of operations data. This table does not present all of our consolidated financial information. You should read this information together with our consolidated financial statements and the notes to those statements beginning on page F-1 of this prospectus, the information under "Selected Consolidated Financial Data" and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

                                                  PERIOD FROM
                                                 JUNE 27, 1996
                                                  (INCEPTION)        YEAR ENDED         SIX MONTHS ENDED
                                                    THROUGH         DECEMBER 31,            JUNE 30,
                                                 DECEMBER 31,    -------------------   -------------------
                                                     1996          1997       1998       1998       1999
CONSOLIDATED STATEMENTS OF OPERATIONS DATA:
Revenues.......................................     $    --      $   391    $  3,722   $   548    $  6,074
Cost of revenues...............................          91        1,931       4,189     1,286       5,246
Non-cash compensation..........................          --           --          27        20       3,621
                                                    -------      -------    --------   -------    --------
Gross profit (loss)............................         (91)      (1,540)       (494)     (758)     (2,793)
Operating expenses:
  Sales and marketing..........................         241        1,761       7,890     1,377      23,784
  General and administrative...................       1,101        1,994       2,944     1,103       3,273
  Product development..........................         948        3,046       3,113     1,184       2,934
  Non-cash compensation........................          --           --         451       231         616
  Amortization of goodwill.....................          --           --          --        --          33
                                                    -------      -------    --------   -------    --------
Total operating expenses.......................       2,290        6,801      14,398     3,895      30,640
                                                    -------      -------    --------   -------    --------
Loss from operations...........................      (2,381)      (8,341)    (14,892)   (4,653)    (33,433)
Other income (expense), net....................         (57)        (299)       (686)     (571)        818
                                                    -------      -------    --------   -------    --------
Net loss.......................................      (2,438)      (8,640)    (15,578)   (5,224)    (32,615)
Cumulative dividends and accretion of
  convertible preferred stock to liquidation
  value........................................          --           --      (1,230)       --        (659)
                                                    -------      -------    --------   -------    --------
Net loss attributable to common stockholders...     $(2,438)     $(8,640)   $(16,808)  $(5,224)   $(33,274)
                                                    =======      =======    ========   =======    ========
Basic and diluted net loss per common share....     $ (1.20)     $ (4.94)   $  (9.71)  $ (3.08)   $  (4.38)
                                                    =======      =======    ========   =======    ========
Weighted average shares outstanding used in
  basic and diluted net loss per common share
  calculation..................................       2,035        1,749       1,732     1,698       7,589
                                                    =======      =======    ========   =======    ========

    The following table summarizes our consolidated balance sheets data. The as adjusted column reflects our sale of 3,000,000 shares of common stock in this offering, the net proceeds from which are estimated to be approximately
$140.6 million after deducting underwriting fees and estimated offering expenses payable by us. Please see "Capitalization."

                                                               AS OF JUNE 30, 1999
                                                              ----------------------
                                                               ACTUAL    AS ADJUSTED
CONSOLIDATED BALANCE SHEETS DATA:
  Cash and cash equivalents.................................  $ 61,506    $202,091
  Working capital...........................................    52,911     193,496
  Total assets..............................................    74,969     215,554
  Notes payable, excluding current portion..................       667         667
  Total stockholders' equity................................    62,454     203,039

                                  RISK FACTORS

    ANY INVESTMENT IN OUR COMMON STOCK INVOLVES A HIGH DEGREE OF RISK. YOU SHOULD CONSIDER CAREFULLY THE FOLLOWING INFORMATION ABOUT THESE RISKS, TOGETHER WITH THE OTHER INFORMATION CONTAINED IN THIS PROSPECTUS, BEFORE YOU DECIDE TO BUY OUR COMMON STOCK. IF ANY OF THE EVENTS DESCRIBED IN THE FOLLOWING RISK FACTORS ACTUALLY OCCURS, OUR BUSINESS, RESULTS OF OPERATIONS OR FINANCIAL CONDITION WOULD LIKELY SUFFER. IN THIS CASE, THE MARKET PRICE OF OUR COMMON STOCK COULD DECLINE, AND YOU MAY LOSE ALL OR PART OF THE MONEY YOU PAID TO BUY OUR COMMON STOCK.

BECAUSE WE HAVE ONLY BEEN IN BUSINESS FOR A SHORT PERIOD OF TIME, THERE IS
  LIMITED INFORMATION UPON WHICH YOU CAN EVALUATE OUR BUSINESS.

    We were incorporated in June 1996 and launched our network in April 1997. Accordingly, you can only evaluate our business based on our limited operating history. As a young company, we face risks and uncertainties relating to our ability to successfully implement our business plan. If we are unsuccessful in addressing these risks and uncertainties, our business, results of operations and financial condition will be materially adversely affected.

WE HAVE LOST MONEY EVERY QUARTER AND EVERY YEAR, AND WE EXPECT TO LOSE MONEY IN
  THE FUTURE.

    IF OUR REVENUES DO NOT INCREASE SUBSTANTIALLY, WE MAY NEVER BECOME PROFITABLE. We have not generated enough revenues to exceed the substantial amounts we have spent to create, launch and enhance ABOUT.COM and to grow our business. Even if we do achieve profitability, we may not sustain or increase profitability on a quarterly or annual basis in the future.

    A PORTION OF OUR HISTORICAL REVENUES HAVE BEEN DERIVED FROM BARTER AGREEMENTS. Approximately 10% of our revenues in 1998 and approximately 7% of our revenues in the first six months of 1999 were derived from agreements where we traded advertisements on ABOUT.COM in exchange for advertisements on other web sites without receiving any cash payments. We expect that these barter revenues will continue to account for up to 10% of our total annual revenues in the future.

    OUR COSTS OF REVENUES COMBINED WITH OUR OPERATING EXPENSES HAVE EXCEEDED OUR REVENUES FOR ALL QUARTERS. We have historically funded our operations by selling our stock and not by generating income from our business. At June 30, 1999, our accumulated deficit was $59.3 million. We expect to continue to lose money for the foreseeable future because we plan to continue to incur significant expenses.

FLUCTUATIONS IN OUR OPERATING RESULTS MAY NEGATIVELY IMPACT OUR STOCK PRICE.

    Our quarterly operating results may fluctuate significantly in the future due to a variety of factors that could affect our revenues or our expenses in any particular quarter. It is possible that in some future periods our results of operations may be below the expectations of public market analysts and investors. In this event, the price of our common stock is likely to fall.

    You should not rely on our results of operations during any particular quarter as an indication of our results for a full year or any other quarter. Factors that may affect our quarterly results include:

    - the demand for advertising on ABOUT.COM;

    - the number of Internet users on, and the frequency of their use of, ABOUT.COM, since our advertising revenues are typically based on user traffic;

    - our ability to attract and retain advertisers and electronic commerce partners;

    - fees we may pay for distribution or content or other costs we may incur as we expand our operations;

    - our ability to meet the minimum number of advertisements that we are required to deliver to users by many of our advertising contracts, since our failure to do this would result in our deferring recognition of the related revenues and would reduce our available advertising inventory in subsequent periods;

    - changes in rates paid for advertising on ABOUT.COM; and

    - the timing and amount of our costs related to advertising sales and marketing efforts.

    Our operating expenses are based in part on our expectations of our future revenues and are relatively fixed in the short term. Given our limited operating history and our difficulties in accurately estimating the user traffic historically experienced on our website, user traffic on our website is difficult to forecast accurately. Consequently, since revenues from Internet advertising will make up a significant amount of our revenues for the foreseeable future, our revenues are difficult to forecast accurately. In particular, we intend to continue to expend significant amounts to build and enhance brand awareness of ABOUT.COM. We may be unable to adjust spending quickly enough to offset any unexpected revenue shortfall. If we have a shortfall in revenues in relation to our expenses, or if our expenses precede increased revenues, then our results of operations and financial condition would be materially adversely affected.

WE WILL ONLY BE ABLE TO EXECUTE OUR BUSINESS PLAN IF INTERNET USAGE GROWS.

    Our business would be adversely affected if Internet usage does not grow. Internet usage may be inhibited for any of the following reasons:

    - the Internet infrastructure may not be able to support the demands placed on it, and its performance and reliability may decline as usage grows;

    - security and authentication concerns with respect to the transmission over the Internet of confidential information, such as credit card numbers, and attempts by unauthorized computer users, so-called hackers, to penetrate online security systems; and

    - privacy concerns, including those related to the ability of web sites to gather user information without the user's knowledge or consent.

WE WILL ONLY BE ABLE TO EXECUTE OUR BUSINESS PLAN IF INTERNET ADVERTISING
  INCREASES.

    OUR BUSINESS, RESULTS OF OPERATIONS AND FINANCIAL CONDITION WOULD BE MATERIALLY ADVERSELY AFFECTED IF THE INTERNET ADVERTISING MARKET DEVELOPS MORE SLOWLY THAN WE EXPECT OR IF WE ARE UNSUCCESSFUL IN INCREASING OUR ADVERTISING REVENUES. Revenues from Internet advertising will make up a significant amount of our revenues for the foreseeable future. Since the Internet advertising market is new and rapidly evolving, we cannot yet gauge its effectiveness as compared to traditional advertising media.

    THE ADOPTION OF INTERNET ADVERTISING, PARTICULARLY BY THOSE ENTITIES THAT HAVE HISTORICALLY RELIED UPON TRADITIONAL MEDIA FOR ADVERTISING, REQUIRES THE ACCEPTANCE OF A NEW WAY OF CONDUCTING BUSINESS, EXCHANGING INFORMATION AND ADVERTISING PRODUCTS AND SERVICES. Advertisers that have traditionally relied upon other advertising media may be reluctant to advertise on the Internet. These businesses may find Internet advertising to be less effective than traditional advertising media for promoting their products and services. Many potential advertising and electronic commerce partners have little or no experience using the Internet for advertising purposes. Consequently, they may allocate only limited portions of their advertising budgets to Internet advertising.

    ADVERTISERS AND ELECTRONIC COMMERCE MARKETERS MAY NOT ADVERTISE ON ABOUT.COM OR MAY PAY LESS FOR ADVERTISING ON ABOUT.COM IF THEY DO NOT BELIEVE THAT THEY CAN RELIABLY MEASURE THE EFFECTIVENESS OF INTERNET ADVERTISING OR THE DEMOGRAPHICS OF THE USER VIEWING THEIR ADVERTISEMENTS. We use both internal measurements and measurements provided to us by third parties. If these third parties are unable to continue to provide these services, we would have to perform them ourselves or obtain them from another provider. This could cause us to incur additional costs or cause interruptions in our business while we are replacing these services. In addition, we are implementing additional systems designed to record demographic data on our customers. If we do not implement these systems successfully, we may not be able to accurately evaluate the demographic characteristics of our customers. Moreover, "filter" software programs that limit or prevent advertising from being delivered to an Internet user's computer are available. Widespread adoption of this software could adversely affect the commercial viability of Internet advertising.

    TO THE EXTENT THAT MINIMUM GUARANTEED IMPRESSION LEVELS ARE NOT MET OVER THE CONTRACT PERIOD, WE DEFER RECOGNITION OF THE CORRESPONDING PRO RATA PORTION OF THE REVENUES RELATED TO SUCH UNFULFILLED OBLIGATION UNTIL THE GUARANTEED IMPRESSION LEVELS ARE ACHIEVED. Advertising based on impressions, or the number of times an advertisement is delivered to users, represents substantially all of our current revenues. To the extent that minimum impression levels are not achieved for any reason, we may be required to provide additional impressions after the contract term, which would reduce our advertising inventory.

    OUR REVENUES COULD BE ADVERSELY AFFECTED IF WE ARE UNABLE TO ADAPT TO OTHER INTERNET ADVERTISING PRICING MODELS IF THEY ARE ADOPTED. It is difficult to predict which, if any, pricing models for Internet advertising will emerge as industry standards. This makes it difficult to project our future advertising rates and revenues.

WE MAY NOT BE ABLE TO ADAPT AS INTERNET TECHNOLOGIES AND CUSTOMER DEMANDS
  CONTINUE TO EVOLVE.

    To be successful, we must adapt to rapidly changing Internet technologies by continually enhancing ABOUT.COM and introducing new services to address our users' changing demands. We could incur substantial costs if we need to modify our services or infrastructure in order to adapt to changes affecting providers of Internet services. Our business, results of operations and financial condition could be materially adversely affected if we incurred significant costs to adapt, or cannot adapt, to these changes.

THE DEVELOPMENT OF OUR BRAND IS ESSENTIAL TO OUR FUTURE SUCCESS.

    If our brand marketing efforts are unsuccessful, our business, financial condition and results of operations would be materially adversely affected. In order to build our brand awareness, we must succeed in our brand marketing efforts, provide high-quality services and increase user traffic on ABOUT.COM. These efforts have required, and will continue to require, significant expenses.

WE MAY NOT BE ABLE TO COMPETE SUCCESSFULLY.

    Competition could result in less user traffic to ABOUT.COM, price reductions for our advertising inventory, reduced margins or loss of market share, any of which would have a material adverse effect on our business, results of operations and financial condition. We face intense competition for users and for advertisers. We expect this competition to increase because there are no substantial barriers to entry in our market. Competition may also increase as a result of industry consolidation. We may not be able to compete successfully.

    We compete for users and advertisers with the following:

    - Internet "portal" companies, including Excite, Lycos and Yahoo!;

    - Internet retrieval and directories companies, including AskJeeves and LookSmart;

    - online content web sites, including C--net, ESPN.com and ZDNet.com;

    - online community web sites, including iVillage;

    - online personal homepage services, including GeoCities and theglobe.com;

    - publishers and distributors of television, radio and print, including CBS, Disney, NBC and Time Warner;

    - general purpose consumer online services, including America Online and Microsoft Network; and

    - web sites maintained by Internet service providers, including AT&T Worldnet, Earthlink and MindSpring.

    Our ability to compete depends on many factors, many of which are outside of our control. These factors include the quality of content provided by us and by our competitors, the ease of use of services developed either by us or by our competitors, the timing and market acceptance of new and enhanced services developed either by us or by our competitors, and sales and marketing efforts by us and our competitors.

    We believe that many of our existing competitors, as well as potential new competitors, have longer operating histories, greater name recognition, larger customer bases and significantly greater financial, technical and marketing resources than we do. This may allow them to devote greater resources than we can to the development and promotion of their services. These competitors may also engage in more extensive research and development, adopt more aggressive pricing policies and make more attractive offers to existing and potential employees, guides, distribution partners and advertisers. Our competitors may develop services that are equal or superior to ABOUT.COM or that achieve greater market acceptance than ABOUT.COM. In addition, current and potential competitors have established or may establish cooperative relationships among themselves or with third parties to increase the ability of their services to address the needs of advertisers and electronic commerce marketers. As a result, it is possible that new competitors may emerge and rapidly acquire significant market share.

WE DEPEND ON RELATIONSHIPS WITH THIRD PARTIES.

    Our business, results of operations and financial condition could be materially adversely affected if we do not establish and maintain distribution relationships on commercially reasonable terms or if any of our distribution relationships do not result in increased user traffic on ABOUT.COM. A portion of the users who come to ABOUT.COM come from third-party web sites with which we have non-exclusive, short-term distribution relationships. Since these web sites may not attract significant numbers of users themselves, ABOUT.COM may not receive a significant number of additional users from these relationships. Moreover, we may have to pay significant fees to establish additional relationships or maintain existing relationships in the future.

    We have entered into, and may continue to enter into, agreements with advertisers or other third-party web sites that require us to exclusively feature these parties for certain aspects of ABOUT.COM. These exclusivity agreements may limit our ability to enter into other advertising or sponsorship agreements or other strategic relationships. Many companies we may pursue for strategic relationships also offer competing services. As a result, these competitors may be reluctant to enter into strategic relationships with us.

WE MAY NOT EFFECTIVELY MANAGE OUR GROWTH.

    In order to execute our business plan, we must grow significantly. This growth will place a significant strain on our personnel, management systems and resources. If we do not manage growth effectively, our business, results of operations and financial condition would be materially adversely affected. We expect that the number of our employees, including management-level employees, will continue to increase for the foreseeable future. In addition, we expect that the number of guides will continue to increase as new topic-specific sites are established. We must continue to improve our operational and financial systems and managerial controls and procedures, and we will need to continue to expand, train and manage our workforce. We must also maintain close coordination among our technical, accounting, finance, marketing, sales and editorial organizations.

REGULATORY AND LEGAL UNCERTAINTIES COULD HARM OUR BUSINESS.

    Any new law or regulation pertaining to the Internet, or the application or interpretation of existing laws, could decrease the demand for our network, increase our cost of doing business or otherwise have a material adverse effect on our business, results of operations and financial condition. There are, and will be, an increasing number of laws and regulations pertaining to the Internet. These laws or regulations may relate to liability for information retrieved from or transmitted over the Internet, online content regulation, user privacy, taxation and the quality of products and services. Moreover, the applicability to the Internet of existing laws governing intellectual property ownership and infringement, copyright, trademark, trade secret, obscenity, libel, employment, personal privacy and other issues is uncertain and developing. Please see "Business--Government Regulation and Legal Uncertainties."

WE MAY BE LIABLE FOR THE CONTENT WE MAKE AVAILABLE ON THE INTERNET.

    We make content available on ABOUT.COM and on the web sites of our advertisers and distribution and syndication partners. The availability of this content could result in claims against us based on a variety of theories, including defamation, obscenity, negligence, copyright or trademark infringement. Other claims may be brought based on the nature, publication and distribution of our content or based on errors or false or misleading information provided on ABOUT.COM, including information deemed to constitute professional advice such as legal, medical, financial or investment advice. We could also be exposed to liability for third-party content accessed through ABOUT.COM'S links to other websites or posted by users in chat rooms or bulletin boards offered on our topic-specific sites. Our financial condition could be materially adversely affected if we were found liable for information that we make available. Implementing measures to reduce our exposure to this liability may require us to spend substantial resources and limit the attractiveness of our services to customers. Please see "Business--Government Regulations and Legal Uncertainties."

IF WE ARE UNABLE TO SUCCESSFULLY INTEGRATE FUTURE ACQUISITIONS INTO OUR OPERATION, THERE COULD BE AN ADVERSE EFFECT ON OUR BUSINESS AND RESULTS OF OPERATIONS.

    We may acquire complementary businesses, products and technologies in the future. Some of the risks attendant to these acquisitions are:

    - difficulties and expenses of integrating the operations and personnel of acquired companies into our operations while preserving the goodwill of the acquired entity;

    - the additional financial resources that may be needed to fund the operations of acquired companies;

    - the potential disruption of our business;

    - our management's ability to maximize our financial and strategic position by incorporating acquired technology or businesses;

    - the difficulty of maintaining uniform standards, controls, procedures and policies;

    - the potential loss of key employees of acquired companies;

    - the impairment of relationships with employees and customers as a result of changes in management; and

    - increasing competition with other entities for desirable acquisition targets.

    Any of the above risks could prevent us from realizing significant benefits from our acquisitions. In addition, the issuance of our common stock in acquisitions will dilute our stockholder interests, while the use of cash will deplete our cash reserves. Finally, if we are unable to account for our acquisitions under the "pooling of interests" method of accounting, we may incur significant, one-time write-offs and amortization charges. These write-offs and charges could decrease our future earnings or increase our future losses.

WE WOULD BE UNABLE TO PROVIDE CONTENT WITHOUT THE EFFORTS OF OUR NETWORK OF
  GUIDES.

    Our business, results of operations and financial condition would be materially adversely affected if our guides fail to provide us with adequate content or if we fail to successfully replace former guides on a timely basis. We are substantially dependent on our network of guides for providing in-depth, high-quality, up-to-date content that covers thousands of subjects. Our guides may not continue to provide us with a sufficient amount of high-quality content covering a broad enough range of subjects. Furthermore, any number of guides may discontinue their relationship with us. In addition, since the guides are independent contractors, we have less control over the content production process than if the guides were our employees.

WE COULD INCUR SIGNIFICANT WITHHOLDING TAXES AND EMPLOYEE BENEFITS EXPENSES IF
  THE GUIDES WERE DEEMED TO BE OUR EMPLOYEES RATHER THAN INDEPENDENT
  CONTRACTORS.

    One or more jurisdictions or taxing authorities, including the Internal Revenue Service, may seek to treat the guides as our employees rather than independent contractors. As a result, they may seek to impose taxes, interest or penalties on us. In addition, employees are generally entitled to healthcare and other benefits that are typically unavailable to independent contractors. Since we believe that the guides are independent contractors, we would vigorously oppose any claim to the contrary. However, our efforts to do so might not be successful. We are not able to estimate accurately the quantitative effect that these taxes or employee benefit costs would have on us if the guides were deemed to be employees. Our business, results of operations and financial condition would be materially adversely affected if these claims are made and we do not prevail or if we are required to treat the guides as employees for tax or employee benefit purposes or otherwise. Please see "Business--Government Regulation and Legal Uncertainties."

WE DEPEND ON OUR KEY EXECUTIVES AND WILL NEED ADDITIONAL PERSONNEL TO GROW OUR
  BUSINESS.

    Our future success depends, in part, on the continued service of our key management personnel, particularly Mr. Scott P. Kurnit, our President and Chief Executive Officer, and Mr. William C. Day, our Chief Operating Officer. Although we are the beneficiary of a key person life insurance policy on Mr. Kurnit's life, the loss of his services, or the services of other key employees, would have a material adverse effect on our business, results of operations and financial condition. Our future success also depends on our ability to attract, retain and motivate highly skilled employees, including advertising sales personnel. Competition for employees in our industry is intense. We may be unable to attract, assimilate or retain other highly qualified employees in the future. We have from time to time in the past experienced, and we expect to continue to experience in the future, difficulty in hiring and retaining highly skilled employees with appropriate qualifications.

THE PERFORMANCE OF ABOUT.COM IS CRITICAL TO OUR BUSINESS AND TO OUR REPUTATION.

    Any system failure, including network, software or hardware failure, that causes an interruption in our network or a decrease in responsiveness of ABOUT.COM could result in reduced user traffic on ABOUT.COM and reduced revenue. ABOUT.COM has in the past experienced slower response times and interruptions in service for a variety of reasons. ABOUT.COM could also be affected by computer viruses, electronic break-ins or other similar disruptions. Our insurance policies have low coverage limits and therefore our insurance may not adequately compensate us for any losses that may occur due to any interruptions to our network.

    In January 1998, we entered into an Internet-hosting agreement with GlobalCenter, Inc. to maintain all of our production servers at GlobalCenter's Manhattan Data Center. This agreement was extended in January 1999 and is terminable by either party upon 90 days' notice. Our operations depend on GlobalCenter's ability to protect its and our systems against damage from fire, power loss, water damage, telecommunications failures, vandalism and other malicious acts, and similar unexpected adverse events. Any disruption in the Internet access provided by GlobalCenter could have a material adverse effect on our business, results of operations and financial condition.

    Our users and our guides depend on Internet service providers, online service providers and other web site operators for access to ABOUT.COM. Each of these providers has experienced significant outages in the past, and could experience outages, delays and other difficulties due to system failures unrelated to our systems.

WE MAY BE UNABLE TO PROTECT OUR INTELLECTUAL PROPERTY AND WE MAY BE LIABLE FOR
  INFRINGING THE INTELLECTUAL PROPERTY RIGHTS OF OTHERS.

    Third parties may infringe or misappropriate our patents, trademarks or other intellectual property, which could have a material adverse effect on our business, results of operations or financial condition. While we enter into confidentiality agreements with our material employees, guides, consultants and strategic partners, and generally control access to and distribution of our proprietary information, the steps we have taken to protect our intellectual property may not prevent misappropriation. In addition, we do not know whether we will be able to defend our proprietary rights since the validity, enforceability and scope of protection of proprietary rights in Internet-related industries is still evolving.

    Third parties may assert infringement claims against us. From time to time in the ordinary course of business we have been, and we expect to continue to be, subject to claims of alleged infringement of the trademarks and other intellectual property rights of third parties. These claims and any resultant litigation, should it occur, could subject us to significant liability for damages. In addition, even if we prevail, litigation could be time-consuming and expensive to defend, and could result in the diversion of our time and attention. Any claims from third parties may also result in limitations on our ability to use the intellectual property subject to these claims unless we are able to enter into agreements with the third parties making these claims.

SEASONAL FACTORS MAY AFFECT OUR QUARTERLY OPERATING RESULTS.

    Seasonality of user traffic on ABOUT.COM and our advertising revenues may cause our total revenues to fluctuate. User traffic on web sites has typically declined during the summer and year-end vacation and holiday periods. We believe that advertising sales in traditional media, such as television and radio, generally are lower in the first and third calendar quarters of each year. Similar seasonal or other patterns may develop in our business.

WE WOULD LOSE REVENUES AND INCUR SIGNIFICANT COSTS IF OUR SYSTEMS OR MATERIAL
  THIRD-PARTY SYSTEMS ARE NOT YEAR 2000 COMPLIANT.

    The failure of our internal systems, or any material third-party systems, to be Year 2000 compliant would have a material adverse effect on our business, results of operations and financial condition. Although we have received compliance information from our material third-party vendors, we have not received compliance information from all of our third-party vendors. It is also possible that our third-party vendors were mistaken in certifying that their systems are Year 2000 compliant. As a result, we cannot be sure that our internal system, as a whole, is Year 2000 compliant. In addition, there can be no assurance that governmental agencies, utility companies, Internet access companies, third-party service providers and others outside of our control will be Year 2000 compliant. The failure by those entities to be Year 2000 compliant could result in a systemic failure beyond our control, as a prolonged Internet, telecommunications or electrical failure, which could also prevent us from delivering ABOUT.COM, decrease the use of the Internet or prevent customers from accessing ABOUT.COM, any of which could have a material adverse effect on our business, results of operations and financial condition. Based on the results of our Year 2000 assessment, we have determined that it is not necessary to develop a Year 2000 contingency plan. Please see "Management's Discussion and Analysis of Financial Condition and Results of Operations--Impact of the Year 2000."

WE CANNOT PREDICT OUR FUTURE CAPITAL NEEDS AND WE MAY NOT BE ABLE TO SECURE
  ADDITIONAL FINANCING.

    We may need to raise additional funds in the future in order to fund more aggressive brand promotion or more rapid expansion, to develop new or enhanced services, to respond to competitive pressures or to make acquisitions. Any required additional financing may not be available on terms favorable to us, or at all. If adequate funds are not available on acceptable terms, we may be unable to fund our expansion, successfully promote our brand, or take advantage of acquisition opportunities, develop or enhance services, respond to competitive pressures or take advantage of acquisition opportunities, any of which could have a material adverse effect on our business, results of operations and financial condition. If additional funds are raised by our issuing equity securities, stockholders may experience dilution of their ownership interest and the newly issued securities may have rights superior to those of the common stock. If additional funds are raised by our issuing debt, we may be subject to limitations on our operations, including limitations on the payment of dividends. We currently anticipate that our net proceeds from this offering, together with currently available funds, will be sufficient to meet our anticipated needs through at least 2000. Please see "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources."

FUTURE SALES OF COMMON STOCK BY OUR EXISTING STOCKHOLDERS COULD ADVERSELY AFFECT
  OUR STOCK PRICE.

    Sales of a substantial number of shares of our common stock in the public market could cause the market price of our common stock to decline and could impair our ability to raise additional capital through the sale of equity securities.

    As of September 30, 1999, we had approximately 12,288,418 shares of common stock outstanding, of which approximately 3,450,000 shares were freely transferable without restriction or registration under the Securities Act. After this offering, 3,500,000 additional shares will be freely transferable and the remaining 8,338,418 shares of common stock are "restricted securities" as that term is defined in Rule 144 under the Securities Act. Approximately
5,750,000 shares of our common stock are subject to "lock-up" agreements that generally prohibit the sale or other transfer of the shares for 90 days from the date of this prospectus without the prior written consent of Donaldson, Lufkin & Jenrette Securities Corporation, the lead manager of this offering. From time to time, these shares will become eligible for sale, subject in most cases to the volume, holding period and other limitations of Rule 144 and Rule 701. After this offering, approximately 2,450,000 restricted securities held by non-affiliates will be eligible for sale from time to time under Rule 144(k) without volume and manner of sale restrictions. In addition, we have filed a registration statement on Form S-8 with the Securities and Exchange Commission covering 3,349,885 shares of common stock reserved for issuance under our stock plans as of September 30, 1999. Sales of a large number of of any of these shares could have an adverse effect on the market price for our common stock.

AFTER THIS OFFERING, OUR OFFICERS AND DIRECTORS MAY STILL CONTROL US.

    Our executive officers and directors will, in the aggregate, beneficially own approximately 28.1% of the common stock following this offering. These stockholders may be able to exercise control over all matters requiring approval by our stockholders, including the election of directors and approval of significant corporate transactions. This concentration of ownership may also have the effect of delaying or preventing a change in control of us, which could have a material adverse effect on our stock price. Please see "Principal and Selling Stockholders."

OUR STOCK PRICE HAS BEEN AND MAY CONTINUE TO BE VOLATILE.

    The market price of our common stock has fluctuated in the past and is likely to continue to be highly volatile and could be subject to wide fluctuations. In addition, the Nasdaq National Market, where most publicly held Internet companies are traded, has experienced extreme price and volume fluctuations. These fluctuations often have been unrelated or disproportionate to the operating performance of these companies. These broad market and industry factors may materially adversely affect the market price of our common stock, regardless of our actual operating performance. In the past, following periods of volatility in the market price of a company's securities, securities class action litigation often has been instituted against that company. Litigation like this, if instituted, could result in substantial costs and a diversion of management's attention and resources.

YOU WILL SUFFER IMMEDIATE AND SUBSTANTIAL DILUTION.

    The public offering price per share significantly exceeds the net tangible book value per share. Accordingly, investors purchasing shares in this offering will suffer immediate and substantial dilution of their investment. Please see "Dilution."

                    FORWARD-LOOKING STATEMENTS; MARKET DATA

    Many statements made in this prospectus under the captions "Prospectus Summary," "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business" and elsewhere are forward-looking statements that are not based on historical facts. Because these forward-looking statements involve risks and uncertainties, there are important factors that could cause actual results to differ materially from those expressed or implied by these forward-looking statements, including those discussed under "Risk Factors."

    This prospectus includes market data about us and the Internet industry. These data come from information published by Media Metrix, Inc., a media research firm specializing in market and technology measurement on the Internet, and International Data Corporation, also known as IDC, and Forrester Research, both of which are providers of market and strategic information for the information technology industry. These market data include projections that are based on a number of assumptions. The assumptions include that:

    - no catastrophic failure of the Internet will occur;

    - the number of people online and the total number of hours spent online will increase significantly over the next five years;

    - the value of online advertising dollars spent per online user hour will increase;

    - the download speed of content will increase dramatically; and

    - Internet security and privacy concerns will be adequately addressed.

    This type of data is inherently imprecise and investors should not place undue reliance on these data. If any one or more of the foregoing assumptions turns out to be incorrect, actual results may differ from the projections based on these assumptions. The failure of these markets to grow at these projected rates may have a material adverse effect on our business, results of operations and financial condition, as well as the market price of our common stock.

                                USE OF PROCEEDS

    The net proceeds we will receive from the sale of the 3,000,000 shares of common stock offered by us, after deducting underwriting fees and estimated offering expenses payable by us, will be approximately $140.6 million (up to $159.9 million if the underwriters' over-allotment option is exercised in full), at an offering price of $49.875 per share. We will not receive any proceeds from the sale of shares by existing stockholders.

    We intend to use the net proceeds of this offering to execute our business plan and for general corporate purposes. As part of this plan, we intend to enhance the value of our brand, to expand our advertising sales efforts and to further develop our network. We may also explore acquisitions or minority investments.

    While we may also use a portion of our proceeds for acquisitions of businesses, technologies and product offerings or minority investments in businesses, we have no present commitments or agreements relating to any acquisitions or investments. The amounts we actually spend for any of the foregoing purposes may vary significantly and will depend on a number of factors, including our future revenue, cash generated by operations, if any, and other factors described under "Risk Factors." Accordingly, management will have significant flexibility in applying our net proceeds. Pending any such use, as described above, we intend to invest the net proceeds in interest-bearing investment grade instruments. See "Risk Factors--If we are unable to successfully integrate future acquisitions into our operations, there could be an adverse effect on our business and results of operations."

                          PRICE RANGE OF COMMON STOCK

    Since May 20, 1999, our common stock has been traded on the Nasdaq National Market under the symbol "BOUT." From March 24, 1999 until May 19, 1999, our common stock was traded on the Nasdaq National Market under the symbol "MINE." The following table sets forth, for the periods indicated, the high and low sales prices per share for our common stock as reported by the Nasdaq National
Market:

                                                                    PRICE RANGE OF
                                                                     COMMON STOCK
                                                              --------------------------
                                                                  HIGH           LOW
YEAR ENDING DECEMBER 31, 1999:
  First Quarter (from March 24, 1999).......................  $  89 1/2      $46 7/16
  Second Quarter............................................    100           23
  Third Quarter.............................................     58 3/4       19 1/2
  Fourth Quarter (through October 28, 1999).................     61 1/2       45 3/8

    On October 28, 1999, the reported last sale price for our common stock on the Nasdaq National Market was $50.00 per share. As of October 4, 1999, there were approximately 117 holders of record of our common stock.

                                DIVIDEND POLICY

    We have not declared or paid any cash dividends on our capital stock since inception and do not expect to pay any cash dividends for the foreseeable future. We currently intend to retain future earnings, if any, to finance the expansion of our business.

                                 CAPITALIZATION

    The following table sets forth, as of June 30, 1999, our cash position and capitalization:

       - on an actual basis; and

       - on an as adjusted basis to give effect to our sale of 3,000,000 shares in this offering at a price of $49.875 per share, after deducting underwriting fees and estimated offering expenses payable by us.

This information should be read together with our consolidated financial statements and the notes relating to those statements appearing elsewhere in this prospectus.

                                                                         AS OF JUNE 30, 1999
                                                                  ----------------------------------
                                                                    ACTUAL              AS ADJUSTED
                                                                  (IN THOUSANDS, EXCEPT SHARE DATA)
Cash and cash equivalents...................................       $ 61,506                $202,091
                                                                   ========                ========

Notes payable, excluding current portion....................       $    667                $    667
Obligations under capital leases, excluding current
  installments..............................................             59                      59

Stockholders' equity:
  Preferred stock, $0.001 par value, 5,000,000 shares
    authorized; 0 shares issued and outstanding, actual or
    as adjusted.............................................             --                      --
  Common stock, $0.001 par value, 50,000,000 shares
    authorized; 12,144,155 shares issued and outstanding,
    actual; and 15,144,155 shares issued and outstanding, as
    adjusted................................................             12                      15
Additional paid-in capital..................................        125,102                 265,684
Deferred compensation.......................................         (3,389)                 (3,389)
Accumulated deficit.........................................        (59,271)                (59,271)
                                                                   --------                --------
  Total stockholders' equity................................         62,454                 203,039
                                                                   --------                --------
    Total capitalization....................................       $ 63,180                $203,765
                                                                   ========                ========

    We expect that there will be approximately 15,288,418 shares of common stock outstanding after this offering. This number includes, in addition to the adjustments described above, 144,263 shares issued upon option exercises that occurred between July 1, 1999 and September 30, 1999. See "Prospectus Summary--Additional shares may be issued after this offering upon the exercise of options and warrants."

                                    DILUTION

    Our net tangible book value as of June 30, 1999 was $59,536,400, or $4.90 per share. Our net tangible book value per share is equal to the amount of our total assets less intangible assets and less total liabilities, divided by the number of shares of common stock outstanding as of June 30, 1999.

    Giving effect to the sale of the 3,000,000 shares offered by us at a public offering price of $49.875 per share, after deducting underwriting fees and estimated offering expenses payable by us, our net tangible book value as of June 30, 1999 would have been $200,121,000, or $13.21 per share. This represents an immediate increase in net tangible book value of $8.31 per share to existing stockholders and an immediate dilution in net tangible book value of $36.67 per share to investors purchasing shares in this offering. The following table illustrates this per share dilution:

    Price per share.............................................             $ 49.88
      Net tangible book value per share as of June 30, 1999.....   $ 4.90
      Increase in net tangible book value per share attributable
        to new investors........................................     8.31
                                                                   ------
    Net tangible book value per share after this offering.......               13.21
                                                                             -------
    Dilution per share to investors purchasing shares in this
      offering..................................................             $ 36.67
                                                                             =======

                      SELECTED CONSOLIDATED FINANCIAL DATA

    The following selected consolidated financial data should be read together with the consolidated financial statements and the notes to those statements and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this prospectus. These statements of operations data for the period from June 27, 1996 (inception) through December 31, 1996 and for the years ended December 31, 1997 and 1998, and the balance sheet data at December 31, 1997 and 1998 are derived from our audited consolidated financial statements included elsewhere in this prospectus. The balance sheets data as of December 31, 1996 have been derived from our audited consolidated financial statements not included in this prospectus. Historical results are not necessarily indicative of the results to be expected in the future.

    The selected consolidated financial data as of June 30, 1999 and for each of the six months ended June 30, 1998 and 1999 are derived from our unaudited interim consolidated financial statements included elsewhere in this prospectus. The unaudited consolidated financial statements have been prepared on substantially the same basis as the audited financial statements and include all adjustments, consisting only of normal recurring adjustments, that we consider necessary for a fair presentation of our financial position and results of operations for those periods. Operating results for the six months ended
June 30, 1999 are not necessarily indicative of the results that may be expected for the year ending December 31, 1999.

                                               PERIOD FROM
                                              JUNE 27, 1996         YEAR ENDED           SIX MONTHS ENDED
                                              (INCEPTION) TO       DECEMBER 31,              JUNE 30,
                                               DECEMBER 31,    ---------------------   ---------------------
                                                   1996          1997        1998        1998        1999
                                                          (IN THOUSANDS, EXCEPT PER SHARE DATA)
CONSOLIDATED STATEMENTS OF OPERATIONS DATA:
Revenues....................................    $      --      $     391   $   3,722   $     548   $   6,074
Cost of revenues............................           91          1,931       4,189       1,286       5,246
Non-cash compensation.......................           --             --          27          20       3,621
                                                ---------      ---------   ---------   ---------   ---------
Gross profit (loss).........................          (91)        (1,540)       (494)       (758)     (2,793)
Operating expenses:
  Sales and marketing.......................          241          1,761       7,890       1,377      23,784
  General and administrative................        1,101          1,994       2,944       1,103       3,273
  Product development.......................          948          3,046       3,113       1,184       2,934
  Non-cash compensation.....................           --             --         451         231         616
  Amortization of goodwill..................           --             --          --          --          33
                                                ---------      ---------   ---------   ---------   ---------
Total operating expenses....................        2,290          6,801      14,398       3,895      30,640
                                                ---------      ---------   ---------   ---------   ---------
Loss from operations........................       (2,381)        (8,341)    (14,892)     (4,653)    (33,433)
Other income (expense), net.................          (57)          (299)       (686)       (571)        818
                                                ---------      ---------   ---------   ---------   ---------
Net loss....................................       (2,438)        (8,640)    (15,578)     (5,224)    (32,615)
Cumulative dividends and accretion of
  convertible preferred stock to liquidation
  value.....................................           --             --      (1,230)         --        (659)
                                                ---------      ---------   ---------   ---------   ---------
Net loss attributable to common
  stockholders..............................    $  (2,438)     $  (8,640)  $ (16,808)  $  (5,224)  $ (33,274)
                                                =========      =========   =========   =========   =========
Basic and diluted net loss per common
  share.....................................    $   (1.20)     $   (4.94)  $   (9.71)  $   (3.08)  $   (4.38)
                                                =========      =========   =========   =========   =========
Weighted average shares outstanding used in
  basic and diluted net loss per common
  share calculation.........................        2,035          1,749       1,732       1,698       7,589
                                                =========      =========   =========   =========   =========

                                                            AS OF DECEMBER 31,
                                                      ------------------------------       AS OF
                                                        1996       1997       1998     JUNE 30, 1999
                                                                      (IN THOUSANDS)
CONSOLIDATED BALANCE SHEETS DATA:
Cash and cash equivalents...........................  $ 1,647    $    303   $ 10,644      $61,506
Working capital (deficit)...........................    1,195      (3,098)     4,231       52,911
Total assets........................................    2,039       1,357     15,658       74,969
Convertible notes payable...........................       --       4,851         --           --
Notes payable, excluding current portion............    3,972       3,630        621          667
Convertible preferred stock.........................       --          --     32,072           --
Total stockholders' (deficit) equity................   (2,425)    (10,944)   (24,662)      62,454

          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                           AND RESULTS OF OPERATIONS

    THE FOLLOWING DISCUSSION OF OUR FINANCIAL CONDITION AND RESULTS OF OPERATIONS SHOULD BE READ TOGETHER WITH OUR CONSOLIDATED FINANCIAL STATEMENTS AND THE NOTES TO THOSE STATEMENTS INCLUDED ELSEWHERE IN THIS PROSPECTUS. THIS DISCUSSION CONTAINS FORWARD-LOOKING STATEMENTS THAT INVOLVE RISKS AND UNCERTAINTIES. PLEASE SEE "RISK FACTORS" AND "FORWARD-LOOKING STATEMENTS; MARKET DATA."

OVERVIEW

    For the period from our incorporation on June 27, 1996 through April 1997, our operating activities related primarily to the initial development of ABOUT.COM, recruitment of employees and guides, and the establishment of our organizational and technical infrastructure. Since the launch of our network in April 1997, revenues and operating expenses have increased as we enhanced our network of guides, expanded our editorial and operating staff, improved ABOUT.COM's functions and features and promoted ABOUT.COM to increase brand awareness. As part of our marketing efforts, we have conducted online campaigns and, beginning in June 1998, an offline campaign consisting of a national trade magazine print campaign, and outdoor and radio advertisements in selected cities. In the second quarter of 1999, we conducted a significant offline campaign consisting of a national print and television advertising campaign in connection with the launch of the About.com brand.

    To date, we have derived substantially all of our revenues from the sale of advertisements on ABOUT.COM. We expect to derive our revenues principally from the sale of advertising on ABOUT.COM for the foreseeable future. We currently offer advertisers numerous sizes and types of advertising placements, including banner advertisements, button advertisements and text links. We also offer sponsorship programs and other promotional opportunities to build brand awareness and drive user traffic to an advertiser's web site. To date, sales of advertisements on ABOUT.COM have been generated primarily by our internal advertising sales organization.

    Advertisers on ABOUT.COM enter into agreements of typically between two months and two years in duration. Pursuant to these agreements, we generally guarantee a minimum number of impressions, or the number of times that an advertisement is delivered to users of ABOUT.COM, to be delivered over a specified period of time at a fixed rate. Revenues from advertising sales are recognized ratably in the period in which the advertisement is displayed, provided that we have no significant remaining obligations, at the lesser of the ratio of impressions delivered over total guaranteed impressions or the straight line basis over the term of the contract, and collection of the resulting receivable is probable. Payments received from advertisers prior to displaying their advertisements on ABOUT.COM are recorded as deferred revenues and are recognized as revenues ratably as the advertisements are displayed. To the extent these minimum guaranteed impression levels are not met ratably over the contract period, we defer recognition of the corresponding pro rata portion of the revenues related to such unfulfilled obligation until the guaranteed impression levels are achieved. When there is no guarantee that we deliver a minimum number of impressions over a specified period, we recognize revenue in the period in which the impressions are delivered.

    Some agreements with advertisers entitle us to a share of revenues generated by sales of merchandise and services over a particular threshold resulting from direct links from ABOUT.COM. Through June 30, 1999, we had not recognized any material revenues from these revenue sharing agreements. Any revenues we derive from these revenue sharing agreements will be recognized upon notification from our advertisers of sales attributable to ABOUT.COM.

    Our agreements with our channel partners are typically at least 12 months in duration and generally require our partners to make payments to us for development, placement and advertising payments. We recognize any development fees as the services are provided. We recognize any placement fees ratably over the term of the agreement.

    Approximately 10% of our revenues during the year ended December 31, 1998 and approximately 7% of our revenues for the six month period ended June 30, 1999 were generated by agreements where we traded advertisements on ABOUT.COM in exchange for advertisements on third-party web sites without receiving any cash payment. The corresponding expenses from these barter arrangements, which equal the amount of the barter revenues from these arrangements, are included as a component of cost of revenues. We anticipate that barter revenues will continue to account for up to 10% of our total annual revenues.

    Guide compensation is generally included as a component of cost of revenues. We currently compensate guides at an amount equal to the greater of a monthly minimum guarantee or a percentage of net advertising revenues generated in the ABOUT.COM network. This revenue is distributed among the guides based on the user traffic on their respective topic-specific sites as a percentage of traffic for the whole network. Guides are also currently entitled to share a percentage of net transaction revenues and net syndication revenues.

    In connection with our initial public offering, we granted fully vested, non-qualified stock options to purchase 199,500 shares of common stock to a substantial majority of our guides. The exercise price per share of these options was $25.00 and the options have two-year terms. Since the guides are independent contractors, we recorded non-cash compensation expense of approximately $3.6 million during the quarter ended March 31, 1999, representing the fair market value of the options at the date of grant. This amount is presented in a separate line item above the gross profit (loss) line.

    Through June 30, 1999, we had recorded deferred compensation expense of approximately $4.5 million in connection with the grant of stock options to employees and directors, representing the difference between the deemed value of the common stock at the date of grant for accounting purposes and the exercise price of the related options. We amortize this non-cash expense over the vesting period, typically four years, of the applicable options. Amortization of deferred compensation expense was $478,000 for the year ended December 31, 1998 and $625,000 for the six months ended June 30, 1999, of which $9,000 is related to deferred compensation expense for the grant of options to operations personnel and has been included in the non-cash compensation expense line item appearing above the gross profit (loss) line. We currently expect to amortize the following amounts of deferred compensation expense annually:
1999--$1.1 million; 2000--$1.0 million; 2001--$1.0 million; and 2002--
$0.9 million.

    In June 1999, we acquired VantageNet, Inc. In connection with this acquisition, we recorded goodwill and purchased intangibles of $2.5 million. We are amortizing the goodwill and purchased intangibles related to this acquisition over the expected period of benefit of 3 years.

RESULTS OF OPERATIONS

RECENT DEVELOPMENTS

    On October 14, 1999, we announced unaudited results for the three and nine months ended September 30, 1999. The following table sets forth certain unaudited operating data for those periods and the comparable periods of 1998:

                                       THREE MONTHS ENDED         NINE MONTHS ENDED
                                          SEPTEMBER 30,             SEPTEMBER 30,
                                       -------------------       -------------------
                                         1998       1999           1998       1999
                                                      (IN THOUSANDS)
Revenues.............................  $ 1,030    $  7,884       $ 1,578    $ 13,958
Gross profit (loss)..................     (202)      3,789          (960)        996
Net loss.............................   (4,356)    (13,173)       (9,580)    (45,787)

SIX MONTHS ENDED JUNE 30, 1999 COMPARED TO SIX MONTHS ENDED JUNE 30, 1998

    REVENUES. Revenues consist primarily of advertising revenues on ABOUT.COM. For the six months ended June 30, 1999, revenues increased to $6.1 million, which included $452,000 of barter revenues, from $548,000, which included $49,000 of barter revenues, for the six months ended June 30, 1998. This period-to-period growth was primarily attributable to an increase in (1) the number of advertisers and the average commitment per advertiser, (2) user traffic on ABOUT.COM and (3) the number of our sales people. We anticipate that revenues from advertising will continue to account for substantially all of our revenues for the foreseeable future.

    COST OF REVENUES. Since the launch of ABOUT.COM in April 1997, cost of revenues has consisted primarily of guide compensation, third-party Internet advertising sales organization fees, salaries of operating personnel, site hosting and depreciation costs, barter advertising expenses and other product costs. Cost of revenues increased to $5.2 million for the six months ended
June 30, 1999 from $1.3 million for the six months ended June 30, 1998. The increase in cost of revenues was due to an increase in site hosting costs to support the increase in web site traffic, as well as an increase in depreciation and staff costs required to support the expansion of ABOUT.COM.

    NON-CASH COMPENSATION EXPENSE. For the six months ended June 30, 1999 and 1998, non-cash compensation expense increased to $3.6 million from $20,000. Non-cash compensation expense included amortization of deferred compensation relating to the grant of options to operations personnel in the amounts of $9,000 for the six months ended June 30, 1999 and $20,000 for the six months ended June 30, 1998. Non-cash compensation expense for the six months ended June 30, 1999 also included a charge in the amount of $3.6 million relating to our grant of stock options to the guides upon the closing of our initial public offering.

    SALES AND MARKETING. Sales and marketing expenses consist primarily of online and offline advertising costs, salaries and commissions of internal sales and marketing personnel, public relations costs, payments to third-party Internet companies to drive user traffic to ABOUT.COM and other marketing related expenses. For the six months ended June 30, 1999 and 1998, sales and marketing expenses increased to $23.8 million from $1.4 million. This period-to-period increase was primarily attributable to the non-recurring expenditures related to the launch of the About.com brand in the second quarter as well as an increase in our general sales and marketing expenses.

    GENERAL AND ADMINISTRATIVE. General and administrative expenses consist primarily of salaries and related costs for general corporate functions, including finance, accounting, facilities and professional services. For the six months ended June 30, 1999 and 1998, general and administrative expenses increased to $3.3 million from $1.1 million. The increase in general and administrative expenses was primarily attributable to increased salaries and related expenses associated with hiring additional personnel, facility-related expenses, and costs relating to our operation as a public company. We expect that we will incur additional general and administrative expenses as we hire additional personnel and incur additional costs related to the growth of our business and our operation as a public company, including directors' and officers' liability insurance, investor relations programs and professional services fees.

    PRODUCT DEVELOPMENT. Product development expenses include personnel and consulting costs associated with the design, development and testing of ABOUT.COM and our systems and editorial personnel costs. We expense our product development costs as incurred. For the six months ended June 30, 1999 and 1998, product development expenses increased to $2.9 million from $1.2 million. This period-to-period increase was primarily attributable to increased staffing levels to support our growth and development. We believe that timely deployment of new and enhanced features and technology are critical to attaining our strategic objectives. Accordingly, we intend to continue recruiting and hiring experienced product development personnel and to make additional investments in product development.

    NON-CASH COMPENSATION EXPENSE. For the six months ended June 30, 1999 and 1998, amortization of deferred compensation expense relating to the grant of options to non-operations personnel amounted to $616,000 and $231,000, respectively.

    GOODWILL. Goodwill amortization related to the acquisition of VantageNet amounted to $33,000 for the six months ended June 30, 1999.

    OTHER INCOME (EXPENSE), NET. Other income (expense), net includes interest expense related to our debt and capital lease obligations, net of interest income from our cash and cash equivalents. For the six months ended June 30, 1999 and 1998, other income (expense), net increased to $818,000 from $(571,000). The increase in other income was primarily attributable to the interest income generated by the increase in cash and cash equivalents from our initial public offering.

    CUMULATIVE DIVIDENDS AND ACCRETION OF CONVERTIBLE PREFERRED
STOCK. Cumulative dividends and accretion on our convertible preferred stock amounted to $659,000 during the six months ended June 30, 1999. Each share of convertible preferred stock was entitled to a cumulative dividend at a rate of $0.135 per share per annum for the Series A convertible preferred stock, $0.162 per share per annum for the Series B convertible preferred stock and $0.176 per share per annum for the Series C convertible preferred stock. Upon the closing of our initial public offering, 3,346,715 shares of Series A convertible preferred stock, 6,597,596 shares of Series B convertible preferred stock and 7,301,811 shares of Series C convertible preferred stock, representing all of our outstanding shares of convertible preferred stock, automatically converted into 6,139,640 shares of common stock.

PERIOD FROM JUNE 27, 1996 (INCEPTION) TO DECEMBER 31, 1996 COMPARED TO YEAR
  ENDED DECEMBER 31, 1997, COMPARED TO YEAR ENDED DECEMBER 31, 1998

    REVENUES. We launched our web service in April 1997. Revenues were $0 for the period from June 27, 1996 (inception) to December 31, 1996, $391,000 for the year ended December 31, 1997, which included $73,000 of barter revenues, and $3.7 million for the year ended December 31, 1998, which included $366,000 of barter revenues. This growth was primarily attributable to an increase in
(1) the number of advertisers and the average commitment per advertiser,
(2) user traffic on ABOUT.COM and (3) the number of our sales people. During the year ended December 31, 1998, we derived 12%, or $450,000, of our revenues from an advertising arrangement with Citibank, which ended on December 31, 1998.

    COST OF REVENUES. In 1996, our first year of operation, cost of revenues consisted of guide compensation, site hosting and depreciation costs incurred in connection with developing our service. Cost of revenues was $91,000 for the period from June 27, 1996 (inception) to December 31, 1996, $1.9 million for the year ended December 31, 1997 and $4.2 million for the year ended December 31, 1998. This period-to-period growth in cost of revenues was primarily attributable to an increase in the fees paid to guides, which increased by $1.1 million from 1996 to 1997 and an additional $1.0 million from 1997 to 1998, and in site hosting and operations costs, which increased by $492,000 from 1996 to 1997 and an additional $570,000 from 1997 to 1998, which was due to growth in user traffic on ABOUT.COM. Commencing in June 1998, we engaged a third-party Internet advertising sales representative organization to supplement our internal advertising sales force in selling our advertising inventory in exchange for a service fee. Fees paid to the third-party Internet advertising sales organization accounted for an increase of $233,000 in cost of revenues from 1997 to 1998.

    NON-CASH COMPENSATION EXPENSE. There were no non-cash compensation expenses for the period from June 27, 1996 (inception) to December 31, 1996 or for the year ended December 31, 1997. For the year ended December 31, 1998, amortization of deferred compensation expense relating to stock options granted to operations personnel was $27,000.

    SALES AND MARKETING. Sales and marketing expenses were $241,000 for the period from June 27, 1996 (inception) to December 31, 1996, $1.8 million for the year ended December 31, 1997, and $7.9 million for the year ended December 31, 1998. In 1996, we did not dedicate meaningful funds to sales and marketing as ABOUT.COM was not launched until April 1997. The increase in sales and marketing expenses from 1996 to 1997 was primarily attributable to the initiation of our online advertising and other promotional expenditures, which increased by $916,000, as well as increased sales and marketing personnel and related expenses, which increased by $512,000. The increase in sales and marketing expenses from 1997 to 1998 was primarily attributable to the initiation of our offline marketing and the expansion of online advertising efforts, which accounted for an increase of $4.9 million, of which $817,000 was expense related to third-party Internet companies to drive user traffic to ABOUT.COM, as well as increased sales and marketing personnel and related expenses, which increased by $329,000.

    GENERAL AND ADMINISTRATIVE. General and administrative expenses were $1.1 million for the period from June 27, 1996 (inception) to December 31, 1996, $2.0 million for the year ended December 31, 1997, and $2.9 million for the year ended December 31, 1998. The increase in general and administrative expenses was primarily attributable to increased salaries and related expenses associated with hiring additional personnel, which increased by $694,000 from 1996 to 1997 and by $622,000 from 1997 to 1998, and facility-related expenses, which increased by $588,000 from 1996 to 1997 and by $622,000 from 1997 to 1998, to support the growth in our operations.

    PRODUCT DEVELOPMENT. Product development expenses were $948,000 for the period from June 27, 1996 (inception) to December 31, 1996, $3.0 million for the year ended December 31, 1997, and $3.1 million for the year ended December 31, 1998. We launched our site in April 1997. The increase in product development expenses from 1996 to 1997 was primarily attributable to increased staffing levels required to design, develop and test modifications and improvements to ABOUT.COM. Product development expenses remained relatively constant from 1997 to 1998 due to nonrecurring consulting fees associated with the pre-launch development of ABOUT.COM incurred during the first six months of 1997, offset by an increase in staffing levels in 1998 and 1999 to support the growth and development of ABOUT.COM.

    NON-CASH COMPENSATION EXPENSE. During 1998, amortization of deferred compensation relating to stock options granted to non-operations personnel amounted to $451,000.

    OTHER INCOME (EXPENSE), NET. Other income (expense), net was $(57,000) for the period from June 27, 1996 (inception) to December 31, 1996, $(299,000) for the year ended December 31, 1997 and $(686,000) for the year ended December 31, 1998. The change was primarily attributable to interest accrued on outstanding debt obligations and amortization of debt discount. During 1997, we provided consulting services to Citibank for an aggregate amount of $450,000. Pursuant to our agreement with Citibank, we agreed to provide strategic assistance in creating, supporting and managing customized web sites around which communities on specific areas of interest for the financial institution's customers would be created. The term of the agreement was from June 20, 1997 through December 15, 1997. Fees generated by these services, net of expenses, were recorded as other income, net, of which $350,000 was recorded for the year ended December 31, 1997. We did not provide consulting services during 1998 and do not anticipate providing consulting services in the future.

    CUMULATIVE DIVIDENDS AND ACCRETION OF CONVERTIBLE PREFERRED
STOCK. Cumulative dividends and accretion on our convertible preferred stock amounted to $1.2 million in 1998.

QUARTERLY RESULTS OF OPERATIONS DATA

    The following tables set forth unaudited quarterly statement of operations data for each of the six quarters ended June 30, 1999. In the opinion of management, these data have been prepared substantially on the same basis as the audited financial statements appearing elsewhere in this prospectus, and include all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of such data. The quarterly data should be read together with the consolidated financial statements and the notes to those statements appearing elsewhere in this prospectus. The results of operations for any quarter are not necessarily indicative of the results of operations for any future period.

                                                                                THREE MONTHS ENDED
                                                  -------------------------------------------------------------------------------
                                                  MARCH 31,    JUNE 30,    SEPTEMBER 30,    DECEMBER 31,    MARCH 31,    JUNE 30,
                                                    1998         1998          1998             1998          1999         1999
                                                                                  (IN THOUSANDS)
Revenues........................................  $    152     $   396       $   1,030        $ 2,144       $  2,367     $  3,707
Cost of revenues................................       545         741           1,229          1,674          2,323        2,923
Non-cash compensation...........................        18           2               3              4          3,616            5
                                                  ---------    -------       ---------        -------       --------     --------
    Gross profit (loss).........................      (411)       (347)           (202)           466         (3,572)         779
Operating expenses:
  Sales and marketing...........................       318       1,059           2,332          4,181          5,438       18,346
  General and administrative....................       470         633             794          1,047          1,403        1,870
  Product development...........................       548         636             864          1,065          1,153        1,781
  Non-cash compensation.........................       200          31              94            126            374          242
  Amortization of goodwill......................        --          --              --             --             --           33
                                                  ---------    -------       ---------        -------       --------     --------
    Total operating expenses....................     1,536       2,359           4,084          6,419          8,368       22,272
                                                  ---------    -------       ---------        -------       --------     --------
Loss from operations............................    (1,947)     (2,706)         (4,286)        (5,953)       (11,940)     (21,493)
Other income (expense), net.....................      (478)        (93)            (70)           (45)            18          800
                                                  ---------    -------       ---------        -------       --------     --------
Net loss........................................  $ (2,425)    $(2,799)      $  (4,356)       $(5,998)      $(11,922)    $(20,693)
                                                  =========    =======       =========        =======       ========     ========

    We have a limited operating history upon which to evaluate our business and to predict revenues and plan operating expenses. In order to be successful, we must attract more user traffic to ABOUT.COM and generate significant advertising revenues. We expect our quarterly operating results to vary significantly in the future due to a variety of factors, many of which are outside our control. Since we expect to be substantially dependent on revenues from advertising for the foreseeable future, our quarterly revenues are likely to be particularly affected by user traffic levels on ABOUT.COM. We launched our service in April 1997 with a significant online marketing campaign. As a result, we spent significant amounts on marketing in the second quarter of 1997 to help support this launch. During the second half of 1997, our general and administrative expenses declined due to reductions in compensation of our officers. Following the completion of a private equity financing in April 1998, we used a portion of the proceeds to begin our offline marketing campaign. During the second quarter of 1999, we significantly increased our spending on marketing in connection with the launch of our About.com brand. Please see "Risk Factors--Our quarterly operating results may fluctuate."

LIQUIDITY AND CAPITAL RESOURCES

    Since inception, we have financed our operations primarily through the private placement of equity securities, the incurrence of indebtedness and the sale of common stock in our initial public offering. In March 1999, we received net proceeds of approximately $81.0 million from our initial public offering and a concurrent private placement of shares of our common stock.

    To date, we have experienced negative cash flows from operating activities. Net cash used in operating activities was $6.0 million for the year ended December 31, 1997 and $9.8 million for the year ended December 31, 1998. Net cash used in operating activities was $4.3 million for the six months ended
June 30, 1998 and $25.5 million for the six months ended June 30, 1999. Net cash used in operating activities for these periods was primarily attributable to our net losses during these periods, adjusted for certain non-cash items, and a higher level of accounts receivable resulting from an increase in our revenues, which was partially offset by increases in accounts payable and accrued expenses.

    Net cash used in investing activities was $148,000 for the year ended December 31, 1997 and $2.9 million for the year ended December 31, 1998. Net cash used in investing activities was $243,000 for the six months ended
June 30, 1998 and $5.9 million for the six months ended June 30, 1999. Prior to 1999, all net cash used in investing activities related to capital expenditures, primarily for the acquisition of equipment. For the six months ended June 30, 1999, net cash used in investing activities consisted primarily of $4.8 million of capital expenditures, primarily for the acquisition of equipment, $587,000 related to the acquisition of VantageNet and $488,000 related to the purchase of certain intangible assets.

    Net cash provided by financing activities was $4.8 million for the year ended December 31, 1997 and $23.1 million for the year ended December 31, 1998. Net cash provided by financing activities was $8.8 million for the six months ended June 30, 1998 and $82.3 million for the six months ended June 30, 1999. Net cash provided by financing activities in 1997 was primarily attributable to net proceeds received by us from the issuance of loans payable. Net cash provided by financing activities in 1998 was primarily attributable to net proceeds from the issuances of loans payable and preferred stock and the exercise of warrants by investors in December 1998, and, to a lesser extent, borrowings under a secured credit facility related to equipment financing. At December 31, 1998, there was no additional availability under this credit facility and the balance outstanding was $438,000, of which $154,000 is due in 1999, $157,000 in 2000 and $126,500 in 2001. In January and February 1999, we
entered into a lease line of credit for $781,000 to finance capital equipment, of which $232,000 is due in 1999, $269,000 in 2000, $273,000 in 2001 and $7,000
in 2002. Net cash provided by financing activities for the six months ended
June 30, 1999 consisted primarily of approximately $81.0 million in net proceeds received by us in connection with the closing of our initial public offering and concurrent placement in March 1999 and $619,000 of proceeds, net of repayments, from our secured credit facility. Net cash provided by financing activities for the six months ended June 30, 1998 consisted primarily of $8.7 million of net proceeds received by us from the issuance of loans payable and preferred stock and, to a lesser extent, proceeds from a secured credit facility related to equipment financing.

    As of June 30, 1999, we had $61.5 million of cash and cash equivalents. Our principal capital commitments consisted of obligations outstanding under capital and operating leases and a secured credit facility. We have spent approximately $8.3 million on capital expenditures since inception, excluding capital lease agreements. Although we have no material commitments for capital expenditures, we anticipate that we will substantially increase our capital expenditures and lease commitments consistent with our anticipated growth in operations, infrastructure and personnel. We currently anticipate that we will continue to experience significant growth in our operating expenses for the foreseeable future and that our operating expenses will be a material use of our cash resources.

    Our ability to generate significant revenues is uncertain. We have incurred substantial costs to create, launch and enhance ABOUT.COM and to grow our business. We incurred net losses of $2.4 million for the period from June 27, 1996 (inception) to December 31, 1996, $8.6 million for the year ended
December 31, 1997, $15.6 million for the year ended December 31, 1998,
$5.2 million for the six months ended June 30, 1998 and $32.6 million for the six months ended June 30, 1999. At June 30, 1999, we had an accumulated deficit of $59.3 million. We expect losses from operations and negative cash flow to continue for the foreseeable future as a result of our expansion plans and our continuing significant increases in operating expenses in the next several years. Although we have experienced revenue growth in recent periods, our revenues may not remain at their current level or increase in the future. If our revenues do not increase substantially, we may not achieve profitability. Even if we achieve profitability, we may not sustain or increase profitability on a quarterly or annual basis in the future.

    We currently anticipate that the net proceeds of this offering, together with available funds, will be sufficient to meet our anticipated needs at least through 2000. We may need to raise additional funds in the future in order to fund more aggressive brand promotion or more rapid expansion, to develop new or enhanced services, to respond to competitive pressures or to make acquisitions. Any required additional financing may not be available on terms favorable to us, or at all. If adequate funds are not available or not available on acceptable terms, we may be unable to fund our expansion, successfully promote our brand, develop or enhance our network, respond to competitive pressures or take advantage of acquisition opportunities, which could have a material adverse effect on our business, results of operations and financial condition. If we raise additional funds by issuing equity securities, stockholders may experience dilution of their ownership interest and those securities may have rights superior to those of the holders of the common stock. If we raise additional funds by issuing debt, we may be subject to certain limitations on our operations, including limitations on the payment of dividends.

IMPACT OF THE YEAR 2000

    Many currently installed computer systems and software products are coded to accept or recognize only two-digit entries in the date code field. These systems may recognize a date using "00" as the year 1900 rather than the year 2000. As a result, computer systems and/or software used by many companies and governmental agencies may need to be upgraded to comply with Year 2000 requirements or risk system failure or miscalculations causing disruptions of normal business activities.

    We are exposed to the risk that the systems on which we depend to conduct our operations are not Year 2000 compliant.

    STATE OF READINESS. We have completed the process of determining the Year 2000 readiness of our information technology systems, which include the hardware and software necessary to provide and deliver ABOUT.COM and our non-information technology systems, including telephone systems and other office equipment used internally. Our assessment plan consisted of the following steps:

    - evaluating our date dependent code, software and hardware and evaluating external dependencies;

    - quality assurance testing of our internally-developed proprietary software and systems incorporated in ABOUT.COM;

    - contacting third-party vendors and licensors of material hardware, software and services; and

    - contacting vendors of material non-information technology systems used by us.

    To date, our assessment has determined the following:

    - Internally developed software and systems have been checked for date dependent code, and all material files and systems are Year 2000 compliant.

    - We have received from vendors of material hardware and software components of our information technology systems responses satisfactory to us regarding the Year 2000 compliance of their products.

    - Commercial software upon which we are dependent is either Year 2000 compliant or is expected to be timely upgraded to be compliant in the normal course of business through upgrades or installation of software patches.

    - Substantially all hardware used in our network operations and all of the hardware used in our office operations has been certified as Year 2000 compliant by our vendors.

    - Our landlords and third-party advertising sales representative and servicing organizations have not yet provided us with information regarding their Year 2000 compliance.

    COSTS. We anticipate that no additional costs will be incurred for our year 2000 compliance efforts.

    RISKS. Although we have received compliance information from our material third-party vendors, we have not received compliance information from all of our third-party vendors. In addition, it is possible that our third-party vendors were untruthful or mistaken in certifying that their systems and products are Year 2000 compliant. Being required to fix or replace material third-party software, hardware or services on a timely basis could result in lost revenues, increased operating costs, damage to our reputation, system failures and other business interruptions, any of which could have a material adverse effect on our business, results of operations and financial condition.

    In addition, governmental agencies, utility companies, Internet access companies, third-party service providers and others outside our control may not be Year 2000 compliant. The failure by those entities to be Year 2000 compliant could result in a systemic failure beyond our control, such as a prolonged Internet, telecommunications or electrical failure, which could also prevent us from delivering ABOUT.COM, decrease the use of the Internet or prevent users from accessing ABOUT.COM, any of which would have a material adverse effect on our business, results of operations and financial condition.

    CONTINGENCY PLAN. Based on the results of the Year 2000 assessment, we have determined that it is not necessary to develop a contingency plan to address the worst-case scenario that might occur if technologies we are dependent upon actually are not Year 2000 compliant.

IMPACT OF RECENTLY ISSUED ACCOUNTING STANDARDS

    In April 1998, the American Institute of Certified Public Accountants issued Statement of Position 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use," which provides guidance for determining whether computer software is internal-use software and accounting for the proceeds of computer software originally developed or obtained for internal use and then subsequently sold to the public. Statement of Position 98-1 also provides guidance on capitalization of the costs incurred for computer software developed or obtained for internal use. We adopted Statement of Position 98-1 in 1999 and there has not been any material effect on the financial statements.

                                    BUSINESS

OVERVIEW

    We operate ABOUT.COM, a network of more than 650 highly-targeted, topic-specific web sites. Our network is differentiated by the high quality and depth of content we provide to users through the efforts of knowledgeable human guides who manage the sites, the volume of sites in our network and the consistency of site structure and design across the network. The sites provide high-quality original articles, moderated forums and chat rooms, newsletters, easy access to related sites, tools, and functionality within the ABOUT.COM network and extensive hand-picked links to web sites outside of ABOUT.COM. We pre-screen, train and monitor our guides to ensure quality and consistency across our network.

    Our network has been the fastest growing property among the top 25 Internet properties ranked by Media Metrix since we launched the About.com brand in May 1999. According to Media Metrix, approximately 8.9 million unique users visited ABOUT.COM in August 1999, making ABOUT.COM the number one news/information/entertainment Internet property in terms of audience reach and the fifteenth largest Internet property overall.

    We believe that the design of our network provides an attractive advertising and electronic commerce platform for reaching highly concentrated groups of users. Because our network is organized into sections and channels of related sites, we provide advertisers and electronic commerce marketers the ability to access specific audiences through our highly targeted sites or use our sections, channels or network to reach broader audiences.

INDUSTRY BACKGROUND

    GROWTH OF INTERNET USAGE

    The Internet is a significant global mass medium for conducting business, collecting and exchanging information, communicating and entertaining. International Data Corporation, or IDC, estimates that the number of Internet users worldwide will grow from approximately 142.2 million at the end of 1998 to approximately 502.4 million by the end of 2003, representing a compound annual growth rate of 29%. As Internet usage continues to grow, advertisers and electronic commerce marketers are increasingly using the web to locate customers, advertise and facilitate transactions.

    ADVERTISING. The Internet allows advertisers to more precisely target desired audiences while tracking impression levels, user demographics and advertisement effectiveness. According to Forrester Research, the total worldwide dollar value of Internet advertising will increase from $3.3 billion in 1999 to $24.1 billion in 2003.

    ELECTRONIC COMMERCE. The Internet allows marketers to interact more effectively with customers and to more easily obtain relevant data about buying patterns, preferences and demands. According to IDC, the percentage of Internet users buying goods and services on the Internet will increase from approximately 22% in 1998 to approximately 36% in 2003, and the total value of goods and services purchased directly on the web will increase from approximately $27.0 billion in 1998 to approximately $842.7 billion in 2003.

    LOCATING INFORMATION ON THE INTERNET

    The proliferation of content is making it increasingly difficult and time-consuming for users to navigate the Internet and to locate useful and relevant information. According to IDC, the number of web pages will increase from approximately 925 million at the end of 1998 to over 13 billion by the end of 2003, representing a compound annual growth rate of 70%. A number of methods and sources have emerged to enable Internet users to find information:

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
    INTERNET DIRECTORIES. Internet directories generally list web sites by specific topics of interest and contain links to these sites. With the rapid growth of content available on the Internet, these directories are becoming increasingly difficult to build and update with a high level of quality. In addition, the creators of these directories often have limited relevant knowledge about the directories' particular topic areas.

    INTERNET SEARCH ENGINES. Internet search engines capture, store and index web site information in order to retrieve web site listings in response to a user query. These software programs have a limited ability to determine the quality or relevance of the web sites they retrieve. Further, as the nature of the available content has become more difficult to classify, many companies offering search engines are being forced to employ significant editorial staffs to ensure that responses to queries are satisfactory. Search engines based on natural language have the added difficulty of accurately determining sentence syntax and nuances.

    INTERNET PORTALS. Many traditional Internet directories and search engines have added commodity tools and features, such as weather, news feeds, stock portfolios and personal home pages, and a limited amount of non-proprietary content from other media. These portals provide Internet users with basic information and static links on a broad range of topics. Because most portals have many similar tools and features and provide limited original content, there is little differentiation among them.

    TOPIC-SPECIFIC SITES. More in-depth content is generally found on sites focused on particular topics where individuals knowledgeable about those topics create the content. Because these sites tend to be widely dispersed, Internet users may need to visit a number of other, unaffiliated sites in order to satisfy their information needs.

    USER-GENERATED CONTENT SITES. Many web sites provide a forum for users to generate and contribute relevant content. However, the quality of this content varies significantly and the content is frequently unmanaged and poorly organized and presented. As a result, advertisers may be reluctant to entrust their brands to sites that rely upon user-generated content.

OUR SOLUTION

    We offer users a broad network of over 650 topic-specific sites in order to help users locate information within and outside of our network. In doing so, we create an environment in which advertisers can direct their messages to targeted audiences ranging from all users of our network to the users of a specific site.

    HIGH-QUALITY, TOPIC-SPECIFIC SITES. Each of our topic-specific sites is overseen by a guide who is knowledgeable about the site's topic. Our experienced editorial staff pre-screens, trains and oversees these guides in order to ensure a quality user experience. As a result of this guide management process, our sites incorporate high-quality original articles, information and relevant hand-picked links to web sites within and outside our network.

    NETWORK BENEFITS. ABOUT.COM is designed to enable users to move rapidly and efficiently throughout our network and to find relevant information on a wide range of topics. To facilitate user navigation, we group our web sites into sections that are then incorporated into broad, topical channels. All of our sites, sections and channels are designed and presented in a consistent manner so that users moving through ABOUT.COM can easily find the information they are seeking. By using standard templates and a patented guide-management methodology, we can easily and cost-effectively add new sites to address new topics of interest and to develop event-driven and seasonal web sites.

    ATTRACTIVE ADVERTISING AND ELECTRONIC COMMERCE PLATFORM. We believe our network offers a broad range of advertising and electronic commerce marketing opportunities. By organizing related sites into channels and sections, we provide advertisers and electronic commerce marketers with significant flexibility to select the level of targeting that they want to achieve on ABOUT.COM. Advertisers and

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
electronic commerce marketers can access broad audiences by advertising across our network or reach more targeted audiences by advertising in specific channels, sections or web sites.

OUR STRATEGY

    Our objective is to enhance our position as the leading Internet network of topic-specific web sites. The key elements of our strategy include:

    ENHANCING CHANNELS. We believe that many of our topic-specific sites have the opportunity to become market leaders in their given categories. Towards this end, we will continue to internally develop the content and services offered at the channel, section and site levels. In selected categories, we may choose to partner with companies having tools or content that will enable us to expand the information available in these categories and establish market leadership for ABOUT.COM.

    INCREASING TRAFFIC. We intend to increase user traffic to ABOUT.COM by expanding the features available on our network and increasing cross-promotion among our topic-specific sites. We believe these efforts will promote user loyalty, increase repeat usage and extend duration per visit. In addition, we have recently established an affiliate marketing program in which third parties can incorporate features and tools from ABOUT.COM that enable their users to link into our network to utilize those tools and access our content. We intend to supplement these efforts to increase traffic by continuing to form selected distribution and syndication partnerships.

    CONTINUING TO BUILD BRAND AWARENESS. We believe that enhancing our brand awareness is critical to attracting and retaining Internet users and advertisers. In May 1999, we conducted a significant marketing campaign in connection with the launch of ABOUT.COM. We intend to continue to build our brand awareness through offline and online marketing efforts.

    MAXIMIZING REVENUES FROM HIGHLY-TARGETED ADVERTISING. As traffic to our network has increased, we have begun to emphasize premium-priced advertising that provides our advertisers with highly-targeted audiences at the site level. We have increased the number of sites on which we have sold site-specific advertising from seven in March 1999 to 77 in June 1999. We believe we have significant opportunities to sell premium-rate, targeted advertising on additional sites, as well as across combinations of sites, sections and channels.

CHANNEL STRUCTURE AND DEVELOPMENT

    Our network currently consists of more than 650 topic-specific sites, each of which focuses on a particular topic and is overseen by a knowledgeable and paid guide. For ease of use and for enhanced advertising opportunities, we have grouped our more than 650 topic-specific sites into the following 18 channels, which in turn are divided into the indicated sections:

ARTS/LITERATURE
  Books/Authors
  Performing Arts
  Visual Arts/Design
  Writing/Publishing

BUSINESS/CAREERS
  Business
  Industries
  Job Searching
  Professions/Occupations

COMPUTING/TECHNOLOGY
  Business/Industry
  Games
  Hardware
  Multimedia
  OS
  Programming Software

EDUCATION
  Adult/Continuing Ed
  Arts
  College/University
  History
  Languages
  Literature
  Philosophy/Religion
  Primary/Secondary Ed
  Sciences--Life/Earth
  Sciences--Physical/Computer
  Social Sciences

ENTERTAINMENT
  Comedy
  Movies
  Music
  Online
  Radio
  TV

FINANCE/INVESTING
  Banking/Financial Services
  Bonds/Fixed Income
  Day Trading
  Economics
  Electronic Commerce
  Financial Planning
  Frugal Living
  Insurance Industry
  Investing: Canada
  Investing for Beginners
  Investment Clubs
  Mutual Funds
  Personal Credit: US
  Real Estate: US
  Retirement Planning
  Stocks

GAMES
  Electronic Games
  Games--General

HEALTH/FITNESS
  Alternative Medicine
  Disabilities
  Diseases/Conditions
  Fitness/Wellness
  Medicine
  Mental Health
  Women's Health

HOBBIES
  Arts/Crafts
  Collecting
  Pastimes

HOME/FAMILY
  Beauty/Fashion
  Cars/Motorcycles
  Drinks/Beverages
  Food/Cooking
  Gardening
  Home
  Parenting/Family
  Pets
  Relationships

INTERNET/ONLINE
  Business/Industry
  Communication
  Design
  Programming
  Security
  Sites/Services

KIDS/TEENS
  Arts
  Computers/Internet
  Kids/Teens
  Connecting
  Entertainment
  Games
  For Grownups
  For Teens
  Hobbies/Interests
  Home
  News/Current Events
  Homework
  Sports/Fitness

LOCAL
  Alaska/Hawaii
  California US
  Canada
  Midatlantic US
  Midwest US
  Mountain States US
  New England US
  Pacific Northwest US
  Southeast US
  Southwest US

NEWS/MEDIA
  Media
  News/Weather

SHOPPING
  Computer Brand
  Reviews
  Computer Peripherals
  Contests and Sweepstakes
  Couponing and Refunding
  Electronic Commerce
  Fashion
  Focus on Mac
  Hardware
  Freebies
  Frugal Living
  Home Electronics
  Online Shopping
  Palmtops/PDAs
  Personal Credit: US

SOCIETY/CULTURE
  Beliefs/Folklore
  Cultures--Africa/Mideast
  Cultures--Americas
  Cultures--Asia/Pacific
  Cultures--Europe
  Government/Politics
  Groups/Subcultures
  Issues/Causes
  Religion/Spirituality
  Sexuality

SPORTS
  Fishing/Hunting
  Individual/Spectator
  Motor Sports
  Recreation
  Sports-General
  Team/Spectator
  Water Sports
  Winter Sports

TRAVEL
  Africa/Asia/Australia
  Canada
  Europe
  Latin America/Caribbean
  Lodging/Transportation
  Outdoors/Recreation
  US--Midwest
  US--Northeast
  US--Pacific/Mountain
  US--Southeast
  US--Southwest
  Vacations

    We will continue to enhance the content and services offered at the channel, section and site levels. Towards this end, we have created a cross-discipline team structure to focus on the needs of particular channels. In those areas where we believe our internal offering can compete successfully on an independent basis, the relevant channel teams will focus their energy on the channel's further development. In other selected areas, we may choose to strengthen our channel offering by combining the benefits of our network with the tools or content of a third-party. These relationships can vary from providing content for a particular area of a channel or section to sponsoring an entire channel or section. They also enable us to increase the breadth of content on our network without incurring significant development costs. These third-party channel development agreements are typically at least 12 months in duration and require our partners to make payments to us for development, placement and advertising. To date, we have formed partnerships in the following channels and sections:

    - AboutShopping with ShopNow.com;

    - AboutFinance with The Motley Fool;

    - AboutComputing/Technology with CMP Media, Inc.;

    - Auto Section with Cars.com; and

    - Careers Section with HotJobs.com.

    We have also entered into partnerships to enhance our service offerings across several of our channels and sections. In the future, we may also expand our channel and section offerings through the acquisition of complementary businesses and technologies.

DISTRIBUTION AND SYNDICATION PARTNERSHIPS

    We believe that our distribution and syndication partnerships drive traffic to ABOUT.COM. Through these partnerships, we typically provide content to a partner's web site, and users can then link to ABOUT.COM for the full feature or additional information on that topic. The flexibility and breadth of our content enables us to partner with a broad range of Internet companies, including the following:

    - Search engines and Internet directories such as AltaVista, Dogpile, GoTo.com, Metacrawler, Netscape Communications' NetSearch and RealNames;

    - Internet service providers such as BellSouth.net;

    - Content web sites such as CNN.com and Weather.com; and

    - Broadband cable-related sites such as AMC American Pop, American Movie Classics, Bravo, Home Box Office, Independent Film Channel,
      LifetimeTV.com, Romance Classics and Showtime.

    These agreements typically require us to make payments that are either fixed or are based on the amount of user traffic directed from the partner's site to ABOUT.COM. In addition, through our recently established affiliate marketing program, third-party web sites can populate their site with our features and content, and Internet users are linked to ABOUT.COM for additional content. These agreements will require us to make payments that are based on the amount of user traffic directed from the affiliate's site to ABOUT.COM. Through our syndication partnerships, we provide content to a partner's web site for a fee. We intend to continue to pursue distribution and syndication partnerships with leading Internet service providers and popular web sites in the future.

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
ADVERTISING AND ELECTRONIC COMMERCE

    We believe our network provides a highly targeted platform for advertising and electronic commerce over a broad range of consumer and business topics. Sales of advertisements on ABOUT.COM are being generated primarily by our internal advertising sales organization. Our internal advertising sales force maintains close relationships with advertisers by consulting regularly with them on design and placement of their Internet-based advertising, by providing them with advertising measurement analysis and by providing a high level of customer support. As of August 31, 1999, we had an internal advertising sales organization consisting of 35 professionals located in New York, Los Angeles and San Francisco. We intend to increase the size of our internal advertising sales organization.

    Our advertisers typically enter into agreements with terms of between two months and two years, under which they generally receive a guaranteed number of impressions at a fixed rate. In some cases, these agreements entitle us to a share of revenues generated by sales of merchandise or services over a particular threshold resulting from direct links from ABOUT.COM. Advertisers have significant flexibility in determining the placement of their advertisements based on the level of targeting they want to achieve. We offer numerous sizes and types of advertising placement, including banner advertisements, button advertisements and text links. We also offer sponsorship programs and other promotional opportunities to build brand awareness and to drive traffic to the web sites of our advertisers.

    The following is a list of some of the advertisers that have advertised on ABOUT.COM during the first three quarters of 1999:


BBQ.com                 IBM
Bell Atlantic           Insweb
BellSouth               Lifeminders.com
Big Star Entertainment  Lowestfare.com
BMG Music               Mail.com
Borders.com             Medscape
Buy.com                 Mondera.com
Cars.com                MotherNature.com
Clorox                  The Motley Fool
CMP Media               Netscape
Dow Jones               Nicorette
Drugstore.com           Procter & Gamble
eFax                    RealNames
GAP                     Renaissance Cruises
General Motors          ShopNow.com
Hewlett Packard         Thomas Register
HotJobs.com             Uproar

    For several of our advertisers we have developed electronic commerce promotions that integrate original content from ABOUT.COM with traditional commercial advertising. We provide links to these integrated promotional sites by prominently displaying the advertisement within ABOUT.COM. For example, we have developed an online book store for Borders.com that integrates Borders' book offerings with book reviews independently written by ABOUT.COM guides. As part of this promotion, guides can make recommendations for books related to their topic-specific sites that are linked to the Borders online book store. As of August 31, 1999, over 550 guides had created annotated links to Borders book store within their topic-specific sites. We believe these features create a more relevant, engaging purchasing vehicle for users, while enhancing the value of our network as an electronic commerce platform.

BRAND PROMOTION AND MARKETING

    In May 1999, we changed our name from MiningCo.com to About.com. In support of this initiative, we conducted a significant national print and television campaign.

    We believe that an aggressive brand promotion campaign will increase usage of ABOUT.COM, as well as attract additional advertisers and electronic commerce partners. We market our service through online advertising and have been advertising in selected cities through traditional offline media, including outdoor and radio advertisements and a national trade magazine campaign. We also utilize public relations, trade shows and ongoing customer communications programs. We intend to expand our marketing and brand promotion initiatives.

GUIDE MANAGEMENT

    As of August 31, 1999, our 674 guides, 425 of whom had been guides for at least one year, were located in over 40 states and 18 countries. Through the topic-specific sites, these independent contractors create annotated Internet directories and original content, and moderate personal interaction tools such as bulletin boards and chat. As of August 31, 1999, the guides were directly supported by a team of 50 of our employees, including 26 editors. Editors regularly monitor each topic-specific site to assess the relevance and quality of its features, the management of personal interaction tools and compliance with our policies. Editors also provide weekly newsletters and host chats with guides to better communicate topic-specific site tips, including news, ideas for improving sites and marketing information.

    APPLICATION AND TRAINING. We recruit our guides through various methods, including searches of the Internet for topic-specific sites run by individuals, user inquiries, referrals by existing guides and Internet-based classified job listings. Guide applications are available on ABOUT.COM and are screened by a team of editors who read and evaluate the applicant's sample feature article and Internet directories, as well as assess the applicant's knowledge of his or her topic. Once an application is accepted, the applicant becomes an associate guide and is placed into a four-week preliminary training class. During this period, the associate guide is taught how to construct and maintain one of our topic-specific sites, how to administer a bulletin board and chat, and how to create features and newsletters. At the same time, we review the associate guide's feature articles and directories for quality of organization, annotation, completeness, direct linking to relevant pages within web sites and writing skills. If the associate guide meets our qualification criteria at the end of this period, his or her web site becomes a live topic-specific site and the associate guide becomes a guide.

    Following successful completion of the training class, each guide is placed in a comprehensive 12-week follow-on training and quality control process. During this period, the editorial staff provides guides with feedback on the strengths and weaknesses of their sites and makes recommendations for further improvements of both quality and consistency. At the end of this 12-week period, the quality of

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
the guide's site is rated. This rating is regularly revisited by the editors and is one of the factors that determines a guide's minimum compensation.

    GUIDE CONTRACTS. Pursuant to the standard guide contract, we are granted an exclusive perpetual license to use guide-developed ABOUT.COM content on the Internet and on any other commercial online service, subject to the guide sharing in any associated revenue. In addition, we also retain the right, on a non-exclusive basis, to use the content in any offline media, subject to the guide sharing in any associated revenue. The guides have agreed to share with us any revenue derived from their use of this content in any offline media. The standard guide contract is terminable by either party upon 15 days' prior written notice.

    GUIDE COMPENSATION. Guides are currently compensated based on the greater of a monthly guarantee or a percentage of net advertising revenues generated by the topic-specific sites on ABOUT.COM, which we distribute among the guides based on the user traffic on each guide's respective topic-specific site. By compensating guides based on the net advertising revenues of topic-specific sites, the guides are provided incentives to help and encourage each other. Guides are also currently entitled to share a percentage of net transaction revenues and net syndication revenues. In addition, we may distribute a discretionary bonus to guides based on outstanding content, exceptional performance and longevity.

    ONLINE GUIDE LOUNGE. We provide relevant information to the guides through a password-protected web site and via bulletin boards, chat and newsletters. The guide lounge includes a library of reference information for the guides, including our policies, publishing regulations and other useful information. The guide lounge also provides the guides with a platform for communicating with each other.

OUR PROPRIETARY TEMPLATE

    We have developed a proprietary template for the consistent presentation of each topic-specific site's navigational features, content and personal interaction tools. This template includes:

    - a welcome page that promotes various aspects of a topic-specific site, including the guide's latest featured article;

    - the name, e-mail address and photograph of the guide managing the topic-specific site;

    - an Internet directory that provides annotated links to the guide's selected third-party Internet content;

    - an archive of the guide's original content features;

    - a guide-created e-mail newsletter to allow the site's users to stay in touch with developments on the site and the site's particular topic;

    - a guide-moderated bulletin board where users can post questions, opinions or information;

    - a chat room for users that is used for regularly scheduled, guide-hosted chat sessions and unscheduled open chat;

    - an events calendar maintained by the guide that lists various activities and events related to the site's specific topic; and

    - a guide biography page that provides users with background information regarding the guide.

    Our editors regularly identify noteworthy content features within the topic-specific sites and combine this content in a variety of formats for users. This content is used to create daily features on

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
pages within ABOUT.COM (e.g., "ABOUT.COM TODAY"), and to develop e-mail newsletters. We believe that these features and newsletters are effective site promotion and user retention tools.

OPERATING INFRASTRUCTURE

    Our operating infrastructure is designed to provide timely and efficient delivery of the network to customers. Each page on a topic-specific site is generated and delivered by one of our web and applications servers. Our network uses FreeBSD, Solaris and Microsoft Windows NT for operating systems, and Apache and IIS for Internet web server software. Our internal programming efforts are written using a broad spectrum of programming languages.

    The administrative control center is our patented Internet-based site management environment. This center enables our guides to remotely manage their topic-specific sites at any time via a password-protected interface in order to preview and upload content, view usage and feedback reports, and access administrative tools for newsletters, chat, bulletin boards and events calendars.

    In January 1998, we entered into an Internet-hosting agreement with GlobalCenter to maintain all of our production servers at GlobalCenter's Manhattan Data Center. This agreement was extended in January 1999 and is terminable by either party upon 90 days' notice. GlobalCenter provides comprehensive facilities management services, including human and technical monitoring of all production servers 24 hours per day, seven days per week. GlobalCenter provides the means of connectivity for ABOUT.COM's servers to end-users via the Internet through high capacity transmission wires. These connections link to many different parts of the Internet via a combination of public and private peering agreements. The facility has two independent power supplies, which are battery-powered, as well as two independent diesel generators designed to provide power to these systems within seconds of a power outage. The diesel generators can supply the data center's power for nine days before refueling is required. GlobalCenter does not guarantee that our Internet access will be uninterrupted, error-free or secure. Our operations are dependent on GlobalCenter's ability to protect both its and our systems against damage from fire, power loss, water damage, telecommunications failures, vandalism and other malicious acts, and similar unexpected adverse events. Any disruption in the Internet access provided by GlobalCenter could have a material adverse effect on our business, results of operations and financial condition.

    ABOUT.COM must accommodate a high volume of traffic and has in the past and may in the future experience slower response times and system downtime for a variety of reasons. An increase in volume of users accessing ABOUT.COM could lead to systems failures or slower response times and adversely affect advertising revenues. Users may become dissatisfied by any system failure that interrupts our ability to provide ABOUT.COM to them or results in slower response time. ABOUT.COM could also be affected by computer viruses, electronic break-ins or other similar disruptions. Our insurance policies have low coverage limits and therefore insurance may not adequately compensate us for any losses that may occur due to any failures in our system or interruptions in our service. We are in the process of developing a comprehensive disaster recovery plan to respond to system failures. Our business, results of operations and financial condition could be materially adversely affected by any damage or failure that interrupts or delays our operations.

    All of our production data is copied to backup tapes each night and these backup tapes are rotated to a third-party facility for off-site storage. We keep all of our production servers behind packet-filtered routers and do not allow any outside access to any administrative functions. Strict password management and physical security measures are followed.

    Our users and guides depend on Internet service providers, online service providers and other web site operators for access to ABOUT.COM. Each of these providers and operators has experienced significant outages in the past, and could experience outages, delays and other difficulties due to system failures unrelated to our systems. Moreover, the Internet infrastructure may not be able to support continued growth in its use. Any of these problems could materially adversely affect our business, results of operations and financial condition.

GOVERNMENT REGULATION AND LEGAL UNCERTAINTIES

    GENERAL. There are an increasing number of laws and regulations pertaining to the Internet. In addition, a number of legislative and regulatory proposals are under consideration by federal, state, local and foreign governments and agencies. Laws or regulations may be adopted with respect to the Internet relating to liability for information retrieved from or transmitted over the Internet, online content regulation, user privacy, taxation and quality of products and services. Moreover, the applicability to the Internet of existing laws governing issues such as intellectual property ownership and infringement, copyright, trademark, trade secret, obscenity, libel, employment and personal privacy is uncertain and developing. Any new legislation or regulation, or the application or interpretation of existing laws, may decrease the growth in the use of the Internet, which could in turn decrease the demand for our network, increase our cost of doing business or otherwise have a material adverse effect on our business, results of operations and financial condition.

    LIABILITY FOR INFORMATION RETRIEVED FROM ABOUT.COM AND FROM THE
INTERNET. Content may be accessed on ABOUT.COM or on the web sites of our distribution or syndication partners, and this content may be downloaded by users and subsequently transmitted to others over the Internet. This could result in claims against us based on a variety of theories, including defamation, obscenity, negligence, copyright or trademark infringement or other theories based on the nature, publication and distribution of this content. These types of claims have been brought, sometimes successfully, against providers of Internet services in the past. We could also be exposed to liability with respect to third-party content that may be posted by users in chat rooms or bulletin boards offered on the topic-specific sites. If any information, including information deemed to constitute professional advice such as legal, medical, financial or investment advice, provided on ABOUT.COM contains errors or false or misleading information, third parties could make claims against us for losses incurred in reliance on such information. ABOUT.COM contains approximately 500,000 human-filtered annotated links to other web sites. As a result, we may be subject to claims alleging that, by directly or indirectly providing links to other web sites, we are is liable for copyright or trademark infringement or the wrongful actions of third parties through their respective web sites.

    The Communications Decency Act of 1996, or CDA, was enacted to prohibit the transmission over the Internet of indecent, obscene or offensive content. While selected parts of the CDA have been deemed unconstitutional, provisions protecting providers of Internet services from claims related to third-party content remain effective. Under the CDA, a provider of Internet services will generally not be treated as a publisher or speaker of any information available on its service but provided by a third-party content provider unless the provider of Internet services exerts editorial control over the content or embraces the content as its own. The Digital Millennium Act of 1998 provides additional safe harbor defenses for Internet service providers under similar conditions and upon compliance with procedural requirements specified in the act. Our activities may prevent us from being able to take advantage of these safe harbor provisions. In particular, while we do not edit the guide-developed content prior to its availability on ABOUT.COM and only monitor this content to ensure compliance with our policies, we may be subject to claims that we are the publisher of the content available on the topic-specific sites. In addition, since we have exclusive online rights to all guide-developed content on ABOUT.COM, we aggregate this content for use on ABOUT.COM and for syndication and distribution to third-party web sites and electronic commerce partners. We may be subject to claims that we are the publisher of this aggregated guide-developed content and to the extent that we exercise editorial control over the content available on any site within our network, we increase the risk that we will be found to be the publisher or speaker of that content. While we attempt to reduce our exposure to this potential liability through, among other things, provisions in guide agreements, user policies and disclaimers, the enforceability and effectiveness of such measures are uncertain.

    Our general liability insurance may not cover all potential claims to which we are exposed and may not be adequate to indemnify us for all liability that may be imposed. Any imposition of liability that is not covered by insurance or is in excess of insurance coverage could have a material adverse effect on our business, results of operations and financial condition. Even if these claims do not result in liability, we could incur significant costs in investigating and defending against these claims. Potential liability for information disseminated through ABOUT.COM could lead us to implement measures to reduce our exposure to such liability, which may require the expenditure of substantial resources and limit the attractiveness of our network to users.

    STATUS OF THE GUIDES AS INDEPENDENT CONTRACTORS. We treat the guides as independent contractors for tax and employee benefit purposes. One or more jurisdictions may deem the guides to be our employees rather than independent contractors and seek to impose taxes, interest and penalties on us. We could have substantial tax and employee benefit liabilities if it were ultimately determined that the guides are our employees. See "Risks Factors--We could incur significant withholding taxes and employee benefits expenses if the guides were deemed to be our employees rather than independent contractors."

    ONLINE CONTENT REGULATIONS. Several federal, state and foreign statutes prohibit the transmission of indecent, obscene or offensive content over the Internet to particular groups of persons. Our network includes links to sites with adult content. In addition, pending legislation seeks to ban Internet gambling and federal and state officials have taken action against businesses that operate Internet gambling activities. The enforcement of these statutes and initiatives, and any future enforcement activities, statutes and initiatives, may result in limitations on the type of content and advertisements available on ABOUT.COM. Legislation regulating online content could dampen the growth in use of the Internet generally and decrease the acceptance of the Internet as an advertising and electronic commerce medium, which could have a material adverse effect on our business, results of operations and financial condition.

    PRIVACY CONCERNS. The Federal Trade Commission, or FTC, is considering adopting regulations regarding the collection and use of personal identifying information obtained from individuals when accessing web sites, with particular emphasis on access by minors. These regulations may include requirements that companies establish certain procedures to, among other things:

    - give adequate notice to users regarding information collection and disclosure practices;

    - provide users with the ability to have personal identifying information deleted from a company's database;

    - provide users with access to their personal information and with the ability to rectify inaccurate information;

    - clearly identify affiliations or a lack thereof with third parties that may collect information or sponsor activities on a company's web site; and

    - obtain express parental consent prior to collecting and using personal identifying information obtained from children under 13 years of age.

    These regulations may also include enforcement and redress provisions. While we are implementing programs designed to enhance the protection of the privacy of our users, including children, these programs may not conform with any regulations adopted by the FTC. Moreover, even in the absence of those regulations, the FTC has begun investigations into the privacy practices of companies that collect information on the Internet. One investigation resulted in a consent decree pursuant to which an Internet company agreed to establish programs to implement the principles noted above. We may become subject to a similar investigation, or the FTC's regulatory and enforcement efforts may adversely affect our ability to collect demographic and personal information from users, which could have an adverse effect on our ability to provide highly targeted opportunities for advertisers and electronic commerce marketers. Any of these developments would have a material adverse effect on our business, results of operations and financial condition.

    It is also possible that cookies, or information keyed to a specific server, file pathway or directory location that is stored on a user's hard drive, possibly without the user's knowledge, which are used to track demographic information and to target advertising, may become subject to laws limiting or prohibiting their use. A number of Internet commentators, advocates and governmental bodies in the United States and other countries have urged the passage of laws limiting or abolishing the use of cookies. Limitations on or elimination of our use of cookies could limit the effectiveness of our targeting of advertisements, which could have a material adverse effect on our business, results of operations and financial condition.

    The European Union, or EU, has adopted a directive that imposes restrictions on the collection and use of personal data. Under the directive, EU citizens are guaranteed rights to access their data, rights to know where the data originated, rights to have inaccurate data rectified, rights to recourse in the event of unlawful processing and rights to withhold permission to use their data for direct marketing. The directive could, among other things, affect U.S. companies that collect information over the Internet from individuals in EU member countries, and may impose restrictions that are more stringent than current Internet privacy standard in the United States. In particular, companies with offices located in EU countries will not be allowed to send personal information to countries that do not maintain adequate standards of privacy. The directive does not, however, define what standards of privacy are adequate. As a result, the directive may adversely affect the activities of entities such as us that engage in data collection from users in EU member countries.

    DATA PROTECTION. Legislative proposals made by the federal government would afford broader protection to owners of databases of information such as stock quotes and sports scores. This protection already exists in the EU. If enacted, this legislation could result in an increase in the price of services that provide data to web sites and could create potential liability for unauthorized use of these data. Either of these possibilities could have a material adverse effect on our business, results of operations and financial condition.

    INTERNET TAXATION. A number of legislative proposals have been made at the federal, state and local level, and by certain foreign governments, that would impose additional taxes on the sale of goods and services over the Internet and certain states have taken measures to tax Internet-related activities. Although Congress recently placed a three-year moratorium on state and local taxes on Internet access or on discriminatory taxes on electronic commerce, existing state or local laws were expressly excepted from this moratorium. Further, once this moratorium is lifted, some type of federal and/or state taxes may be imposed upon Internet commerce. This legislation, or other attempts at regulating commerce over the Internet, may substantially impede the growth of commerce on the Internet and, as a result, adversely affect our opportunity to derive financial benefit from those activities.

    REVENUE SHARING ARRANGEMENTS. We enter into agreements with advertisers under which we may be entitled to receive a share of revenues generated from the purchase of goods and services through direct links from ABOUT.COM. These agreements may expose us to additional legal risks and uncertainties, including potential liabilities to customers of those products and services by virtue of our involvement in providing access to those products or services, even if we do not provide those products or services ourselves. Any indemnification provided to us in our agreements with these parties, if available, may not be adequate.

    DOMAIN NAMES. Domain names are Internet "addresses." The current system for registering, allocating and managing domain names has been the subject of litigation, including trademark litigation, and of proposed regulatory reform. We have registered the domain name "ABOUT.COM." Although we are seeking to register "ABOUT.COM" as a trademark in the United States, we may not successfully obtain the registration and third parties may bring claims for infringement against us for the use of this trademark. There can be no assurance that our domain names will not lose their value, or that we will not have to obtain entirely new domain names in addition to or in lieu of our current domain names if reform efforts result in a restructuring in the current system.

    JURISDICTIONS. Due to the global nature of the Internet, it is possible that, although transmissions by us over the Internet originate primarily in New York, the governments of other states and foreign countries might attempt to regulate our transmissions or prosecute us for violations of their laws. These laws may be modified, or new laws enacted, in the future. Any of the foregoing developments could have a material adverse effect on our business, results of operations and financial condition. In addition, as our network is available over the Internet in multiple states and foreign countries, these jurisdictions may claim that we are required to qualify to do business as a foreign corporation in each of these states or foreign countries. We are qualified to do business only in California, Georgia, Minnesota and New York, and failure by us to qualify as a foreign corporation in a jurisdiction where we are required to do so could subject us to taxes and penalties and could result in our inability to enforce contracts in these jurisdictions. Any new legislation or regulation, the application of laws and regulations from jurisdictions whose laws do not currently apply to our business, or the application of existing laws and regulations to the Internet and other online services could have a material adverse effect on our business, results of operations and financial condition.

INTELLECTUAL PROPERTY

    We seek to protect our proprietary rights, but our actions may be inadequate to protect our patents, trademarks or other proprietary rights or to prevent others from claiming violations of their proprietary rights. We have one United States patent, four patent applications on file with the United States Patent and Trademark Office and four international patent applications. We enter into confidentiality agreements with our material employees, guides, consultants and strategic partners, and generally control access to and distribution of our proprietary information. Despite our efforts to protect our proprietary rights from unauthorized use or disclosure, parties may attempt to disclose, obtain or use our proprietary information. The steps we have taken may not prevent misappropriation of our proprietary information. Third parties may infringe or misappropriate our proprietary rights, which could have a material adverse affect on our business, results of operations and financial condition. The validity, enforceability and scope of protection of proprietary rights in Internet-related industries is still evolving.

    Furthermore, third parties may assert infringement claims against us. From time to time we have been, and we expect to continue to be, subject to claims in the ordinary course of our business, including claims of alleged infringement of the trademarks and other intellectual property rights of third parties by us or our guides. These claims and any resultant litigation, should it occur, could subject us to significant liability for damages and could result in the invalidation of our proprietary rights. In addition, even if we prevail, any litigation could be time-consuming and expensive to defend, and could result in the diversion of management's time and attention, any of which could materially adversely affect our business, results of operations and financial condition. Any claims from third parties may also result in limitations on our ability to use the trademarks and other intellectual property subject to those claims unless we enter into agreements with the third parties responsible for those claims, which may be unavailable on commercially reasonable terms.

COMPETITION

    We compete for users, advertisers and electronic commerce marketers with a wide range of companies including the following:

    - Internet "portal" companies, including Excite, Lycos and Yahoo!;

    - Internet search engines and directories, including AskJeeves and LookSmart;

    - online content web sites, including C/net, ESPN.com and ZDNet.com;

    - online community web sites, including iVillage;

    - online personal homepage services, including GeoCities and theglobe.com;

    - publishers and distributors of television, radio and print, including CBS, Disney, NBC and Time Warner;

    - general purpose consumer online services, including America Online and Microsoft Network; and

    - web sites maintained by Internet service providers, including AT&T WorldNet, EarthLink and MindSpring.

    We believe that our ability to compete depends on many factors, many of which are outside of our control. These factors include the quality of content provided by us and our competitors, the ease of use of services developed either by us or our competitors, the timing and market acceptance of new and enhanced services developed either by us or our competitors, and sales and marketing efforts of us and our competitors.

    We also compete with television, radio, cable and print (traditional advertising media) for a share of advertisers' total advertising budgets. If advertisers perceive the Internet or ABOUT.COM to be a limited or ineffective advertising medium, advertisers may be reluctant to devote a significant portion of their advertising budget to Internet advertising or to advertise on ABOUT.COM.

    Please see "Risk Factors--We may not be able to compete successfully" for a more detailed description of the risks of competition.

EMPLOYEES AND GUIDES

    As of August 31, 1999, we had 222 full-time employees, including 77 in marketing and sales, 64 in content, editorial and guide support, 22 in finance and administration and 59 in product development, operations and technical support. As of August 31, 1999, we had 674 guides and an additional 81 guides in training. None of the guides are employed by us, but rather they are engaged by us as independent contractors. None of our employees are represented by a union. We believe our relationship with our employees and the guides is good.

FACILITIES

    We are headquartered at 220 East 42nd Street, New York, New York, where we lease an aggregate of approximately 42,000 square feet of space covering three floors. The leases on these floors expire between 2000 and 2003. We also entered into a six-month lease for approximately 3,000 square feet of commercial space in Westchester, New York. We currently anticipate that we will require additional space as more personnel are hired and we are actively searching for larger space in New York City.

    We also lease a sales office located at 120 Montgomery Street, San Francisco, California. The lease expires in July 2002 and is for approximately 3,515 square feet. In addition, we lease a product development office at 360 North Robert Street, St. Paul, Minnesota that expires in 2002 and covers approximately 1,730 square feet.

LEGAL PROCEEDINGS

    We are not a party to any material legal proceedings.

                                   MANAGEMENT

    The following table sets forth, as of August 31, 1999, the name, age and position of each of our directors, executive officers and certain other key employees.

NAME                                AGE                            POSITION
Scott P. Kurnit(1)*.............     45      Chairman of the Board of Directors, President and
                                             Chief Executive Officer
William C. Day*.................     35      Chief Operating Officer
Todd B. Sloan*..................     36      Chief Financial Officer
Mark J. Lieberman...............     40      President--About.com Ventures
Jon Spaet.......................     43      President--Advertising Sales
Alan T. Wragg...................     56      President--International
Eric W. Bingham.................     40      Senior Vice President--Business Operations
Alan P. Blaustein...............     30      Senior Vice President and General Counsel
John R. Caplan..................     30      Senior Vice President--Marketing
Elizabeth A. Maier..............     47      Senior Vice President--Product Design and Development
Ron McCoy.......................     30      Senior Vice President--Technology and Operations
Linda Osborne...................     39      Vice President--Guide Operations
Frank J. Biondi, Jr.............     54      Director
Dixon R. Doll (1)...............     56      Director
Ronald Unterman (1)(2)..........     53      Director
Marc M. Watson (1)(2)...........     54      Director
Kristopher A. Wood (2)..........     28      Director

------------------------

*   Denotes executive officer.

(1) Member of the Compensation Committee.

(2) Member of the Audit Committee.

    SCOTT P. KURNIT has served as our Chairman of the Board of Directors, President and Chief Executive Officer since he founded About.com in June 1996. From March 1995 to February 1996, Mr. Kurnit served as President and Chief Executive Officer of MCI/News Corporation Internet Ventures with responsibility for the Internet initiatives of the parent companies. From June 1993 to March 1995, Mr. Kurnit served as Executive Vice President of Prodigy Service Co., an online services company. From March 1985 to June 1993, Mr. Kurnit was the President for both Viewer's Choice and Showtime Event Television for
Viacom Inc. From June 1979 to March 1985, Mr. Kurnit was employed by Warner Communication in various capacities, including Director of Programming for Qube and Vice President of Programming and Advertising Sales for all of the company's cable systems. Mr. Kurnit received his B.A. in Sociology and Communications from Hampshire College.

    WILLIAM C. DAY has served as our Chief Operating Officer since he co-founded About.com in June 1996. From December 1998 until January 1999, Mr. Day also served as About.com's Chief Financial Officer. From October 1995 to June 1996, Mr. Day served as Vice President, Software Development for Prodigy Service Co. From July 1994 to October 1995, Mr. Day served as Vice President, General Manager for Content and Community for Prodigy, and from May 1993 to July 1994, he served as Director, Internet Development for Prodigy. Mr. Day received his B.S. in Mechanical Engineering from Yale University, and an M.B.A. from The Wharton School of the University of Pennsylvania.

    TODD B. SLOAN has served as our Chief Financial Officer since January 1999. From August 1996 to October 1998, Mr. Sloan served as Executive Vice President/Chief Operating Officer for SW Networks (a wholly owned subsidiary of Sony Music since November 1997 and a wholly owned subsidiary of Sony Corporation of America from February 1995 to October 1997). From February 1995 to October 1998,

Mr. Sloan also served as Chief Financial Officer of SW Networks. From September 1985 to February 1995, Mr. Sloan served in various capacities, including Senior Manager, for Ernst & Young. Mr. Sloan received his B.B.A. in Accounting and Finance from the University of Wisconsin/Madison. Mr. Sloan is a C.P.A.

    MARK S. LIEBERMAN has served as our President--About.com Ventures since April 1999. From December 1996 to October 1998, Mr. Lieberman served as Executive Vice President of Cahners Business Information, a division of Reed Elsevier PLC. From January 1992 to December 1996, Mr. Lieberman was the President of Abel Technologies, a capital and strategic advisory company founded by Mr. Lieberman that focused on the convergence of technology, media and telecommunications. From June 1989 to December 1991, Mr. Lieberman served in various capacities in the Bush Administration. Mr. Lieberman received his degree in mechanical engineering from Tufts University and a J.D. from the Benjamin Cardozo School of Law.

    JON SPAET has served as our President--Advertising Sales since July 1999. From 1993 to July 1999, Mr. Spaet served as Vice President of Advertising Sales for MSNBC, a joint venture of General Electric Company's NBC unit and Microsoft Corporation. Mr. Spaet was responsible for establishing and building the ad sales revenue for MSNBC Cable since its inception. Mr. Spaet received his B.S. in Management and Marketing and an M.B.A. in Finance from New York University.

    ALAN T. WRAGG has served as our President--International since July 1999. From August 1996 to July 1999, Mr. Wragg served as our President--Advertising Sales and E-Commerce. From September 1987 to August 1996, Mr. Wragg served as the Publisher of TVSM, Inc. (now owned by News Corporation), a U.S. publisher of cable television programming guides, including The Cable Guide, Total TV Weekly and Total TV Online. Mr. Wragg also spent 14 years at Time Inc. as Advertising Director at LIFE Monthly and as a sales executive at Sports Illustrated.
Mr. Wragg received his B.B.A. in Marketing from Cleveland State University, and an M.B.A. from Adelphi University.

    ERIC W. BINGHAM has served as our Senior Vice President--Business Operations since July 1996. From June 1995 to June 1996, Mr. Bingham served as Director, Business Development for News Corporation, an international media company. From January 1990 to May 1995, Mr. Bingham served as Director, International Operations for Home Box Office, a division of Time Warner Inc. Mr. Bingham received his B.A. in History from Allegheny College, and an M.B.A. from Boston University.

    ALAN P. BLAUSTEIN has served as our Senior Vice President & General Counsel since April 1999. From August 1995 to April 1999, Mr. Blaustein was an associate with Brobeck, Phleger & Harrison LLP, a law firm specializing in emerging growth technologies companies. From August 1994 to August 1995, Mr. Blaustein was an associate with King & Spalding, a law firm. Mr. Blaustein received his B.S. in Accounting from Binghamton University and a J.D. from New York University School of Law.

    JOHN R. CAPLAN has served as our Senior Vice President--Marketing since November 1998. From October 1995 to November 1998, Mr. Caplan served as Director of Marketing for Berenter Greenhouse & Webster, an advertising and marketing agency specializing in consumer brands. From October 1994 to September 1995, he served as President of Advertising & Diversity, Inc., a marketing strategy firm. From September 1991 to October 1994, Mr. Caplan served as an Account Executive for TDI Worldwide (now owned by CBS Corporation), an outdoor advertising company. Mr. Caplan received his B.A. in English from the University of Rochester.

    ELIZABETH A. MAIER has served as our Senior Vice President--Product Design and Development since July 1996. From November 1995 to July 1996, Ms. Maier served as Prodigy Service Co.'s Senior Director, Product Design. From July 1995 to November 1995, Ms. Maier served as Prodigy's Manager, Custom Applications. From October 1988 to July 1995, Ms. Maier held a variety of product design and management positions with Prodigy. Ms. Maier received her B.A. in Psychology from Syracuse, and a Ph.D. in Cognitive Psychology from Michigan State University.

    RON MCCOY has served as our Senior Vice President--Technology and Operations since April 1999. From 1993 to April 1999, Mr. McCoy served in various capacities for Cox Enterprises, a multimedia company, most recently as the Chief Technology Officer and Director of Operations for Cox Interactive Media.

    LINDA OSBORNE has served as our Vice President--Content since August 1999. From December 1997 to August 1999, Ms. Osborne served as the Programming Director of ParentSoup.com, one of the communities of iVillage Inc. From June 1996 to August 1997, Ms. Osborne served as Executive Producer for West Side Films/Interactive. From May 1992 to June 1996, Ms. Osborne was an Executive Producer with CEL Educational Resources Inc. From February 1987 to May 1992, Ms. Osborne wrote and produced a variety of programming as head of her own independent production service. From September 1980 to February 1987,
Ms. Osborne served as Senior Writer/Producer for Broad Street Productions, Drexel Burnham Lambert's video production unit. Ms. Osborne received her B.A. from New York University in Broadcast Journalism.

    FRANK J. BIONDI, JR. has served as a director of About.com since December 1998. Since January 1999, Mr. Biondi has served as Chairman and Chief Executive Officer of Biondi Reiss Capital Management L.L.C., an investment management organization. From April 1996 to November 1998, Mr. Biondi served as Chairman and Chief Executive Officer of Universal Studios, Inc., an international entertainment company. From July 1987 to January 1996, Mr. Biondi served as President and Chief Executive Officer of Viacom Inc., an international entertainment company. Mr. Biondi currently serves on the boards of directors of Bank of New York Company, Inc., a bank holding company, and Vail Resorts, Inc., a mountain resort company. Mr. Biondi received his B.A. in Psychology from Princeton University, and an M.B.A. from Harvard University.

    DIXON R. DOLL has served as a director of About.com since August 1997. Since June 1996, Mr. Doll has served as Managing General Partner of Doll Capital Management, a venture capital investment firm. From September 1994 to June 1996, Mr. Doll was an independent venture capitalist. From 1985 to September 1994, Mr. Doll served as General Partner of Accel Partners, a venture capital investment firm. Since 1973, Mr. Doll has held various senior management positions at DMW Group LLC and predecessor entities, a network integration and professional services firm, including Chairman of the Board of Directors and Chief Executive Officer. Mr. Doll serves on the boards of directors of Network Equipment Technologies, Inc., a manufacturer of multi-service communications products, Zamba Corp., a supplier of mobile data communication software, and a number of private companies. Mr. Doll received a B.S. in Electrical Engineering from Kansas State University, and an M.S.E. and Ph.D. from the University of Michigan.

    RONALD UNTERMAN has served as a director of About.com since January 1997. Since December 1997, Mr. Unterman has served as Senior Vice President, Technology Development of Envirogen, Inc., an environmental biotechnology company. From August 1988 to December 1997, Mr. Unterman served as Vice President of Envirogen, Inc. Mr. Unterman received his B.A. in Biology from Haverford College, and a Ph.D. from Columbia University in Biochemistry.

    MARC M. WATSON has served as a director of About.com since April 1998. In 1998, Mr. Watson co-founded C-Max Capital Corp., an investment firm focusing on private technology and medical-related companies and currently serves as its Managing Director. From October 1993 to October 1998, Mr. Watson was Chairman of the Board of Sano Corporation, a drug delivery systems development company.
Mr. Watson currently serves on the board of directors of Equitrac Corporation, a provider of computer system solutions. Mr. Watson received both his B.B.A. in Accounting and his J.D. from the University of Miami.

    KRISTOPHER A. WOOD has served as a director of About.com since
November 1998. Since September 1997, Mr. Wood has served as Managing Director of XL Ventures, Inc., the parent company of XL Ventures LLC, which is the venture capital investment subsidiary of Big Flower Holdings, Inc., an advertising, marketing and information services company. Since September 1995, Mr. Wood has also served as Director--Mergers & Acquisitions for Big Flower Holdings, Inc. (and its predecessor, Big Flower Press Holdings, Inc.). From July 1993 to
May 1995, Mr. Wood was a member of the Global Finance Group at BT Alex. Brown Incorporated, an investment banking firm. Mr. Wood serves on the board of directors of Webstakes.com, Inc. and numerous private companies. Mr. Wood received his B.S. in Economics from The Wharton School of the University of Pennsylvania.

DIRECTORS' TERMS

    All directors hold office until the next annual meeting of stockholders or until their successors have been duly elected and qualified. Each of Messrs. Doll, Unterman, Watson and Wood was originally elected to the board of directors pursuant to an agreement that terminated upon the closing of our initial public offering. Mr. Kurnit was originally elected to the board of directors pursuant to a provision of his employment agreement, which provision terminated upon the closing of our initial public offering.

BOARD COMMITTEES

    The audit committee of the board of directors was established in May 1998 and reviews, acts on and reports to the board of directors with respect to various auditing and accounting matters, including the recommendation of our independent auditors, the scope of the annual audits, fees to be paid to the independent auditors, the performance of our independent auditors and our accounting practices. The members of the audit committee are Messrs. Unterman, Watson and Wood.

    The compensation committee of the board of directors was established in May 1998 and determines the salaries, benefits and stock option grants for our employees, consultants, directors and other individuals compensated by us. The compensation committee also administers our compensation plans. The members of the compensation committee are Messrs. Doll, Kurnit, Unterman and Watson.

DIRECTOR COMPENSATION

    Other than reimbursing directors for customary and reasonable expenses of attending board of directors or committee meetings, we do not currently compensate our directors.

    Under our 1998 stock option plan, each individual who first becomes a non-employee member of the board of directors will be granted an option to purchase 20,000 shares of common stock on the date the individual joins the board of directors, provided the individual has not previously been employed by us or any parent or subsidiary corporation. In addition, on the date of each annual stockholders' meeting after the initial public offering, each non-employee member of the board of directors who is to continue to serve on the board of directors will automatically be granted an option to purchase 5,000 shares of common stock, provided the individual has served as a non-employee member of the board of directors for at least six months. Please see "--Amended and Restated 1998 Stock Option/Stock Issuance Plan."

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

    Our compensation committee currently consists of Messrs. Doll, Kurnit, Unterman and Watson. Other than Mr. Kurnit, our President and Chief Executive Officer, none of the members of the compensation committee is or has been an officer or employee of ours. Prior to the formation of the compensation committee in May 1998, the board of directors as a whole made decisions relating to compensation of our executive officers. Mr. Kurnit has participated in all discussions and decisions concerning the compensation of our executive officers, except that he was excluded from discussions by the board of directors regarding his own compensation.

    Mr. Doll is affiliated with Doll Technology Investment Fund, Doll Technology Affiliates Fund, L.P. and Doll Technology Side Fund, L.P. Mr. Marc Watson is affiliated with C-Max Capital Limited Partnership-I. These funds, together with Mr. Kurnit, have in the past provided financing to us in consideration for the issuance of our securities. Please see "Certain Transactions" for information relating to these financing transactions.

    In addition to Mr. Marc Watson, Mr. Kevin Watson is affiliated with C-Max Capital Limited Partnership-I. We entered into an advisory agreement with Mr. Kevin Watson effective April 20, 1998, pursuant to which Mr. Kevin Watson agreed to provide consulting and advisory services to us. These services include introducing us to members of the investment community and assisting us with respect to financial and strategic matters. In consideration for his services under this agreement, Mr. Kevin Watson was granted a warrant to purchase up to a total of 21,360 shares of common stock at an exercise price of $5.06 per share. This warrant is exercisable at any time until March 23, 2006.

EMPLOYMENT, SEVERANCE AND OTHER AGREEMENTS

    We and Mr. Kurnit are parties to a letter agreement dated October 20, 1996, as amended, governing his employment with us. In the event that Mr. Kurnit is terminated by us without cause, Mr. Kurnit shall be entitled to be paid his base salary for 12 months following his termination. In addition, if Mr. Kurnit is involuntarily terminated within 12 months following a change of control, all of his unvested stock options will immediately vest and become fully exercisable.

    We and Mr. Sloan are parties to a letter agreement dated January 11, 1999 governing his employment with us. The agreement provides that Mr. Sloan will receive a base salary of $165,000 per annum and options to purchase 62,300 shares of common stock at an exercise price of $4.21 per share. Mr. Sloan will also be eligible to participate in an executive bonus pool if one is established. In the event that Mr. Sloan is terminated without cause he shall be entitled to be paid his base salary for three months following his termination. In addition, if Mr. Sloan is involuntarily terminated within 12 months following a change of control, all of his unvested stock options will immediately vest and become fully exercisable.

EXECUTIVE COMPENSATION

    The following table sets forth all compensation awarded to, earned by or paid to our Chief Executive Officer and our other executive officer whose annual salary and bonus exceeded $100,000 in 1998 for services rendered in all capacities to us during 1997 and 1998.

                           SUMMARY COMPENSATION TABLE

                                                                                         LONG-TERM
                                                                                       COMPENSATION
                                                                                     -----------------
                                                                                          AWARDS
                                                               ANNUAL COMPENSATION   -----------------
                                                               -------------------   SHARES UNDERLYING
NAME AND PRINCIPAL POSITION                           YEAR      SALARY     BONUS          OPTIONS
Scott P. Kurnit...................................    1998     $170,750   $100,000           9,204
  President, Chief Executive Officer and Chairman     1997      138,125    100,000          21,475
  of the Board of Directors
William C. Day....................................    1998      125,625     25,000          74,012
  Chief Operating Officer                             1997      109,687         --         180,990
Alan T. Wragg.....................................    1998      137,732         --          11,840
  President--International                            1997      131,250         --         118,449

    In accordance with the rules of the SEC, annual compensation excludes other compensation in the form of perquisites and other personal benefits because the aggregate amount of these benefits constituted less than the lesser of $50,000 or 10% of the total of annual salary and bonuses for each of the named executive officers in 1997 and 1998. During 1998, Mr. Wragg served as our President-- Advertising Sales and E-Commerce.

OPTION GRANTS IN LAST YEAR

    The following table sets forth information regarding options granted to the named executive officers during the year ended December 31, 1998. Each option represents the right to purchase one share of common stock and was granted under our stock option plan. These options become exercisable at a rate of 25% following one year from the date of grant with the remainder vesting ratably for 36 months thereafter. We have not granted any stock appreciation rights.

                                                    INDIVIDUAL GRANTS
                        -------------------------------------------------------------------------
                        NUMBER OF    % OF TOTAL
                        SECURITIES    OPTIONS
                        UNDERLYING   GRANTED TO
                         OPTIONS     EMPLOYEES    EXERCISE           MARKET            EXPIRATION
NAME                     GRANTED     IN 1998(1)    PRICE            PRICE(2)              DATE
Scott P. Kurnit.......     9,204         2.2%      $0.56                      $25.00    03/30/08

William C. Day........     6,372         1.5        0.51                       25.00    03/30/08
                          67,640        16.3        1.01                       25.00    07/02/08
Alan T. Wragg.........     4,720         1.1        0.51                       25.00    03/30/08
                           7,120         1.7        1.01                       25.00    07/02/08


                             POTENTIAL REALIZABLE VALUE
                              AT ASSUMED ANNUAL RATES
                            OF STOCK PRICE APPRECIATION
                                 FOR OPTION TERM(3)
                        ------------------------------------
NAME                        0%           5%          10%
Scott P. Kurnit.......  $  224,946   $  369,654   $  591,666
William C. Day........     156,050      256,233      409,933
                         1,622,684    2,686,144    4,317,702
Alan T. Wragg.........     115,593      189,802      303,654
                           170,809      282,752      454,495

------------------------

(1) During the year ended December 31, 1998, we granted options to purchase a total of 415,611 shares of common stock to employees.

(2) There was no public market for the common stock during 1998. For purposes of this table, the initial public offering price of $25.00 per share has been assumed to be the market price at the date of grant.

(3) Amounts in these columns represent hypothetical gains that could be achieved for the respective options if exercised at the end of the option term. The 0%, 5% and 10% assumed annual rates of compounded stock price appreciation are mandated by rules of the SEC and do not represent our estimate or projection of our future common stock prices. Actual gains, if any, on stock option exercises depend on our future performance and overall stock market conditions. The amounts reflected in the table may be more or less than the amounts actually achieved.

AGGREGATED OPTION EXERCISES IN THE YEAR ENDED DECEMBER 31, 1998 AND YEAR-END
  OPTION VALUES

    The following table sets forth information concerning the value realized upon exercise of options during 1998 and the number and value of unexercised options held by each of the named executive officers at December 31, 1998. There was no public trading market for our common stock as of December 31, 1998. Accordingly, the values set forth below have been calculated on the basis of the initial public offering price of $25.00 per share, less the applicable exercise price per share, multiplied by the number of shares underlying the options.

                                                          NUMBER OF SECURITIES
                                      VALUE REALIZED     UNDERLYING UNEXERCISED      VALUE OF UNEXERCISED IN-THE-
                            SHARES    (MARKET PRICE            OPTIONS AT                  MONEY OPTIONS AT
                           ACQUIRED    AT EXERCISE          DECEMBER 31, 1998              DECEMBER 31, 1998
                              ON      LESS EXERCISE    ---------------------------   -----------------------------
NAME                       EXERCISE     PRICE)(1)      EXERCISABLE   UNEXERCISABLE    EXERCISABLE    UNEXERCISABLE
Scott P. Kurnit..........      --               --        30,678               --     $  749,464      $       --
William C. Day...........   1,780       $   43,592       123,282          129,940(2)   3,019,176       3,148,411
Alan T. Wragg............      --               --        69,769           60,520      1,708,642       1,478,575

------------------------

(1) Solely for purposes of this calculation, the fair market value of our common stock at the time of the exercise was deemed to be the initial public offering price of $25.00 per share. The exercise price of the options was $0.51 per share.

(2) Options to purchase 62,300 shares of common stock accelerated and became exercisable when our initial public offering closed. This resulted in an increase in the value of Mr. Day's unexercised in-the-money exercisable options of $1,525,727.

AMENDED AND RESTATED 1998 STOCK OPTION/STOCK ISSUANCE PLAN

    Our amended and restated 1998 stock option/stock issuance plan serves as the successor equity incentive program to our 1997 employee incentive stock option plan. The 1998 stock option/stock issuance plan became effective on July 2, 1998 upon adoption by the board of directors and was approved by the stockholders on the same day. On February 1, 1999 the board approved the amended and restated 1998 stock option/stock issuance plan, which was approved by the stockholders on the same day. A total of 1,886,800 shares of common stock were initially authorized for issuance under the stock option plan. This initial share reserve was comprised of the shares that remained available for issuance under the old stock option plan on the effective date of the new stock option plan, including the shares subject to outstanding options under that plan plus an increase of 890,000 shares. On February 5, 1999, the board authorized, and the stockholders approved, an increase of 1,338,085 shares. Outstanding options under the old stock option plan were incorporated into the new stock option plan upon the date of the approval of the new stock option plan, and no further option grants are being made under the old stock option plan. The incorporated options will continue to be governed by their existing terms, unless the plan administrator elects to extend one or more features of the new stock option plan to those options.

    As of September 30, 1999 there were outstanding options to purchase a total of 2,778,071 shares of common stock under the 1998 stock option plan, of which options to purchase 833,006 shares were then exercisable. Since we have filed a registration statement on Form S-8, any shares issued upon exercise of these options will be immediately available for sale in the public market, subject to the terms of any lock-up agreements entered into between these optionholders and the underwriters.

    Except as otherwise noted in the previous paragraph or below, the outstanding options under the old stock option plan contain substantially the same terms and conditions summarized below for the discretionary option grant program in effect under the 1998 stock option plan. The 1998 stock option plan is divided into three separate components:

    - the discretionary option grant program under which eligible individuals in our employ or service (including officers, non-employee members of the board of directors, consultants and guides) may, at the discretion of the plan administrator, be granted options to purchase shares of common stock at an exercise price determined by the plan administrator;

    - the stock issuance program under which those individuals may, in the plan administrator's discretion, be issued shares of common stock directly, through the purchase of those shares at a price determined by the plan administrator or as a bonus tied to the performance of services; and

    - the automatic option grant program under which option grants will automatically be made at periodic intervals to eligible non-employee members of the board of directors to purchase shares of common stock at an exercise price equal to 100% of the fair market value of those shares on the grant date.

    In no event may any one participant in the 1998 stock option plan receive option grants or direct stock issuances for more than 267,000 shares in the aggregate per calendar year. Under the old stock option plan, only employees were eligible to receive option grants and the exercise price could not be less than the fair market value per share on the grant date.

    The discretionary option grant program and the stock issuance program are administered by the compensation committee of the board of directors. The compensation committee as plan administrator has complete discretion to determine which eligible individuals are to receive option grants or stock issuances, the time or times when option grants or stock issuances are to be made, the number of shares subject to each grant or issuance, the status of any granted option as either an incentive stock option or a non-statutory stock option under the Federal tax laws, the vesting schedule to be in effect for the option grant or stock issuance and the maximum term for which any granted option is to remain outstanding. The administration of the automatic option grant program is self-executing in accordance with the express provisions of that program. Under the old stock option plan, only incentive stock options were granted.

    The exercise price for the shares of common stock subject to option grants made under the 1998 stock option plan may be paid in cash or in shares of common stock valued at fair market value on the exercise date. The option may also be exercised through a same-day sale program without any cash outlay by the optionee. In addition, the plan administrator may provide financial assistance to one or more participants in the 1998 stock option plan in connection with their acquisition of shares, by allowing those individuals to deliver a full-recourse, interest-bearing promissory note in payment of the option exercise price and any associated withholding taxes incurred in connection with that acquisition.

    In the event of an acquisition of us, whether by merger or asset sale or a sale by the stockholders of more than 50% of the total voting power of us that is recommended by the board of directors, each outstanding option under the discretionary option grant program that is not to be assumed by the successor corporation or otherwise continued will automatically accelerate in full, and all repurchase rights relating to shares under the discretionary option grant program and stock issuance program will immediately lapse, except to the extent our repurchase rights with respect to those shares are to be assigned to the successor corporation or otherwise continued in effect. Under the 1998 stock option plan, the plan administrator has the authority at the time of grant to provide that the shares subject to options granted under the discretionary option grant program will automatically vest:

    - upon an acquisition of us whether or not those options are assumed or continued, or

    - upon a hostile change in control of us effected through:

       - a tender offer for more than 50% of our outstanding voting stock, or

       - a proxy contest for the election of the board of directors, or

       - if the individual is terminated involuntarily or resigns for good reason within 12 months following an acquisition in which the individual's options were assumed or otherwise continued in effect or following a hostile change in control.

The vesting of outstanding shares under the stock issuance program may be accelerated upon similar terms and conditions.

    Stock appreciation rights are authorized for issuance under the discretionary option grant program, which rights provide the holders with the election to surrender their outstanding options for an appreciation distribution from us equal to the excess of the fair market value of the vested shares of common stock subject to the surrendered option over the aggregate exercise price payable for those shares. This appreciation distribution may be made in cash or in shares of common stock. There are currently no outstanding stock appreciation rights.

    The plan administrator has the authority to effect the cancellation of outstanding options under the discretionary option grant program (including options incorporated from the old stock option plan) in return for the grant of new options for the same or different number of option shares with an exercise price per share based upon the fair market value of the common stock on the new grant date.

    Under the automatic option grant program, non-employee board of directors members will be entitled to receive option grants. Each automatic grant will have an exercise price equal to the fair market value per share of common stock on the grant date and will have a maximum term of 10 years, subject to earlier termination following the optionee's cessation of board of directors service. Each automatic option will be immediately exercisable; however, any shares purchased upon exercise of the option will be subject to repurchase, at the option exercise price paid per share, should the optionee's service as a non-employee member of the board of directors cease prior to vesting in the shares. Each 20,000-share grant will vest over a four-year period. Each annual 5,000-share grant will vest upon the optionee's completion of one year of board of directors service measured from the grant date. However, each outstanding option will immediately vest upon a change in control of us or the death or disability of the optionee while serving as a board of directors member. Please see "--Director Compensation."

    The board of directors may amend or modify the 1998 stock option plan at any time, subject to any required stockholder approval. The 1998 stock option plan will terminate on the earliest of:

    - July 1, 2008;

    - the date on which all shares available for issuance under the 1998 stock option plan have been issued as fully-vested shares; and

    - the termination of all outstanding options in connection with particular changes in control or ownership of us.

1999 NON-OFFICER STOCK OPTION/STOCK ISSUANCE PLAN

    The 1999 non-officer stock option/stock issuance plan was adopted by our board of directors on August 20, 1999 and became effective upon that date. A total of 400,000 shares of our common stock have been authorized for issuance under this plan. This plan has two separate programs:

    - the discretionary option grant program, under which eligible individuals may be granted options to purchase shares of our common stock at an exercise price not less than the fair market value of those shares on the grant date; and

    - the stock issuance program, under which eligible individuals may be issued shares of common stock which will vest upon the attainment of performance milestones or upon the completion of a period of service or which are fully vested at issuance as a bonus for past services.

    The individuals eligible to participate in this plan include our employees (other than officers) and any consultants we hire. This plan is administered by the board or a committee appointed by our board. The committee will determine which eligible individuals are to receive option grants or stock issuances under this plan, the time or times when the grants or issuances are to be made, the number of shares subject to each grant or issuance, the vesting schedule to be in effect for the option grant or stock issuance and the maximum term for which any granted option is to remain outstanding.

    The exercise price for any options granted under this plan may be paid in cash or in shares of our common stock valued at fair market value on the exercise date. The option may also be exercised through a same-day sale program without any cash outlay by the optionee.

    This plan includes the following change in control provisions which may result in the accelerated vesting of outstanding option grants and stock issuances:

    - In the event that we are acquired by merger, asset sale, or stock sale, each outstanding option under the discretionary option grant program which is not to be assumed by the successor corporation will immediately become exercisable for all the option shares, and all outstanding unvested shares will immediately vest, except to the extent our repurchase rights with respect to those shares are to be assigned to the successor corporation or the accelerated vesting is limited by the terms of the option grant.

    - The board will have complete discretion to grant one or more options which will become exercisable immediately prior to the change of control for all the option shares, whether or not those options are assumed in the acquisition.

    - The board may grant options such that the options will immediately vest if the optionee's services with us or the acquiring entity are subsequently terminated within a designated time period.

    - The board may grant options and structure repurchase rights so that the shares subject to those options or repurchase rights will immediately vest in connection with a successful tender offer for more than fifty percent of our outstanding voting stock or a change in the majority of our board through one or more contested elections. Such accelerated vesting may occur either at the time of such transaction or upon the subsequent termination of the individual's service within a designated time period.

    The board may amend or modify this plan at any time. The plan will terminate no later than August 20, 2009.

1999 EMPLOYEE STOCK PURCHASE PLAN

    Our employee stock purchase plan became effective on March 22, 1999. The purchase plan is designed to allow eligible employees of us and participating subsidiaries to purchase shares of common stock, at semi-annual intervals, through their periodic payroll deductions. As of September 30, 1999, a total of 125,000 shares of common stock were reserved for issuance under the purchase plan.

    The purchase plan will be implemented in a series of successive purchase periods, each with a duration of six months. Purchase periods will generally run from the first business day in May to the last business day in October each year and from the first business day in November to the last business day in April the next year. However, the initial purchase period began on March 22, 1999 and will end on October 31, 1999.

    Employees who are scheduled to work more than 20 hours per week for more than five calendar months per year on the start date of any purchase period are eligible to enter the purchase plan on that start date.

    Payroll deductions may not exceed 15% of the participant's cash earnings. The accumulated payroll deductions of each participant will be applied to the purchase of shares on the participant's behalf on each purchase date. The purchase price per share will equal 85% of the lower of the fair market value of the common stock on the start of the purchase period or the fair market value on the purchase date. No participant may purchase more than 500 shares on any purchase date.

    In the event we are acquired by merger or asset sale, all outstanding purchase rights will automatically be exercised immediately prior to the effective date of the acquisition. The purchase price will be equal to 85% of the lower of the fair market value per share of common stock on the start of the purchase period in which that acquisition occurs or the fair market value per share of common stock immediately prior to the acquisition.

    The purchase plan will terminate on the earliest of:

    - October 31, 2009;

    - the date on which all shares available for issuance under the purchase plan have been sold in accordance with the purchase plan; and

    - the date on which all purchase rights are exercised in connection with an acquisition of About.com by merger or asset sale

    Subject to stockholder approval for certain amendments, the board of directors may at any time alter, suspend or discontinue the purchase plan.

                           RELATED-PARTY TRANSACTIONS

SERIES A FINANCING

    Between March 1997 and January 1998, we issued convertible promissory notes in an aggregate principal amount of $4,950,000 to a number of investors, including the investors set forth in the table below. Pursuant to their terms, the principal amount due on these notes was either automatically convertible into shares of our capital stock upon the closing of our next equity financing or due and payable on the earlier of the fifth anniversary of the delivery of the notes or upon an event of default under the notes. These notes bore interest at a variable rate equal to the prime rate published by a major financial institution plus 2% per annum. On April 23, 1998, in consideration for the cancellation of the principal amount of these notes and $70,000 in interest that accrued on these notes prior to August 12, 1997, we issued to the noteholders a total of 3,346,715 shares of Series A convertible preferred stock. The remaining interest on these notes was evidenced by newly issued unsecured promissory notes that, by their terms, were forgiven and cancelled upon the closing of our initial public offering. Upon the closing of our initial public offering, the outstanding shares of Series A convertible preferred stock converted into a total of 1,191,433 shares of common stock.

    At the time of the delivery of the convertible promissory notes, we issued warrants to purchase a total of 309,748 shares of common stock to the investors. Of these warrants, warrants to purchase 218,890 shares of common stock had an exercise price of $0.03 per share and warrants to purchase 90,858 shares of common stock had an exercise price of $4.21 per share. In December 1998, all of the warrants to purchase common stock at an exercise price of $0.03 per share were exercised and warrants to purchase a total of 66,753 shares of common stock at an exercise price of $4.21 per share were exercised. The remaining warrant for 24,105 shares was cancelled.

    The following table lists the number of shares of Series A convertible preferred stock that were purchased, and the warrants that were exercised in December 1998, by executive officers, directors and their affiliated entities, and by 5% stockholders:

                                                   AMOUNT OF         AMOUNT OF
                                                   PRINCIPAL         INTEREST       NUMBER OF $0.03   NUMBER OF $4.21
                                                SURRENDERED IN    SURRENDERED IN       WARRANTS          WARRANTS
                             NUMBER OF SHARES    CONSIDERATION     CONSIDERATION      TO PURCHASE       TO PURCHASE
                               OF SERIES A        OF SERIES A       OF SERIES A         COMMON            COMMON
PURCHASER                    PREFERRED STOCK    PREFERRED STOCK   PREFERRED STOCK   STOCK EXERCISED   STOCK EXERCISED
Crystal Internet Venture
  Fund, L.P................      711,109          $1,066,664               --          14,748             39,556
Doll Technology Affiliates
  Fund, L.P................       49,217          $   73,826               --           5,270                183
Doll Technology Investment
  Fund.....................      836,542          $1,219,776          $35,036          89,563              3,099
Doll Technology Side Fund,
  L.P......................       32,044          $   48,066               --           3,431                119
Scott P. Kurnit............      200,000          $  300,000               --           4,154             11,125
Open Text Corporation......      433,333          $  650,000               --              --                 --
Zero Stage Capital V,
  L.P......................      917,803          $1,341,668          $35,036          98,263              3,400

SERIES B FINANCING

    Between November 1997 and February 1998, we issued convertible promissory notes in an aggregate principal amount of $2,800,000 to a number of existing investors, including Crystal Internet Venture Fund, L.P., Doll Technology Affiliates Fund, L.P., Doll Technology Investment Fund, Doll Technology Side Fund, L.P. and Zero Stage Capital V, L.P. Pursuant to their terms, the notes were either automatically convertible into shares of our Series B convertible preferred stock upon the closing of our next equity financing or due and payable on the earlier of the first anniversary of the delivery of the notes, unless the payee extended the maturity date, or upon an event of default under the notes. These notes bore interest at a fixed rate equal to 10% per annum, although a few of these notes bore interest at a variable rate equal to the prime rate published by a major financial institution plus 2% per annum. In addition, at the time of the delivery of the convertible promissory notes, we issued warrants to these investors to purchase a total of 250,192 shares of common stock at an exercise price of $5.06 per share. In December 1998, 250,192 of these warrants were exercised.

    On April 23, 1998, in consideration for the cancellation of the principal amount of $2,800,000 and $69,800 in accrued interest under the convertible promissory notes, we issued to the noteholders a total of 1,594,380 shares of Series B convertible preferred stock. Further, in consideration for the cancellation of $1,700,000 in principal and $305,800 in accrued interest under an obligation to Open Text Corporation, we issued to Open Text Corporation 1,114,327 shares of Series B convertible preferred stock. Moreover, additional investors, including C-Max Capital Limited Partnership-I, purchased a total of 2,688,893 shares of Series B convertible preferred stock in consideration for $4,840,007. In addition to the issuance of shares of Series B convertible preferred stock, on April 23, 1998, we issued warrants to the additional investors to purchase a total of 107,695 shares of common stock at an exercise price of $7.02 per share. In December 1998, warrants to purchase a total of 103,801 shares of common stock were exercised. The remaining warrant was cancelled.

    In June 1998, we issued a total of 1,199,996 shares of Series B convertible preferred stock to various investors in consideration for $2,160,000. These investors included Crystal Internet Venture Fund, L.P., Doll Technology Affiliates Fund, L.P., Doll Technology Investment Fund, Doll Technology Side Fund, L.P. and XL Capital Corporation.

    Upon the closing of our initial public offering, the outstanding shares of Series B convertible preferred stock converted into a total of 2,348,752 shares of common stock.

    The following table lists the shares of Series B convertible preferred stock purchased, and the warrants exercised in December 1998, by executive officers, directors and their affiliated entities, and by 5% stockholders:

                                                   AMOUNT OF         AMOUNT OF
                                                   PRINCIPAL         INTEREST       NUMBER OF $5.06   NUMBER OF $7.02
                                                SURRENDERED IN    SURRENDERED IN       WARRANTS          WARRANTS
                             NUMBER OF SHARES    CONSIDERATION     CONSIDERATION      TO PURCHASE       TO PURCHASE
                               OF SERIES B        OF SERIES B       OF SERIES B         COMMON            COMMON
PURCHASER                    PREFERRED STOCK    PREFERRED STOCK   PREFERRED STOCK   STOCK EXERCISED   STOCK EXERCISED
C-Max Capital Limited
  Partnership-I............     2,222,222                 --               --               --            85,440
Crystal Internet Venture
  Fund, L.P................       482,136         $  600,000         $ 17,850           54,884                --
Doll Technology Affiliates
  Fund, L.P................        30,437         $   40,219         $  1,162            3,659                --
Doll Technology Investment
  Fund.....................       517,339         $  683,595         $ 19,752           62,192                --
Doll Technology Side Fund,
  L.P......................        19,817         $   26,186         $    757            2,383                --
Open Text Corporation......     1,114,327         $1,700,000         $305,789               --                --
XL Ventures LLC............       277,778                 --               --               --                --
Zero Stage Capital V,
  L.P......................       428,771         $  750,000         $ 21,788           68,234                --

SERIES C FINANCING

    On October 5, 1998, we issued convertible promissory notes in an aggregate principal amount of $1,081,000 to a number of existing investors, including some of the investors set forth in the table below. Pursuant to their terms, these notes were either automatically convertible into shares of our Series C convertible preferred stock upon the closing of our next equity financing or due and payable on the earlier of the 60th day following October 5, 1999 or an event of default under the notes. These notes bore interest at a fixed rate equal to 8% per annum.

    On November 13, 1998, in consideration for the cancellation of the principal amount and $8,900 in accrued interest under the convertible promissory notes, we issued to the noteholders a total of 558,917 shares of Series C convertible preferred stock. Further, in consideration for the cancellation of $1,555,600 in principal and $226,400 in accrued interest under an obligation to Open Text Corporation, we issued to Open Text Corporation 913,856 shares of Series C convertible preferred stock. This amount represented all of the remaining principal and interest under this obligation. Moreover, additional third-party investors, including some of the investors set forth in the table below, purchased a total of 5,437,953 shares of Series C convertible preferred stock in consideration for $10,604,000, at a price per share equal to $1.95. The terms of the Series C convertible preferred stock were determined by arm's length negotiation between us and XL Ventures LLC and Prospect Street NYC Discovery Fund, L.P., third parties previously unaffiliated with us.

    On December 4, 1998, we issued an aggregate of 391,085 shares of Series C convertible preferred stock to existing stockholders in consideration for $762,600.

    Upon the closing of our initial public offering, the outstanding shares of Series C convertible preferred stock converted into a total of 2,599,455 shares of common stock.

    The following table lists the number of shares of Series C convertible preferred stock purchased by executive officers, directors and their affiliated entities, and by 5% stockholders:

                                                                AMOUNT OF         AMOUNT OF
                                                                PRINCIPAL         INTEREST
                                              NUMBER OF      SURRENDERED IN    SURRENDERED IN
                                              SHARES OF       CONSIDERATION     CONSIDERATION
                                              SERIES C         OF SERIES C       OF SERIES C
PURCHASERS                                 PREFERRED STOCK   PREFERRED STOCK   PREFERRED STOCK
C-Max Capital Limited Partnership-I......        599,123       $  400,000         $  3,289

Crystal Internet Venture Fund, L.P.......        513,635       $  193,000         $  1,587

Doll Technology Affiliates Fund, L.P.....         27,640       $    5,000         $     41

Doll Technology Investment Fund..........        469,792       $  245,000         $  2,014

Doll Technology Side Fund, L.P...........         17,996       $    3,000         $     25

Open Text Corporation....................        913,856       $1,555,600         $226,400

Prospect Street NYC Discovery Fund,
  L.P....................................      1,794,872               --               --

XL Ventures LLC..........................      1,794,872               --               --

Zero Stage Capital V, L.P................        121,503       $  235,000         $  1,932

Zero Stage Capital VI, L.P...............        512,821               --               --

OPEN TEXT CORPORATION

    On October 17, 1996, we executed a promissory note payable to Open Text in the original principal amount of $3,905,616. On August 27, 1997, this note was amended to reduce the principal amount outstanding under this note to $3,255,600. The remaining $650,000 in principal was evidenced by a newly issued convertible subordinated promissory note that was subsequently cancelled on April 23, 1998, in consideration for the issuance of 433,333 shares of Series A convertible preferred stock. None of the outstanding interest was evidenced by the newly issued convertible subordinated promissory note. On April 23, 1998, the promissory note was amended to reduce the outstanding principal amount from $3,255,600 to $1,555,600. This reduction of $1,700,000 in principal, as well as $305,800 of interest, was simultaneously converted into 1,114,327 shares of Series B convertible preferred stock. On November 13, 1998, we issued 913,856 shares of Series C convertible preferred stock in cancellation of the remaining $1,555,600 in principal and $226,400 in interest outstanding under the promissory note.

    On August 27, 1997, in connection with the execution of the convertible subordinated promissory note, we issued Open Text warrants to purchase 24,105 shares of common stock at an exercise price of $4.21 per share. These warrants were cancelled in December 1998. In January 1998, we issued Open Text warrants to purchase 2,670 shares of common stock at an exercise price of $4.21 per share. In June and July of 1998, we issued Open Text warrants to purchase an aggregate of 6,230 shares of common stock at an exercise price of $4.21 per share. These warrants to purchase an aggregate of 8,900 shares of common stock remain outstanding.

AMENDED AND RESTATED INVESTORS' RIGHTS AGREEMENT

    On April 23, 1998, we and the purchasers of our Series A convertible preferred stock and Series B convertible preferred stock entered into an investors' rights agreement. On November 13, 1998, the investors' rights agreement was amended and restated to include the purchasers of our Series C convertible preferred stock. Under the terms of the amended and restated investors' rights agreement, holders of our Series A convertible preferred stock, Series B convertible preferred stock and Series C convertible preferred stock were granted registration rights with respect to the registration under the Securities Act of the shares of common stock issuable upon conversion of their respective shares of our convertible preferred stock. Comcast has also become a party to the amended and restated investors' rights agreement. As a result, Comcast has received rights to have its shares of common stock registered for resale under the Securities Act. Some or all of these stockholders may elect to exercise their registration rights and include their shares for resale in connection with this offering. Please see "Description of Capital Stock--Registration Rights."

STOCK OPTIONS GRANTED TO EXECUTIVE OFFICERS

    For information regarding the grant of stock options to executive officers and directors, please see "Management--Director Compensation" and "--Executive Compensation."

                       PRINCIPAL AND SELLING STOCKHOLDERS

    The following table sets forth information with respect to the beneficial ownership of our common stock as of October 4, 1999, and as adjusted to reflect the sale of the shares of common stock offered by this prospectus, by:

    - each person, or group of affiliated persons, known by us to beneficially own 5% or more of the common stock;

    - each of our directors and named executive officers;

    - the selling stockholders; and

    - all of our directors and executive officers as a group.

In accordance with the SEC's rules, the following table gives effect to the shares of common stock that could be issued upon the exercise of outstanding options and warrants within 60 days of October 4, 1999. Unless otherwise indicated in the footnotes to the table, the following individuals have sole vesting and sole investment control with respect to the shares they beneficially own. Unless otherwise indicated in the footnotes to the table, the address of each of the individuals listed below is c/o About.com, Inc., 220 East 42nd Street, 24th floor, New York, New York 10017.

                                                  SHARES BENEFICIALLY                SHARES BENEFICIALLY
                                                         OWNED                              OWNED
                                                 PRIOR TO THE OFFERING                AFTER THE OFFERING
                                                 ----------------------    SHARES    --------------------
BENEFICIAL OWNER                                   NUMBER      PERCENT    OFFERED     NUMBER     PERCENT
Scott P. Kurnit (1)............................  1,537,597      12.5%      85,000    1,452,597      9.5%
Marc M. Watson (2).............................  1,109,640       9.0           --    1,021,640      6.7
C-Max Capital Limited Partnership-I (3)........  1,089,840       8.9       88,000    1,001,640      6.6
Dixon R. Doll (4)..............................    914,445       7.5           --      914,445      6.0
Open Text Corporation (5)......................    885,201       7.2           --      885,201      5.8
Doll Funds (6).................................    882,195       7.2           --      882,195      5.8
Zero Stage Capital Entities (7)................    875,099       7.1           --      875,099      5.7
Kristopher A. Wood (8).........................    738,864       6.0           --      738,864      4.8
XL Ventures LLC (9)............................    737,864       6.0           --      737,864      4.8
Crystal Internet Venture Fund, L.P. (10).......    716,839       5.8      140,000      576,839      3.8
Prospect Street NYC Discovery Fund, L.P.
  (11).........................................    638,975       5.2       70,000      568,975      3.7
William C. Day (12)............................    222,006       1.8       35,000      187,006      1.2
Infotech Ventures Ltd..........................    106,678         *       25,000       81,678        *
Frank J. Biondi, Jr. (13)......................     18,800         *           --       18,800        *
Ronald Unterman................................     18,800         *        4,000       14,800        *
Five other selling stockholders, each of whom
  owns less than 1% of the common stock........    327,729       2.7       53,000      274,729      1.8
All directors and executive officers as a group
  (8 persons) (14).............................  4,560,552      36.5      212,000    4,348,552     28.1

------------------------

*   Less than 1% of total.

(1) Includes 30,678 shares issuable upon the exercise of stock options. Does not include 195,800 shares issuable upon the exercise of options that do not vest within 60 days of October 4, 1999. Mr. Kurnit will sell an additional 65,000 shares in the event the underwriters exercise their over-allotment option in full.

(2) Includes 1,089,840 shares beneficially owned by C-Max Capital Limited Partnership-I. Mr. Watson is a director of C-Max Capital Corporation, the general partner of C-Max Capital Limited Partnership-I. Mr. Watson disclaims beneficial ownership of the shares held by C-Max Capital Limited Partnership-I except to the extent of his pecuniary interest therein.

(3) The address of C-Max Capital Limited Partnership-I is 2950 SW 27th Avenue, Suite 110, Miami, Florida 33133.

(4) Includes 32,250 shares held by the Dixon and Carol Doll Family Trust, of which Mr. Doll is a beneficiary. Also includes:

    - 804,082 shares beneficially owned by Doll Technology Investment Fund;

    - 47,310 shares beneficially owned by Doll Technology Affiliates Fund, L.P.; and

    - 30,803 shares beneficially owned by Doll Technology Side Fund, L.P.

   Mr. Doll is the managing member of Doll Technology Investment Management,
    L.L.C., the general partner of each of these funds. Mr. Doll disclaims beneficial ownership of the shares held by these funds except to the extent of his pecuniary interest in each of them.

(5) Includes 8,900 shares issuable upon the exercise of warrants. The address of Open Text Corporation is 185 Columbia Street West, Waterloo, Ontario, Canada N2L 5Z5.

(6) Consists of:

    - 804,082 shares held by Doll Technology Investment Fund;

    - 47,310 shares held by Doll Technology Affiliates Fund, L.P.; and

    - 30,803 shares held by Doll Technology Side Fund, L.P.

   The address of each of the foregoing entities is 3000 Sand Hill Road, Building 3, Suite 210, Menlo Park, California 94025.

(7) Consists of:

    - 692,534 shares held by Zero Stage Capital V Limited Partnership; and

    - 182,565 shares held by Zero Stage Capital VI Limited Partnership.

   The address of each of the foregoing entities is 101 Main Street, 17th Floor, Cambridge, Massachusetts 02142-1519.

(8) Includes 737,864 shares held by XL Ventures LLC. Mr. Wood is an employee of its parent company, XL Ventures, Inc. Mr. Wood disclaims beneficial ownership of these shares.

(9) The address of XL Ventures LLC is 1105 North Market Street, Suite 1300, Wilmington, Delaware 19801.

(10) The address of Crystal Internet Venture Fund, L.P. is 1120 Chester Avenue, Suite 310, Cleveland, Ohio 44114. Crystal Internet Venture Fund will sell an additional 50,000 shares in the event the underwriters exercise their over-allotment option in full.

(11) The address of Prospect Street NYC Discovery Fund, L.P. is 10 East 40th Street, 44th Floor, New York, New York 10016.

(12) Includes 131,218 shares issuable upon the exercise of options. Does not include 178,964 shares issuable upon the exercise of options that do not vest within 60 days of October 4, 1999.

(13) Includes 1,000 shares owned by Mr. Biondi's spouse. Includes 17,800 shares issuable upon the exercise of options.

(14) Includes 179,696 shares issuable upon the exercise of stock options and 8,900 shares issuable upon the exercise of warrants.

                          DESCRIPTION OF CAPITAL STOCK

    Our authorized capital stock consists of 50,000,000 shares of common stock, par value $.001 per share, and 5,000,000 shares of preferred stock, par value $.001 per share.

COMMON STOCK

    As of September 30, 1999, there were 12,288,418 shares of common stock outstanding held of record by 117 stockholders.

    Holders of common stock are entitled to one vote for each share on all matters submitted to a vote of stockholders. Holders of a majority of the shares of common stock entitled to vote in any election of directors may elect all of the directors standing for election. Holders of common stock are entitled to receive dividends, if, as, and when declared by the board of directors out of funds legally available for such purposes, subject to any dividend preferences of any outstanding preferred stock. Upon our liquidation, dissolution or winding up, the holders of common stock are entitled to share ratably in our assets available for distribution, subject to the preferential rights of any outstanding preferred stock. Holders of the common stock have no preemptive, subscription, redemption or conversion rights. There are no shares of preferred stock outstanding. The rights, preferences and privileges of holders of common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of preferred stock that we may designate and issue in the future.

PREFERRED STOCK

    The board of directors has the authority, without further stockholder approval, to issue from time to time up to an aggregate of 5,000,000 shares of preferred stock in one or more series. The board of directors may fix or alter the designations, preferences, rights and any qualifications, limitations or restrictions of the shares of each of these series, including the dividend rights, dividend rates, conversion rights, voting rights, terms of redemption, redemption price or prices, liquidation preferences and the number of shares constituting any series or designations of these series. We have no present plans to issue any shares of preferred stock. Please see "--Anti-Takeover Effects of Certain Provisions of Delaware Law and Our Certificate of Incorporation and Bylaws."

OPTIONS

    Options to purchase a total of 3,624,885 shares of common stock may be granted under the stock option plans. As of September 30, 1999, there were outstanding under the stock option plans options to purchase a total of 2,778,071 shares of common stock, of which options to purchase 833,006 shares were then exercisable. In addition, as of September 30, 1999, there were outstanding options to purchase a total of 32,052 shares of common stock which were not granted under the stock option plans, all of which were then exercisable. Since we have filed a registration statement on Form S-8, any shares issued upon exercise of these options will be immediately available for sale in the public market, subject to the terms of any lock-up agreements entered into between these optionholders and the underwriters. Please see "Risk Factors--Future sales of common stock by our existing stockholders could adversely affect our stock price", "Management--Amended and Restated 1998 Stock Option/ Stock Issuance Plan" and "--1999 Non-Officer Stock Option/Stock Issuance Plan."

COMMON STOCK WARRANTS

    As of September 30, 1999, there were outstanding warrants to purchase a total of 65,860 shares of common stock at a weighted average exercise price of $9.80 per share. The warrants contain anti-dilution provisions providing for adjustments of the exercise price and the number of shares of common stock underlying the warrants upon the occurrence of any recapitalization, reclassification, stock dividend, stock split, stock combination or similar transaction. The warrants grant to their holders registration rights, described below, with respect to the common stock issuable upon their exercise.

Please see "Risk Factors--Future sales of common stock by our existing stockholders could adversely affect our stock price."

REGISTRATION RIGHTS

    Pursuant to the terms of the amended and restated investors' rights agreement, some holders of shares of common stock are entitled to demand that we register their shares for resale under the Securities Act. The holders of 50% or more of the shares of common stock issued upon the conversion of each series of convertible preferred stock are entitled to demand that we register their shares under the Securities Act, subject to certain limitations. We are not required to effect more than one demand registration for each group of holders. In addition, these holders and Comcast are entitled to piggyback registration rights with respect to the registration of shares of common stock under the Securities Act. In the event that we propose to register any shares of common stock under the Securities Act, including in connection with this offering, the holders of shares having piggyback rights are entitled to receive notice of that registration and are entitled to include their shares in the registration, subject to limitations. Further, at any time after we become eligible to file a registration statement on Form S-3, the holders of a portion of our shares of common stock may require us to file on two occasions Form S-3 registration statements under the Securities Act with respect to their shares of common stock. These registration rights are subject to conditions and limitations, among them the right of the underwriters of an offering to limit the number of shares of common stock to be included in the registration. We are generally required to bear all of the expenses of these registrations, except underwriting discounts and selling commissions. Registration of any of the shares of common stock held by security holders with registration rights would result in those shares becoming freely tradable without restriction under the Securities Act.

ANTI-TAKEOVER EFFECTS OF CERTAIN PROVISIONS OF DELAWARE LAW AND OUR CERTIFICATE
  OF INCORPORATION AND BYLAWS

    We are subject to the provisions of Section 203 of the Delaware General Corporation Law, or DGCL. Section 203 of the DGCL generally prohibits a publicly-held Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the interested stockholder attained that status with the approval of the board of directors or unless the business combination is approved in a prescribed manner. A "business combination" includes mergers, asset sales and other transactions resulting in a financial benefit to the interested stockholder. Subject to exceptions, an "interested stockholder" is a person who, together with affiliates and associates, owns, or within three years did own, fifteen percent (15%) or more of a corporation's voting stock. This statute could prohibit or delay the accomplishment of mergers or other takeover or change in control attempts and, accordingly, may discourage attempts to acquire us.

    In addition, certain provisions of our certificate and bylaws may be deemed to have an anti-takeover effect and may delay, defer or prevent a tender offer or takeover attempt that a stockholder might consider in its best interest, including those attempts that might result in a premium over the market price for the shares held by stockholders.

    BOARD OF DIRECTORS VACANCIES. The certificate authorizes the board of directors to fill vacant directorships or increase the size of the board of directors. This may deter a stockholder from removing incumbent directors and simultaneously gaining control of the board of directors by filling the vacancies created by that removal with its own nominees.

    STOCKHOLDER ACTION; SPECIAL MEETING OF STOCKHOLDERS. The certificate provides that stockholders may not take action by written consent, but only at duly called annual or special meetings of stockholders. The certificate further provides that special meetings of our stockholders may be called only by the chairman of the board of directors or a majority of the board of directors.

    ADVANCE NOTICE REQUIREMENTS FOR STOCKHOLDER PROPOSALS AND DIRECTOR NOMINATIONS. The bylaws provide that stockholders seeking to bring business before an annual meeting of stockholders, or to nominate candidates for election as directors at an annual meeting of stockholders, must deliver a written notice to our principal executive offices within a prescribed time period. The bylaws also specify requirements as to the form and content of a stockholder's notice. These provisions may preclude stockholders from bringing matters before an annual meeting of stockholders or from making nominations for directors at an annual meeting of stockholders.

    AUTHORIZED BUT UNISSUED SHARES. The authorized but unissued shares of common stock and preferred stock are available for future issuance without stockholder approval, subject to limitations imposed by the Nasdaq National Market. These additional shares may be utilized for a variety of corporate purposes, including future public offerings to raise additional capital, acquisitions and employee benefit plans. The existence of authorized but unissued and unreserved common stock and preferred stock could render more difficult or discourage an attempt to obtain control of us by means of a proxy contest, tender offer, merger or otherwise.

LIMITATION OF LIABILITY AND INDEMNIFICATION MATTERS

    Our certificate provides that, except to the extent prohibited by the DGCL, our directors shall not be personally liable to us or our stockholders for monetary damages for any breach of fiduciary duty as our directors. Under the DGCL, the directors have a fiduciary duty to us that is not eliminated by this provision of the certificate and, in appropriate circumstances, injunctions and other nonmonetary relief will remain available. This provision also does not affect the directors' responsibilities under any other laws, including the Federal securities laws or state or Federal environmental laws.

    Section 145 of the DGCL enables a corporation to indemnify its directors and officers and to purchase insurance with respect to liability arising out of their capacity or status as directors and officers. However, this provision does not eliminate or limit the liability of a director:

    - for any breach of the director's duty of loyalty to the corporation or its stockholders,

    - for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law,

    - for payments of dividends or approval of stock repurchases or redemptions that are prohibited by the DGCL or

    - for any transaction from which the director derived an improper personal benefit.

    Our certificate provides that, except to the extent prohibited by DGCL, we may fully indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that the person is or was, or has agreed to become, a director or officer or is or was serving, or has agreed to serve, at our request as a director or officer of another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise, against expenses (including attorney's fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by that person in connection with any threatened, pending or completed action, suit, proceeding or appeal.

    We believe that the provisions of its certificate and bylaws and these agreements are necessary to attract and retain qualified directors and executive officers. Our bylaws also permit us to secure insurance on behalf of any officer, director, employee or other agent for any liability arising out of his or her actions, regardless of whether the DGCL would permit indemnification. We have obtained liability insurance for our officers and directors.

    At present, there is no pending litigation or proceeding involving any director, officer, employee or agent for which indemnification will be required or permitted under the certificate. We are not aware of any threatened litigation or proceeding that may result in a claim for indemnification.

TRANSFER AGENT AND REGISTRAR

    The transfer agent and registrar for the common stock is American Stock Transfer & Trust Company, New York, New York.

                                  UNDERWRITING

    Subject to the terms and conditions contained in an underwriting agreement, dated October 28, 1999, the underwriters named below, who are represented by Donaldson, Lufkin & Jenrette Securities Corporation, BancBoston Robertson Stephens Inc., Bear, Stearns & Co. Inc., Volpe Brown Whelan & Company, LLC, E*OFFERING Corp. and DLJDIRECT Inc., have severally agreed to purchase from us and the selling stockholders the numbers of shares of common stock set forth opposite their names below.

                                                               NUMBER
UNDERWRITERS:                                                 OF SHARES
Donaldson, Lufkin & Jenrette Securities Corporation.........  1,358,400
BancBoston Robertson Stephens Inc...........................    490,524
Bear, Stearns & Co. Inc. ...................................    490,524
Volpe Brown Whelan & Company, LLC...........................    405,652
E*OFFERING Corp. ...........................................     84,900
DLJDIRECT Inc. .............................................     50,000
Banc of America Securities LLC .............................     40,000
Deutsche Bank Alex. Brown ..................................     40,000
A.G. Edwards & Sons, Inc. ..................................     40,000
Hambrecht & Quist LLC ......................................     40,000
Merrill Lynch, Pierce, Fenner & Smith Incorporated .........     40,000
Morgan Stanley & Co. Incorporated ..........................     40,000
Salomon Smith Barney Inc. ..................................     40,000
SG Cowen Securities Corporation ............................     40,000
Thomas Weisel Partners LLC .................................     40,000
Advest, Inc. ...............................................     20,000
Robert W. Baird & Co. Incorporated .........................     20,000
McDonald Investments Inc., a KeyCorp Company ...............     20,000
Needham & Company, Inc. ....................................     20,000
Ormes Capital Markets, Inc. ................................     20,000
Brad Peery Inc. ............................................     20,000
Pennsylvania Merchant Group ................................     20,000
Ragen Mackenzie Inc. .......................................     20,000
The Robinson-Humphrey Company ..............................     20,000
Sands Brothers & Co., Ltd. .................................     20,000
Stephens Inc. ..............................................     20,000
Sutro & Co. Incorporated ...................................     20,000
Tucker Anthony Incorporated ................................     20,000
                                                              ---------
      Total.................................................  3,500,000
                                                              =========

    The underwriting agreement provides that the obligations of the underwriters to purchase and accept delivery of the shares of common stock in this offering require approval by their counsel of legal matters and other conditions. The underwriters must purchase and accept delivery of all the shares of common stock in the offering, other than those shares covered by the over-allotment option described below, if they purchase any of the shares.

    The underwriters initially propose to offer some of the shares of common stock directly to the public at the public offering price on the cover page of this prospectus and some of the shares to dealers, including the underwriters, at the public offering price less a concession not in excess of $1.67 per share. The underwriters may allow, and these dealers may re-allow to other dealers, a concession not in excess of $0.10 per share. After the initial offering of the common stock, the representatives of the underwriters may change the public offering price and other selling terms at any time without notice.

    The following table shows the underwriting fees to be paid to the underwriters by us and the selling stockholders in this offering. These amounts are shown assuming both no exercise and full exercise of the underwriters' option to purchase additional shares of common stock.

                                                                        PAID BY
                                     PAID BY ABOUT.COM           SELLING STOCKHOLDERS
                                ---------------------------   ---------------------------
                                NO EXERCISE   FULL EXERCISE   NO EXERCISE   FULL EXERCISE
Per Share.....................  $     2.78     $     2.78     $     2.78     $     2.78
Total.........................   8,340,000      9,479,800      1,390,000      1,709,700

    We will pay the offering expenses, estimated to be $700,000.

    We and the selling stockholders have granted to the underwriters an option, exercisable for 30 days after the date of this prospectus, to purchase, from time to time, in whole or in part, up to an aggregate of 525,000 additional shares of common stock at the public offering price less underwriting fees. The underwriters may exercise this option solely to cover over-allotments, if any, made in connection with this offering. To the extent that the underwriters exercise this option, each underwriter will become obligated, under conditions specified in the underwriting agreement, to purchase its pro rata portion of the additional shares based on that underwriter's percentage underwriting commitment as indicated in the preceding table.

    We and the selling stockholders have agreed to indemnify the underwriters against civil liabilities specified in the underwriting agreement, including liabilities under the Securities Act, or to contribute to payments that the underwriters may be required to make because of these liabilities.

    We, all of our executive officers and directors, and all of the selling stockholders generally have agreed, for a period of 90 days after the date of the prospectus without the prior written consent of Donaldson, Lufkin & Jenrette, not to:

    - offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or otherwise transfer or dispose of, directly or indirectly, any shares of common stock or any securities convertible into or exercisable or exchangeable for common stock; or

    - enter into any swap or other arrangement that transfers all or a portion of the economic consequences associated with the ownership of any common stock.

Approximately 5,750,000 shares of our common stock are subject to these "lock-up" agreements. Our lock-up agreement permits us to issue, and grant options to purchase, shares of common stock under our option plans and our purchase plan. In addition, we may issue shares of common stock in connection with any acquisition of another company if the terms of that issuance provide that the common stock shall not be resold prior to 90 days after the date of this prospectus without the prior written consent of Donaldson, Lufkin & Jenrette.

    In addition, during this 90-day period, we have also agreed not to file any registration statement for, and each of the executive officers, directors and selling stockholders has agreed not to make any demand for or exercise any right for, the registration of any shares of common stock or any securities convertible into or exercisable or exchangeable for common stock without the prior written consent of Donaldson, Lufkin & Jenrette, except for a registration statement to register for resale the 400,000 shares reserved for issuance under our 1999 Non-Officer Stock Option/Stock Issuance Plan.

    A copy of this prospectus in electronic format will be made available on the Internet web sites hosted by E*OFFERING Corp. and E*TRADE Securities, Inc. E*TRADE will accept conditional offers to purchase shares from all of its customers that pass and complete an online eligibility profile. If the demand for shares from the customers of E*TRADE exceeds the amount of shares allocated to it, E*TRADE will use a random allocation methodology to distribute shares in even lots of 100 shares per customer.

    An electronic prospectus also is available on the web site maintained by DLJDIRECT Inc., one of the representatives and an affiliate of Donaldson, Lufkin & Jenrette Securities Corporation.

    Other than in the United States, no action has been taken by us, the selling stockholders or the underwriters that would permit a public offering of the shares of common stock offered by this prospectus in any jurisdiction where action for that purpose is required. The shares of common stock offered by this prospectus may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements associated with the offer and sale of any shares of common stock offered by this prospectus be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. You should inform yourself about and observe any restrictions relating to the offering of the common stock and the distribution of this prospectus. This prospectus does not constitute an offer to sell or solicitation of an offer to buy any shares of common stock offered by this prospectus in any jurisdiction in which an offer or a solicitation is unlawful.

    The underwriters and dealers may engage in passive market making transactions in the common stock in accordance with Rule 103 of Regulation M promulgated by the Securities and Exchange Commission. In general, a passive market maker may not bid for or purchase shares of common stock at a price that exceeds the highest independent bid. In addition, the net daily purchases made by any passive market maker generally may not exceed 30% of its average daily trading volume in the common stock during a specified two-month period, or 200 shares, whichever is greater. A passive maker must identify passive market making bids as such on the Nasdaq electronic inter-dealer reporting system. Passive market making may stabilize or maintain the market price of the common stock above independent market levels. Underwriters and dealers are not required to engage in passive market making and may end passive market making activities at any time.

    As a result of the offering, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the common stock. Specifically, the underwriters may over-allot the offering, creating a syndicate short position. The underwriters may bid for and purchase shares of common stock in the open market to cover a syndicate short positions or to stabilize the price of the common stock. In addition, the underwriting syndicate may reclaim selling concessions from syndicate members if the syndicate repurchases previously distributed common stock in syndicate covering transactions, in stabilization transactions or in some other way or if Donaldson, Lufkin & Jenrette receives a report that indicates clients of those syndicate members have "flipped" shares of common stock. These activities may stabilize or maintain the market price of the common stock above independent market levels. The underwriters are not required to engage in these activities, and may end any of these activities at any time.

                                 LEGAL MATTERS

    The validity of the shares of common stock offered by this prospectus will be passed upon for us by Brobeck, Phleger & Harrison LLP, New York, New York, and for the underwriters by Foley, Hoag & Eliot LLP, Boston, Massachusetts.

                                    EXPERTS

    Our financial statements as of December 31, 1997 and 1998 and for the period from June 27, 1996 (inception) to December 31, 1996 and the years ended
December 31, 1997 and 1998 included in this prospectus and elsewhere in the registration statement have been so included in reliance on the report of KPMG LLP, independent certified public accountants, appearing elsewhere herein, upon the authority of said firm as experts in auditing and accounting.

                   WHERE YOU CAN FIND ADDITIONAL INFORMATION

    We have filed with the SEC a registration statement on Form S-1 (including exhibits, schedules and amendments) under the Securities Act with respect to the shares of common stock to be sold in this offering. This prospectus does not contain all the information set forth in the registration statement. For further information with respect to us and the shares of common stock to be sold in this offering, reference is made to the registration statement. Statements contained in this prospectus as to the contents of any contract, agreement or other document referred to are not necessarily complete. In each instance reference is made to the copy of that contract, agreement or other document filed as an exhibit to the registration statement.

    You may read and copy all or any portion of the registration statement or any other information we file at the SEC's public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. You can request copies of these documents, upon payment of a duplicating fee, by writing to the SEC. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference rooms. Our SEC filings, including the registration statement, are also available to you on the SEC's web site (http://www.sec.gov).

    We are subject to the information and reporting requirements of the Securities Exchange Act, and, in accordance with those requirements, files periodic reports, proxy statements and other information with the SEC. These reports, proxy and information statements and other information may also be inspected at the offices of Nasdaq Operations, 1735 K Street, N.W., Washington, D.C. 20006.

    We intend to furnish our stockholders with annual reports containing audited financial statements and with quarterly reports for the first three quarters of each year containing unaudited interim financial information.

                                ABOUT.COM, INC.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                PAGE
                                                              --------
Independent Auditors' Report................................    F-2

Consolidated Balance Sheets as of December 31, 1997 and 1998
  and June 30, 1999 (unaudited).............................    F-3

Consolidated Statements of Operations for the period from
  June 27, 1996 (inception) to December 31, 1996, the years
  ended December 31, 1997 and 1998 and the six months ended
  June 30, 1998 (unaudited) and 1999 (unaudited)............    F-4

Consolidated Statements of Stockholders' Equity (Deficit)
  for the period from June 27, 1996 (inception) to
  December 31, 1996, the years ended December 31, 1997 and
  1998 and the six months ended June 30, 1999 (unaudited)...    F-5

Consolidated Statements of Cash Flows for the period from
  June 27, 1996 (inception) to December 31, 1996, the years
  ended December 31, 1997 and 1998 and the six months ended
  June 30, 1998 (unaudited) and 1999 (unaudited)............    F-7

Notes to Consolidated Financial Statements..................    F-9

                          INDEPENDENT AUDITORS' REPORT

The Board of Directors and Stockholders
About.com, Inc.:

    We have audited the accompanying balance sheets of About.com, Inc. as of December 31, 1997 and 1998, and the related statements of operations, stockholders' deficit and cash flows for the period from June 27, 1996 (inception) to December 31, 1996 and for the years ended December 31, 1997 and 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

    We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

    In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of About.com, Inc. as of December 31, 1997 and 1998, and the results of its operations and its cash flows for the period from June 27, 1996 (inception) to December 31, 1996 and for the years ended December 31, 1997 and 1998 in conformity with generally accepted accounting principles.

                                          /S/ KPMG LLP

New York, New York
January 20, 1999, except as to Note 2(q) which is as of March 19, 1999

                                ABOUT.COM, INC.

                          CONSOLIDATED BALANCE SHEETS

                                                                     DECEMBER 31,
                                                              ---------------------------     JUNE 30,
                                                                  1997           1998           1999
                                                              ------------   ------------   ------------
                                                                                            (UNAUDITED)
                           ASSETS
Current assets:
  Cash and cash equivalents.................................  $    303,200   $ 10,644,300   $ 61,506,300
  Accounts receivable, less allowance for doubtful accounts
    of $6,000, $146,000 and $103,700, respectively..........       118,300        917,300      3,036,600
  Prepaid assets............................................       --             100,000        121,700
                                                              ------------   ------------   ------------
    Total current assets....................................       421,500     11,661,600     64,664,600

Property and equipment, net.................................       748,400      3,302,000      7,066,700
Goodwill, net...............................................       --             --           2,442,200
Debt issuance costs, net of amortization of $24,500 in
  1997......................................................        97,800        --             --
Deferred offering costs.....................................       --             568,700        --
Other assets, net...........................................        89,400        125,400        795,200
                                                              ------------   ------------   ------------
    Total assets............................................  $  1,357,100   $ 15,657,700   $ 74,968,700
                                                              ============   ============   ============

       LIABILITIES AND STOCKHOLDERS' (DEFICIT) EQUITY
Current liabilities:
  Trade accounts payable and accrued expenses...............  $  1,257,300   $  6,413,200   $  9,348,800
  Accrued compensation......................................       414,700        181,700        722,900
  Guide fees payable........................................       157,300        462,400        606,800
  Deferred revenue..........................................       529,600        --             160,200
  ESPP deductions withheld..................................       --             --             322,700
  Convertible loans payable.................................     1,010,200        --             --
  Current portion of notes payable..........................       --             154,000        385,600
  Current installments of obligations under capital
    leases..................................................       150,000        219,000        206,800
                                                              ------------   ------------   ------------
    Total current liabilities...............................     3,519,100      7,430,300     11,753,800

Convertible notes payable, net of unamortized debt discount
  of $38,700 in 1997........................................     4,851,000        --             --
Notes payable, excluding current portion....................     3,630,100        620,600        666,900
Obligations under capital leases, excluding current
  installments..............................................       251,600        149,400         59,300
Deferred rent...............................................        49,600         47,700         34,700

Redeemable convertible preferred stock, $0.001 par value:
    Series A--3,346,715 shares authorized, issued and
     outstanding at December 31, 1998; liquidation
     preference of $1.50 per share plus unpaid dividends of
     9% per annum ($5,325,700 in the aggregate at
     December 31, 1998).....................................       --           5,259,700        --
    Series B--6,597,596 shares authorized, issued and
     outstanding at December 31, 1998; liquidation
     preference of $1.80 per share plus unpaid dividends of
     9% per annum ($12,602,100 in the aggregate at
     December 31, 1998).....................................       --          12,448,300        --
    Series C--8,717,949 shares authorized, 7,301,811 shares
     issued and outstanding at December 31, 1998;
     liquidation preference of $1.95 per share plus unpaid
     dividends of 9% per annum ($14,403,100 in the aggregate
     at December 31, 1998)..................................       --          14,363,700        --

Stockholders' (deficit) equity:
  Preferred stock, $0.001 par value; 5,000,000 shares
    authorized, 0 shares issued and outstanding.............       --             --             --
  Common stock, $0.001 par value; 50,000,000 shares
    authorized, 1,475,339, 2,202,558 and 12,144,155 shares
    issued and outstanding, respectively....................         1,500          2,200         12,100
  Additional paid-in capital................................       132,700      3,231,000    125,102,100
  Deferred compensation.....................................       --          (1,238,900)    (3,389,300)
  Accumulated deficit.......................................   (11,078,500)   (26,656,300)   (59,270,900)
                                                              ------------   ------------   ------------
    Total stockholders' (deficit) equity....................   (10,944,300)   (24,662,000)    62,454,000
                                                              ------------   ------------   ------------
Commitments and contingencies

      Total liabilities and stockholders' (deficit)
       equity...............................................  $  1,357,100   $ 15,657,700   $ 74,968,700
                                                              ============   ============   ============

          See accompanying notes to consolidated financial statements.

                                ABOUT.COM, INC.

                     CONSOLIDATED STATEMENTS OF OPERATIONS

                                      PERIOD FROM
                                     JUNE 27, 1996                                      SIX MONTHS ENDED
                                     (INCEPTION) TO    YEAR ENDED DECEMBER 31,              JUNE 30,
                                      DECEMBER 31,    --------------------------   --------------------------
                                          1996           1997           1998          1998           1999
                                     --------------   -----------   ------------   -----------   ------------
                                                                                          (UNAUDITED)
Revenues...........................   $   --          $   390,600   $  3,721,600   $   547,700   $  6,074,000
Cost of revenues...................        90,800       1,931,000      4,188,300     1,286,200      5,245,600
Non-cash compensation..............       --              --              27,000        20,000      3,621,300
                                      -----------     -----------   ------------   -----------   ------------
      Gross profit (loss)..........       (90,800)     (1,540,400)      (493,700)     (758,500)    (2,792,900)

Operating expenses:
  Sales and marketing..............       240,900       1,761,100      7,889,700     1,377,000     23,783,800
  General and administrative.......     1,100,900       1,993,800      2,943,900     1,103,500      3,273,600
  Product development..............       948,000       3,045,900      3,113,500     1,183,500      2,933,700
  Non-cash compensation............       --              --             451,000       231,000        615,600
  Amortization of goodwill.........       --              --             --            --              33,700
                                      -----------     -----------   ------------   -----------   ------------
    Total operating expenses.......     2,289,800       6,800,800     14,398,100     3,895,000     30,640,400
                                      -----------     -----------   ------------   -----------   ------------
      Loss from operations.........    (2,380,600)     (8,341,200)   (14,891,800)   (4,653,500)   (33,433,300)

Other income (expense):
  Other income, net................       --              349,800        --            --             --
  Interest income..................         9,200           8,800         49,700        14,000        902,900
  Interest expense.................       (66,700)       (657,800)      (735,700)     (584,800)       (84,200)
                                      -----------     -----------   ------------   -----------   ------------
      Total other income (expense),
        net........................       (57,500)       (299,200)      (686,000)     (570,800)       818,700
                                      -----------     -----------   ------------   -----------   ------------
Net loss...........................    (2,438,100)     (8,640,400)   (15,577,800)   (5,224,300)   (32,614,600)
Cumulative dividends and accretion
  of convertible preferred stock to
  liquidation value................       --              --          (1,230,500)      --            (659,600)
                                      -----------     -----------   ------------   -----------   ------------
      Net loss attributable to
        common stockholders........   $(2,438,100)    $(8,640,400)  $(16,808,300)  $(5,224,300)  $(33,274,200)
                                      ===========     ===========   ============   ===========   ============

Basic and diluted net loss per
  common share.....................   $     (1.20)    $     (4.94)  $      (9.71)  $     (3.08)  $      (4.38)
                                      ===========     ===========   ============   ===========   ============
Weighted average shares outstanding
  used in basic and diluted net
  loss per common share
  calculation......................     2,035,144       1,748,850      1,731,598     1,698,188      7,589,028
                                      ===========     ===========   ============   ===========   ============

          See accompanying notes to consolidated financial statements.

                                ABOUT.COM, INC.

           CONSOLIDATED STATEMENTS OF STOCKHOLDERS' (DEFICIT) EQUITY

                                                                                                      TOTAL
                                 COMMON STOCK         ADDITIONAL                                  STOCKHOLDERS'
                             ---------------------     PAID-IN        DEFERRED     ACCUMULATED      (DEFICIT)
                               SHARES      AMOUNT      CAPITAL      COMPENSATION     DEFICIT         EQUITY
                             ----------   --------   ------------   ------------   ------------   -------------
Issuance of common stock...   1,816,255   $ 1,800    $     11,500   $   --         $    --        $     13,300
Net loss for the period
  from June 27, 1996
  (inception) to
  December 31, 1996........      --         --            --            --           (2,438,100)    (2,438,100)
                             ----------   -------    ------------   -----------    ------------   ------------
Balance as of December 31,
  1996.....................   1,816,255     1,800          11,500       --           (2,438,100)    (2,424,800)
Cancellation of common
  stock....................    (367,802)     (300)            300       --              --             --
Issuance of warrants in
  connection with debt
  transactions.............      --         --            104,000       --              --             104,000
Exercise of stock
  options..................      26,886     --             13,600       --              --              13,600
Issuance of stock options
  in lieu of services......      --         --              3,300       --              --               3,300
Net loss for the year ended
  December 31, 1997........      --         --            --            --           (8,640,400)    (8,640,400)
                             ----------   -------    ------------   -----------    ------------   ------------
Balance as of December 31,
  1997.....................   1,475,339     1,500         132,700       --          (11,078,500)   (10,944,300)
Issuance of warrants in
  connection with debt
  transactions.............      --         --            216,000       --              --             216,000
Deferred compensation
  related to stock options
  granted..................      --         --          1,716,900    (1,716,900)        --             --
Amortization of deferred
  compensation.............      --         --            --            478,000         --             478,000
Exercise of stock
  options..................      87,583       100          77,100       --              --              77,200
Issuance of common stock in
  connection with the
  exercise of warrants.....     639,636       600       2,255,800       --              --           2,256,400
Issuance of stock options
  and warrants in lieu of
  services rendered........      --         --             63,000       --              --              63,000
Cumulative dividends on
  convertible preferred
  stock....................      --         --         (1,196,800)      --              --          (1,196,800)
Accretion of convertible
  preferred stock to
  liquidation value........      --         --            (33,700)      --              --             (33,700)
Net loss for the year ended
  December 31, 1998........      --         --            --            --          (15,577,800)   (15,577,800)
                             ----------   -------    ------------   -----------    ------------   ------------
Balance as of December 31,
  1998.....................   2,202,558     2,200       3,231,000    (1,238,900)    (26,656,300)   (24,662,000)

                                ABOUT.COM, INC.

                                                                                                      TOTAL
                                 COMMON STOCK         ADDITIONAL                                  STOCKHOLDERS'
                             ---------------------     PAID-IN        DEFERRED     ACCUMULATED      (DEFICIT)
                               SHARES      AMOUNT      CAPITAL      COMPENSATION     DEFICIT         EQUITY
                             ----------   --------   ------------   ------------   ------------   -------------
Cumulative dividends on
  convertible preferred
  stock....................      --         --           (646,100)      --              --            (646,100)
Accretion of convertible
  preferred stock to
  liquidation value........      --         --            (13,500)      --              --             (13,500)
Issuance of common stock in
  connection with private
  placement................     107,527       100       2,499,900       --              --           2,500,000
Conversion of preferred
  stock in connection with
  About.com's IPO..........   6,139,640     6,100      32,725,200       --              --          32,731,300
Forgiveness and
  cancellation of interest
  on Series A Notes in
  connection with
  About.com's IPO..........      --         --            341,300       --              --             341,300
Issuance of common stock in
  connection with
  About.com's IPO, net of
  offering costs of
  $7,700,100...............   3,450,000     3,400      78,545,600       --              --          78,549,000
Compensation expense in
  connection with options
  granted to guides........      --         --          3,612,000       --              --           3,612,000
Issuance of common stock in
  connection with
  VantageNet acquisition...      65,550       100       1,899,200       --              --           1,899,300
Exercise of stock options
  and warrants.............     178,880       200         132,100       --              --             132,300
Deferred compensation......      --         --          2,775,400    (2,775,400)        --             --
Amortization of deferred
  compensation.............      --         --            --            625,000         --             625,000
Net loss for the six months
  ended June 30, 1999......      --         --            --            --          (32,614,600)   (32,614,600)
                             ----------   -------    ------------   -----------    ------------   ------------
Balance as of June 30, 1999
  (unaudited)..............  12,144,155   $12,100    $125,102,100   $(3,389,300)   $(59,270,900)  $ 62,454,000
                             ==========   =======    ============   ===========    ============   ============

          See accompanying notes to consolidated financial statements.

                                ABOUT.COM, INC.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                        PERIOD FROM
                                                          JUNE 27,
                                                            1996
                                                        (INCEPTION)            YEAR ENDED                SIX MONTHS ENDED
                                                             TO               DECEMBER 31,                   JUNE 30,
                                                        DECEMBER 31,   --------------------------   --------------------------
                                                            1996          1997           1998          1998           1999
                                                        ------------   -----------   ------------   -----------   ------------
                                                                                                           (UNAUDITED)
Cash flows from operating activities:
  Net loss............................................  $(2,438,100)   $(8,640,400)  $(15,577,800)  $(5,224,300)  $(32,614,600)
  Adjustments to reconcile net loss to net cash used
    in operating activities:
    Depreciation and amortization.....................       29,400        213,400        567,600       197,400      1,137,100
    Amortization of debt discount and issuance
      costs...........................................      --              89,800        236,400       236,400        --
    Non-cash compensation expense.....................      --             --             478,000       251,000      4,237,000
    Stock options and warrants issued in lieu of
      services rendered...............................      --               3,300         63,000            --             --
    Other.............................................       39,100         10,500         (1,900)        1,000        (13,200)
    Deferred interest on debt.........................       66,100        558,300        401,700       333,300        --
    Changes in operating assets and liabilities, net
      of effect of acquisition:
      Accounts receivable, net........................         (300)      (118,000)      (799,000)     (151,200)    (2,119,300)
      Other assets....................................      (62,900)       (26,500)      (136,000)      (11,800)      (216,100)
      Accounts payable and accrued expenses...........      301,600        955,700      5,155,900        80,400      2,935,700
      Accrued compensation............................      151,300        263,400         67,000        15,300        541,100
      Guide fees payable..............................      --             157,300        305,100        76,200        144,400
      Deferred revenue................................      --             529,600       (529,600)      (70,000)       160,200
      ESPP deductions withheld........................      --             --             --            --             322,700
                                                        -----------    -----------   ------------   -----------   ------------
        Net cash used in operating activities.........   (1,913,800)    (6,003,600)    (9,769,600)   (4,266,300)   (25,485,000)
                                                        -----------    -----------   ------------   -----------   ------------

Cash flows from investing activities:
  VantageNet acquisition, net.........................      --             --             --            --            (586,600)
  Purchase of intangible assets.......................      --             --             --            --            (487,600)
  Capital expenditures................................     (357,800)      (148,000)    (2,941,900)     (243,300)    (4,845,900)
                                                        -----------    -----------   ------------   -----------   ------------
        Net cash used in investing activities.........     (357,800)      (148,000)    (2,941,900)     (243,300)    (5,920,100)
                                                        -----------    -----------   ------------   -----------   ------------

Cash flows from financing activities:
  Proceeds from issuance of common stock..............       13,300        --             --            --             --
  Proceeds from issuance of common stock in connection
    with the exercise of warrants.....................      --             --           2,256,400       --              18,000
  Proceeds from issuance of common stock related to
    initial public offering and concurrent placement,
    net...............................................      --             --             --            --          81,049,000
  Proceeds from issuance of redeemable preferred
    stock.............................................      --             --             --          6,854,500        --
  Proceeds from secured credit facility, net..........      --             --             437,500       242,800        619,400
  Proceeds from issuance of convertible preferred
    stock, net of expenses of $184,900................      --             --          18,181,700       --             --
  Proceeds from issuance of loans payable.............    3,905,600      5,000,000      2,881,000     1,800,000        --
  Principal payments under capital lease
    obligations.......................................      --             (83,800)      (212,500)      (86,700)      (102,300)
  Proceeds from exercise of common stock options......      --              13,600         77,200         4,200        114,300
  Deferred financing/offering costs...................      --            (122,300)      (568,700)      (34,800)       568,700
                                                        -----------    -----------   ------------   -----------   ------------
        Net cash provided by financing activities.....    3,918,900      4,807,500     23,052,600     8,780,000     82,267,100
                                                        -----------    -----------   ------------   -----------   ------------
          Net increase (decrease) in cash and cash
            equivalents...............................    1,647,300     (1,344,100)    10,341,100     4,270,400     50,862,000
Cash and cash equivalents at beginning of period......      --           1,647,300        303,200       303,200     10,644,300
                                                        -----------    -----------   ------------   -----------   ------------
Cash and cash equivalents at end of period............  $ 1,647,300    $   303,200   $ 10,644,300   $ 4,573,600   $ 61,506,300
                                                        ===========    ===========   ============   ===========   ============

          See accompanying notes to consolidated financial statements.

                                ABOUT.COM, INC.

                                                 PERIOD FROM
                                                   JUNE 27,
                                                     1996
                                                 (INCEPTION)            YEAR ENDED                SIX MONTHS ENDED
                                                      TO               DECEMBER 31,                   JUNE 30,
                                                 DECEMBER 31,   --------------------------   --------------------------
                                                     1996          1997           1998          1998           1999
                                                 ------------   -----------   ------------   -----------   ------------
                                                                                                    (UNAUDITED)
Supplemental disclosures of cash flow
  information:
  Interest paid................................  $       600    $     8,100   $     94,165   $    31,800   $     80,100
                                                 ===========    ===========   ============   ===========   ============
  Noncash transactions:
  Equipment acquired under capital leases......  $   --         $   485,400   $    179,300   $   179,300   $    --
                                                 ===========    ===========   ============   ===========   ============
  Barter transactions..........................  $   --         $    72,500   $    365,700   $    49,200   $    452,100
                                                 ===========    ===========   ============   ===========   ============
  Conversion of $4,950,000 of the convertible
    notes payable-Series A notes together with
    $70,000 of interest thereon into 3,346,715
    shares of Series A preferred stock on
    April 23, 1998.............................  $   --         $   --        $  5,020,000   $ 5,020,000   $    --
                                                 ===========    ===========   ============   ===========   ============
  Conversion of $1,700,000 of the 8.25% notes
    payable together with $305,800 of interest
    thereon into 1,114,327 shares of Series B
    preferred stock on April 23, 1998..........  $   --         $   --        $  2,005,800   $ 2,005,800   $    --
                                                 ===========    ===========   ============   ===========   ============
  Conversion of $2,800,000 of the convertible
    notes payable-Series B together with
    $69,800 of interest thereon into 1,594,380
    shares of Series B preferred stock on
    April 23, 1998.............................  $   --         $   --        $  2,869,800   $ 2,869,200   $    --
                                                 ===========    ===========   ============   ===========   ============
  Conversion of $1,555,600 of the 8.25% notes
    payable together with $226,400 of interest
    thereon into 913,856 shares of Series C
    preferred stock on November 13, 1998.......  $   --         $   --        $  1,782,000   $ 1,782,000   $    --
                                                 ===========    ===========   ============   ===========   ============
  Conversion of $1,081,000 of the convertible
    notes payable-Series C together with $8,900
    of interest thereon into 558,917 shares of
    Series C preferred stock on November 13,
    1998.......................................  $   --         $   --        $  1,089,900   $   --        $    --
                                                 ===========    ===========   ============   ===========   ============
  Conversion of Series A, B and C preferred
    stock into 1,191,433, 2,348,752 and
    2,599,455 shares of common stock on
    March 24, 1999.............................  $   --         $   --        $    --        $   --        $ 32,731,300
                                                 ===========    ===========   ============   ===========   ============
  Forgiveness and cancellation of interests on
    March 24, 1999.............................  $   --         $   --        $    --        $   --        $    341,300
                                                 ===========    ===========   ============   ===========   ============
  Issuance of common stock in connection with
    the VantageNet acquisition.................  $   --         $   --        $    --        $   --        $  1,899,300
                                                 ===========    ===========   ============   ===========   ============

          See accompanying notes to consolidated financial statements.

                                ABOUT.COM, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                  DECEMBER 31, 1997 AND 1998 AND JUNE 30, 1999

         (ALL INFORMATION SUBSEQUENT TO DECEMBER 31, 1998 IS UNAUDITED)

(1)  ORGANIZATION AND BUSINESS

    About.com, Inc. ("About.com" or the "Company") was incorporated in New York on June 27, 1996 (inception) as General Internet Inc. and commenced operations on that date. In December 1998, General Internet Inc. changed its corporate name to MiningCo.com, Inc. and reincorporated in Delaware. In May 1999, MiningCo.com, Inc. changed its corporate name to About.com, Inc. About.com's Internet service, ABOUT.COM, is an Internet news, information and entertainment service. About.com's primary revenue source is the sale of advertising.

    About.com's business is characterized by rapid technological change, new product and service development and evolving industry standards. Inherent in the Company's business are various risks and uncertainties, including its limited operating history, uncertain profitability, history of losses, anticipated continuing losses, the dependence on the Internet and risks associated with Internet advertising.

(2)  SUMMARY OF OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES

    (A) INITIAL PUBLIC OFFERING AND CONCURRENT PLACEMENT

    On February 23, 1999, About.com and Comcast Interactive Investments, Inc. ("Comcast") entered into a common stock purchase agreement pursuant to which About.com agreed to sell $2,500,000 of common stock to Comcast. These common shares were purchased directly from About.com in a private placement transaction at a price of 93% of the initial public offering price per share (or $23.25 per share). The underwriters did not receive any discount or commission related to this transaction. The closing of the concurrent placement was contingent upon the closing of About.com's initial public offering. ("IPO").

    On March 24, 1999, About.com completed its IPO which resulted in the issuance of 3,450,000 shares of common stock at $25.00 per share (which included 450,000 shares in connection with the exercise of the underwriters' over-allotment option) and the concurrent placement of 107,527 shares to Comcast at $23.25 per share. In addition, upon the closing of the IPO, 3,346,715, 6,597,596 and 7,301,811 shares of Series A, B and C convertible preferred stock, respectively, automatically converted into 6,139,640 shares of common stock and $341,300 in unsecured promissory notes payable was forgiven. Net proceeds from the offering and concurrent placement, after underwriting fees of $6.0 million and offering costs of $1.7 million were approximately $81.0 million.

    (B) UNAUDITED INTERIM CONSOLIDATED FINANCIAL INFORMATION

    The interim consolidated financial statements of About.com as of June 30, 1999 and for the six months ended June 30, 1998 and 1999, included herein have been prepared by the Company, without audit, pursuant to the rules and regulations of the Securities and Exchange Commission ("SEC"). Certain information and note disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted pursuant to the SEC's rules and regulations relating to interim financial statements.

    In the opinion of management, the accompanying unaudited interim consolidated financial statements reflect all adjustments, consisting only of normal recurring adjustments, necessary to present fairly the financial position as of June 30, 1999, and the results of operations and cash flows for the six

                                ABOUT.COM, INC.

                  DECEMBER 31, 1997 AND 1998 AND JUNE 30, 1999

         (ALL INFORMATION SUBSEQUENT TO DECEMBER 31, 1998 IS UNAUDITED)

(2) SUMMARY OF OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES (CONTINUED) months ended June 30, 1998 and 1999. The results of operations for any interim period are not necessarily indicative of About.com's results of operations for any future interim period or for a full year.

    About.com's financial statements as of and for the six months ended June 30, 1999 include the consolidated accounts of About.com and its wholly-owned subsidiary, VantageNet, Inc. from June 14, 1999 (date of acquisition) (see note 7). All significant intercompany transactions and balances have been eliminated in consolidation.

    About.com has made certain reclassifications within its financial statements to more accurately present the financial results of the Company. Accordingly, certain prior period balances have been reclassified to conform to the current period presentation.

    (C) USE OF ESTIMATES

    The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

    (D) CASH AND CASH EQUIVALENTS

    About.com considers all highly liquid securities with original maturities of three months or less to be cash equivalents, which principally consist of money market accounts.

    (E) PROPERTY AND EQUIPMENT

    Property and equipment are stated at cost less accumulated depreciation and amortization. Depreciation is computed using the straight-line method over three years, which is the estimated useful life of the related assets. Leasehold improvements are amortized over their estimated useful lives, or the term of the related lease, whichever is shorter. Equipment under capital leases is stated at the present value of minimum lease payments and is amortized using the straight-line method over the shorter of the lease term or the estimated useful life of the assets.

    (F) GOODWILL

    Goodwill and other purchased intangible assets are stated net of accumulated amortization of $33,700 at June 30, 1999. Goodwill and other purchased intangible assets are being amortized on a straight-line basis over the expected period of benefit of three years.

    (G) OTHER ASSETS

    Other assets include security deposits and costs incurred in connection with the purchase of URL names. URL costs in the amount of $487,600 have been capitalized and are being amortized over a 5-year period. As of June 30, 1999, URL costs net of amortization amounted to $475,400.

                                ABOUT.COM, INC.

                  DECEMBER 31, 1997 AND 1998 AND JUNE 30, 1999

         (ALL INFORMATION SUBSEQUENT TO DECEMBER 31, 1998 IS UNAUDITED)

(2)  SUMMARY OF OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
    (H) DEBT ISSUANCE COSTS

    Amortization of debt issuance costs is calculated on the straight-line method over the life of the related debt instrument.

    (I) DEFERRED OFFERING COSTS

    Deferred offering costs at December 31, 1998 represented costs incurred in connection with About.com's initial public offering. These costs were charged against additional paid-in capital at the close of About.com's initial public offering on March 24, 1999.

    (J) IMPAIRMENT OF LONG-LIVED ASSETS

    About.com reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of the assets to future net cash flows expected to be generated by the assets. If the assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. To date, no impairment has occurred.

    (K) INCOME TAXES

    About.com accounts for income taxes using the asset and liability method. Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in results of operations in the period that includes the enactment date.

    (L) REVENUE AND EXPENSE RECOGNITION

    REVENUE RECOGNITION

    To date, substantially all of About.com's revenues have been derived from the sale of advertisements on ABOUT.COM. About.com offers numerous sizes and types of advertising placement, including banner advertisements, button advertisements, text links and sponsorship programs. Advertising revenues are derived principally from short-term advertising contracts in which About.com typically guarantees a minimum number of impressions to advertisers over a specified period of time for a fixed fee. Revenues from advertising sales are recognized ratably in the period in which the advertisement is displayed, provided that no significant About.com obligations remain, at the lesser of the ratio of impressions delivered over total guaranteed impressions or the straight-line basis over the term of the contract, and collection of the resulting receivable is probable. Payments received from advertisers prior to displaying their advertisements on ABOUT.COM are recorded as deferred revenue and

                                ABOUT.COM, INC.

                  DECEMBER 31, 1997 AND 1998 AND JUNE 30, 1999

         (ALL INFORMATION SUBSEQUENT TO DECEMBER 31, 1998 IS UNAUDITED)

(2) SUMMARY OF OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES (CONTINUED) are recognized as revenue ratably as the advertisements are displayed. Pursuant to its agreements with advertisers, About.com generally guarantees a minimum number of impressions (times that an advertisement appears in pages viewed by the users of ABOUT.COM) to be delivered over a specified period of time for a fixed fee. To the extent minimum guaranteed impression levels are not met ratably over the contract period, About.com defers recognition of the corresponding pro-rata portion of the revenues relating to such unfulfilled obligations until the guaranteed impression levels are achieved. When there is no guarantee of a minimum number of impressions over a specified period of time, About.com recognizes revenues in the period in which the advertisement is displayed. About.com's short-term advertising agreements are generally terminable by either party upon relatively short notice. In certain cases, these agreements are longer in duration and entitle About.com to a share of revenues generated by sales over a particular threshold resulting from direct links from ABOUT.COM. To date, About.com has not recognized any revenues from these revenue sharing agreements. About.com's revenue derived from these revenue sharing agreements will be recognized by About.com upon notification from its advertisers and electronic commerce partners of sales attributable to ABOUT.COM.

    A portion of About.com's revenues are from barter advertisements (agreements whereby About.com trades advertisements on ABOUT.COM in exchange for advertisements on third-party web sites). Barter advertising revenues and expenses are recorded at the fair market value of services provided or received, whichever is more determinable in the circumstances. Revenue from barter advertising transactions is recognized as income when advertisements are delivered on ABOUT.COM. Barter expense is recognized when About.com's advertisements are run on third-party web sites, which is typically in the same period when barter revenue is recognized. Barter expense is included as a component of cost of revenues. Barter advertising revenues and expenses were $0, $72,500 and $365,700 for the period from June 27, 1996 (inception) through December 31, 1996 and for the years ended December 31, 1997 and 1998, respectively. Barter advertising revenues and expenses for the six months ended June 30, 1998 and 1999 were $49,200 and $452,000, respectively.

    A portion of About.com's revenues are from production and development fees. Production and development fees represent HTML design services, graphic services, engineering and database development and related services. About.com charges clients for these services on either a fixed price or time and materials basis. Revenue is recognized as these services are performed. These revenues fluctuate based on the number of new programs initiated, types of services and scope and complexity of each program. These revenues accounted for 2% of revenues for the six months ended June 30, 1999.

    At December 31, 1998 and June 30, 1999, accounts receivable included approximately $417,300 and $1,420,900 of unbilled receivables of which $1,301,600 has been subsequently billed. Such unbilled receivables represent the recognized sales value of short-term advertising contracts that were earned but not billable to customers. The terms of the related advertising contracts typically require billing at the end of 30, 60 or 90 days from the signing of the contract.

    EXPENSE RECOGNITION--GUIDE COMPENSATION

    About.com's guides are compensated at an amount equal to the greater of a monthly minimum guarantee or a percentage of net advertising revenues generated by the entire network, which is

                                ABOUT.COM, INC.

                  DECEMBER 31, 1997 AND 1998 AND JUNE 30, 1999

         (ALL INFORMATION SUBSEQUENT TO DECEMBER 31, 1998 IS UNAUDITED)

(2) SUMMARY OF OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES (CONTINUED) distributed among the guides based on the user traffic on their respective sites. Net advertising revenues has been defined as total advertising revenues received less particular types of non-cash revenues, third-party advertising sales representative organization fees and marketing expenses. Guides are currently entitled to a percentage of net transaction revenues and net syndication revenues. In addition, management may distribute a semi-annual discretionary bonus to guides. Guide compensation is included as a component of cost of revenues, except for the non-cash compensation portion which was recorded in connection with the grant of stock options to the guides and presented as a separate line item above the gross profit (loss) line.

    EXPENSE RECOGNITION--DISTRIBUTION AND SYNDICATION PARTNERSHIPS

    About.com has entered into distribution and syndication partnership agreements that drive traffic to ABOUT.COM. Through these partnerships, About.com provides content to a partner's web site, and users can link to ABOUT.COM by clicking on the content. About.com has agreements to provide content to some of the leading Internet service providers, content web sites, search engines/Internet directories and broadband cable-related sites. These short-term agreements typically require About.com to make payments, which are expensed, that are either fixed or are based on the amount of user traffic directed from the partner's site to ABOUT.COM. About.com's fixed fees are paid on a monthly basis and contracts in which fees are paid in advance are deferred and amortized over the contract term.

    (M) PRODUCT DEVELOPMENT EXPENSES

    Product development expenses include personnel and consulting costs associated with the design, development and testing of ABOUT.COM and About.com's systems and editorial personnel costs. About.com generally expenses its product development expenses as incurred. Software development costs are required to be capitalized when a product's technological feasibility has been established by completion of a working model of the product. To date, completion of a working model of About.com's service and general release have substantially coincided. As a result, About.com has not capitalized any software development costs since those costs have not been significant.

    (N) ADVERTISING EXPENSES

    About.com expenses the costs of advertising its service as incurred. These costs amounted to $60,000, $510,900, $5,262,800, $950,000 and $18,958,000 for
the period from June 27, 1996 (inception) through December 31, 1996, the years ended December 31, 1997 and 1998 and the six months ended June 30, 1998 and 1999, respectively, and are included in sales and marketing in About.com's statements of operations.

    (O) STOCK-BASED COMPENSATION

    About.com accounts for its employee stock option plans in accordance with the provisions of Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations. Compensation expense related to employee stock options is recorded only if, on the date of grant, the fair value of the underlying stock exceeds the exercise price. About.com

                                ABOUT.COM, INC.

                  DECEMBER 31, 1997 AND 1998 AND JUNE 30, 1999

         (ALL INFORMATION SUBSEQUENT TO DECEMBER 31, 1998 IS UNAUDITED)

(2) SUMMARY OF OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES (CONTINUED) adopted the disclosure-only requirements of Statement of Financial Accounting Standards ("SFAS") No. 123, "Accounting for Stock-Based Compensation," which allows entities to continue to apply the provisions of APB Opinion No. 25 for transactions with employees and provide pro forma net income and pro forma earnings per share disclosures for employee stock as if the fair-value-based method of accounting in SFAS No. 123 had been applied to these transactions.

    About.com accounts for non-employee stock-based awards in which goods or services are the consideration received for the equity instruments issued based on the fair value of the consideration received or the fair value of the equity instrument issued, whichever is more reliably measured.

    (P) BASIC AND DILUTED NET LOSS PER COMMON SHARE

    About.com adopted SFAS No. 128, "Computation of Earnings Per Share," during the year ended December 31, 1997. In accordance with SFAS No. 128 and the SEC Staff Accounting Bulletin No. 98, basic earnings per share is computed using the weighted average number of common and dilutive common equivalent shares outstanding during the period. Common equivalent shares consist of the incremental common shares issuable upon the conversion of the convertible preferred stock (using the if-converted method) and shares issuable upon the exercise of stock options and warrants (using the treasury stock method); common equivalent shares are excluded from the calculation if their effect is anti-dilutive. Pursuant to SEC Staff Accounting Bulletin No. 98, all options, warrants or other potentially dilutive instruments issued for nominal consideration, prior to the anticipated effective date of an initial public offering (including the IPO), are required to be included in the calculation of basic and diluted net loss per share, as if they were outstanding for all periods presented. As a result, About.com has included 218,890 shares of common stock in the calculation of basic and diluted net loss per common share for the 1996, 1997 and 1998 periods presented which relate to certain investor warrants issued for nominal consideration, all of which were exercised in December 1998 when About.com exercised its right to call those warrants (see notes 9 and 11).

    Diluted net loss per common share for the period from June 27, 1996 (inception) through December 31, 1996 and the years ended December 31, 1997 and 1998 does not include the effects of options to purchase 0, 818,638, and 1,178,436 shares of common stock, respectively, 0, 427,003, and 68,708 common stock warrants, respectively, or 0, 0 and 6,139,640 shares of convertible preferred stock on an "as if" converted basis, respectively, as the effect of their inclusion is anti-dilutive during each period. Diluted net loss per share for the six months ended June 30, 1998 and 1999 does not include the effect of options to purchase 935,243 and 2,821,811 shares of common stock and 729,376 and 65,860 warrants to purchase common stock, respectively.

    (Q) STOCK SPLIT

    In August 1996, About.com authorized and implemented a 1-for-40,000 common stock split. Accordingly, all share and per share information in the accompanying financial statements has been retroactively restated to reflect the effect of the stock split.

                                ABOUT.COM, INC.

                  DECEMBER 31, 1997 AND 1998 AND JUNE 30, 1999

         (ALL INFORMATION SUBSEQUENT TO DECEMBER 31, 1998 IS UNAUDITED)

(2)  SUMMARY OF OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
    All common share and per share amounts in the accompanying financial statements have been adjusted retroactively for a 1.00-for-2.809 reverse stock split of About.com's common stock which was approved by the Board of Directors and stockholders and effected on March 19, 1999.

    (R) RECENT ACCOUNTING PRONOUNCEMENTS

    As of January 1, 1998, About.com adopted the provisions of SFAS No. 130, "Reporting Comprehensive Income", which establishes standards for reporting and displaying comprehensive income and its components in a full set of general purpose financial statements. The adoption of this standard has had no impact on About.com's financial statements. Accordingly, About.com's comprehensive net loss is equal to its net loss for all periods presented.

    In June 1997, the FASB issued SFAS No. 131, "Disclosures About Segments of an Enterprise and Related Information", which establishes standards for the way that a public enterprise reports information about operating segments in annual financial statements, and requires that those enterprises report selected information about operating segments in interim financial reports issued to shareholders. It also establishes standards for related disclosures about products and services, geographic areas and major customers. SFAS No. 131 is effective for fiscal years beginning after December 15, 1997. In the initial year of application, comparative information for earlier years must be restated. About.com has determined that it does not have any separately reportable business segments.

    In April 1998, the American Institute of Certified Public Accountants issued Statement of Position 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use" ("SOP 98-1"), which provides guidance for determining whether computer software is internal-use software and on accounting for the proceeds of computer software originally developed or obtained for internal use and then subsequently sold to the public. It also provides guidance on capitalization of the costs incurred for computer software developed or obtained for internal use. About.com adopted SOP 98-1 in 1999 and there has not been any material effect on the financial statements.

    In June 1998, the FASB issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities", which establishes accounting and reporting standards for derivative instruments, including derivative instruments embedded in other contracts, and for hedging activities. SFAS No. 133 is effective for all fiscal quarters of fiscal years beginning after June 15, 2000. This statement is not expected to affect About.com as About.com currently does not engage or plan to engage in derivative instruments or hedging activities.

(3)  BUSINESS AND CREDIT CONCENTRATIONS

    Financial instruments which subject About.com to concentrations of credit risk consist primarily of cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities. The carrying amounts of these instruments approximate fair value. The carrying amount of About.com's capital leases and other equipment financing obligations approximates the fair value of these instruments based upon management's best estimate of interest rates which are similar to the rates obtained in its January and February 1999 lease line of credit (see note 13).

                                ABOUT.COM, INC.

                  DECEMBER 31, 1997 AND 1998 AND JUNE 30, 1999

         (ALL INFORMATION SUBSEQUENT TO DECEMBER 31, 1998 IS UNAUDITED)

(3)  BUSINESS AND CREDIT CONCENTRATIONS (CONTINUED)
    About.com maintains cash and cash equivalents with a domestic financial institution. About.com performs periodic evaluations of the relative credit standing of this institution. From time to time, About.com's cash balances with this financial institution may exceed Federal Deposit Insurance Corporation insurance limits.

    About.com's customers are concentrated in the United States. About.com performs ongoing credit evaluations, generally does not require collateral and establishes an allowance for doubtful accounts based upon factors surrounding the credit risk of each customer, historical trends and other information; to date, such amounts have been within management's expectations.

    For the period from June 27, 1996 (inception) to December 31, 1996, there were no customers that accounted for over 10% of total revenues generated by About.com, or of gross accounts receivable at December 31, 1996.

    For the year ended December 31, 1997, one customer accounted for approximately 19% of total revenues generated by About.com. No customers accounted for over 10% of gross accounts receivable at December 31, 1997. As of December 31, 1997, About.com had receivables in excess of $10,000 from three separate customers totaling approximately $43,000.

    For the year ended December 31, 1998, one customer accounted for approximately 12% of total revenues generated by About.com. This advertising arrangement ended on December 31, 1998. For the year ended December 31, 1998, a third-party Internet advertising sales representative organization accounted for approximately 21% of About.com's total revenues and accounted for approximately 35% of gross accounts receivable at December 31, 1998, totaling approximately $376,000.

    For the six months ended June 30, 1998, there was one customer and a third-party Internet advertising sales representative organization accounted for approximately 14% and 15%, respectively, of revenue generated by About.com. For the six months ended June 30, 1999, no customer accounted for more than 10% of revenue or gross receivables for the period then ended.

    In June 1997, About.com entered into a consulting agreement with a major financial institution pursuant to which About.com agreed to provide consulting assistance in connection with the development of a customized web site for an aggregate amount of $450,000. Fees in connection with this agreement have been recognized as performance occurred under the terms of the agreement, net of any expenses, and have been recorded as other income for the year ended December 31, 1997. In connection with this agreement, About.com issued the financial institution a warrant to purchase 35,600 shares of common stock at $14.05 per share with an expiration date of December 31, 1999. The fair value of the warrants, using the Black-Scholes model based upon the following assumptions: risk-free interest rate of 6%; dividend yield of 0%; expected life of 2.5 years; and volatility of 0%, was deemed insignificant on the date of grant.

                                ABOUT.COM, INC.

                  DECEMBER 31, 1997 AND 1998 AND JUNE 30, 1999

         (ALL INFORMATION SUBSEQUENT TO DECEMBER 31, 1998 IS UNAUDITED)

(4)  PROPERTY AND EQUIPMENT

    Property and equipment consist of the following:

                                                DECEMBER 31,         JUNE 30,
                                           ----------------------   -----------
                                             1997         1998         1999
                                           ---------   ----------   -----------
                                                                    (UNAUDITED)
Equipment and computer hardware,
  including
  assets under capital leases of
  $485,400,
  $664,700 and $664,700, respectively....  $ 949,100   $4,062,200   $ 8,661,400
Leasehold improvements...................     32,400       32,400       200,300
Furniture and fixtures...................      9,700       17,800       106,600
                                           ---------   ----------   -----------
                                             991,200    4,112,400     8,968,300
Less accumulated depreciation and
  amortization, including assets under
  capital leases of $64,500, $239,900 and
  $329,100, respectively.................   (242,800)    (810,400)   (1,901,600)
                                           ---------   ----------   -----------
Total....................................  $ 748,400   $3,302,000   $ 7,066,700
                                           =========   ==========   ===========

(5)  INCOME TAXES

    No provision for US federal or state income taxes has been recorded for any period as About.com has incurred operating losses since inception.

    Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of About.com's deferred tax assets for federal and state income taxes are as follows:

                                                           DECEMBER 31,
                                                    --------------------------
                                                       1997           1998
                                                    -----------   ------------
Deferred tax assets:
  Net operating loss carryforwards................  $ 4,887,000   $ 12,100,000
  Allowance for doubtful accounts.................        1,000         67,000
  Deferred compensation...........................      191,000         84,000
  Depreciation....................................      (14,000)       (26,000)
  Deferred rent...................................       23,000         22,000
                                                    -----------   ------------
                                                      5,088,000     12,247,000
                                                    -----------   ------------
  Less valuation allowance........................   (5,088,000)   (12,247,000)
                                                    -----------   ------------
Deferred tax assets...............................  $   --        $    --
                                                    ===========   ============

    Realization of deferred tax assets is dependent upon future earnings, if any. About.com has recorded a full valuation allowance against its deferred tax assets since management believes that it is

                                ABOUT.COM, INC.

                  DECEMBER 31, 1997 AND 1998 AND JUNE 30, 1999

         (ALL INFORMATION SUBSEQUENT TO DECEMBER 31, 1998 IS UNAUDITED)

(5)  INCOME TAXES (CONTINUED)
not more likely than not that these assets will be realized. No income tax benefit has been recorded for all periods presented because of the valuation allowance.

    During the period from June 27, 1996 (inception) to December 31, 1996 and the years ended December 31, 1997 and 1998, the valuation allowance for the deferred tax assets increased by $1,121,000, $3,967,000, and $7,159,000, respectively.

    As of December 31, 1997 and 1998, About.com had net operating loss carryforwards for federal income tax purposes of approximately $10.6 million and $26.3 million, respectively. There can be no assurance that About.com will realize the benefit of the net operating loss carryforwards. The federal net operating loss carryforwards are available to offset future taxable income and expire at various dates beginning in fiscal year 2011 through 2013 if not utilized.

    Due to the "change in ownership" provisions of the Internal Revenue Code, the availability of About.com's net operating loss and credit carryforwards may be subject to an annual limitation against taxable income in future periods, which could substantially limit the eventual utilization of these carryforwards.

(6)  RELATED-PARTY TRANSACTIONS

    At December 31, 1997, Mr. Scott P. Kurnit, About.com's President and Chief Executive Officer and Chairman of the Board of Directors, elected to defer compensation in the amount of $414,700, for accrued but unpaid salary and bonuses. In January 1998, Mr. Kurnit converted $300,000 of that amount into a convertible note payable (see note 9). During 1998, Mr. Kurnit elected to defer an additional $67,000 of compensation, which at December 31, 1998 totaled $181,700.

    On April 20, 1998, About.com and a director of an investor in About.com executed an advisory agreement, pursuant to which the individual agreed to provide consulting and advisory services to About.com including, but not limited to, introducing About.com to members of the investment community and assisting About.com with respect to financial and strategic matters. In consideration for his services under the advisory agreement, the individual was issued a warrant to purchase up to an aggregate of 21,360 shares of About.com's common stock, at an exercise price of $5.06 per share. The warrant is exercisable at any time during the 10-year period commencing on the date of the closing of a qualified initial public offering (which would include the IPO). The fair value of the warrants, using the Black-Scholes model and the following assumptions: risk-free interest rate of 6%, dividend yield of 0%, expected life of ten years, and volatility of 0%, resulted in a compensation charge of $36,000 during 1998. These warrants had not been exercised as of June 30, 1999.

(7)  ACQUISITION

    On June 14, 1999, About.com formed About.com Acquisition Corp. ("AAC"), a Delaware corporation and a wholly-owned subsidiary of About.com. AAC was merged with and into VantageNet, Inc., a Minnesota corporation ("VantageNet"), with VantageNet as the surviving corporation. The merger was effected pursuant to the Agreement and Plan of Reorganization, dated June 14, 1999, by and among About.com, AAC, VantageNet and certain stockholders thereof. As a result of the merger, VantageNet

                                ABOUT.COM, INC.

                  DECEMBER 31, 1997 AND 1998 AND JUNE 30, 1999

         (ALL INFORMATION SUBSEQUENT TO DECEMBER 31, 1998 IS UNAUDITED)

(7)  ACQUISITION (CONTINUED)
became a wholly-owned subsidiary of About.com. VantageNet is an Internet marketing company which utilizes electronic surveys and/or polling tools.

    The consideration paid by About.com in connection with the merger consisted of $550,000 in cash and 65,550 newly issued shares of common stock, par value $0.001, of About.com. The total purchase price for this transaction was approximately $2.5 million. The difference between the fair market value of VantageNet's net tangible assets and the purchase price has been accounted for as goodwill and other purchased intangible assets and is being amortized over the expected period of benefit of three years.

                                                               ACQUISITION   NET TANGIBLE   INTANGIBLES/
ACQUIRED COMPANY                              EFFECTIVE DATE      COSTS         ASSETS        GOODWILL
----------------                              --------------   -----------   ------------   ------------
VantageNet..................................  June 14, 1999      $51,000       $24,000       $2,476,000

    The following unaudited pro forma consolidated amounts give effect to the acquisition as if it had occurred on January 1, 1998, by consolidating the results of operations of VantageNet with the results of About.com for the year ended December 31, 1998 and the six months ended June 30, 1998 and 1999.

                                                        YEAR ENDED         SIX MONTHS ENDED
                                                       DECEMBER 31,            JUNE 30,
                                                       ------------   --------------------------
                                                           1998          1998           1999
                                                       ------------   -----------   ------------
Total revenues.......................................  $  3,772,000   $   560,000   $  6,132,000
Net loss attributable to common stockholders.........  $(16,388,000)  $(5,625,000)  $(33,627,000)
Net loss per common share............................  $      (9.12)  $     (3.19)  $      (4.40)

Weighted average shares used in net loss per common
  share calculation (1)..............................     1,797,148     1,763,738      7,649,116

(1) The Company computes net loss per share in accordance with provisions of FAS No. 128, "Earnings Per Share". Basic net loss per share is computed by dividing the net loss for the period by the weighted average number of common shares outstanding during the period. The weighted average common shares used to compute pro forma basic net loss per share includes the actual weighted average common shares outstanding for the historical year ended Decemer 31, 1998 and the six month periods ended June 30, 1998 and 1999, respectively, plus the common shares issued in connection with the acquisition of VantageNet from January 1, 1998. The common stock issued in connection with the acquisition of VantageNet was 65,550 shares, which was adjusted for the weighted average period such shares were considered to be outstanding during 1999. In addition, diluted net loss per share is equal to basic net loss per share as common stock issuable upon exercise of the Company's employee stock options and upon exercise of outstanding warrants are not included because they are antidilutive. In future periods, the weighted average shares used to compute diluted earnings per share will include the incremental shares of common stock relating to outstanding options and warrants to the extent such incremental shares are dilutive.

                                ABOUT.COM, INC.

                  DECEMBER 31, 1997 AND 1998 AND JUNE 30, 1999

         (ALL INFORMATION SUBSEQUENT TO DECEMBER 31, 1998 IS UNAUDITED)

(7)  ACQUISITION (CONTINUED)
    The unaudited pro forma consolidated statements of operations are not necessarily indicative of the operating results that would have been achieved had the transactions been in effect as of the beginning of the periods presented and should not be construed as being representative of future operating results.

(8)  NOTES PAYABLE

    8.25% NOTES PAYABLE

    The following summarizes the 8.25% Notes Payable activity during 1997 and 1998:

                                            PRINCIPAL    INTEREST       TOTAL
                                           -----------   ---------   -----------
Balance at January 1, 1997...............  $ 3,905,600   $  66,100   $ 3,971,700
Conversion into convertible note
  payable--Series A on August 27, 1997...     (650,000)     --          (650,000)
Accrued interest during 1997.............      --          308,400       308,400
                                           -----------   ---------   -----------
Balance at December 31, 1997.............    3,255,600     374,500     3,630,100
                                           -----------   ---------   -----------
Conversion into Series B preferred stock
  on April 23, 1998......................   (1,700,000)   (305,800)   (2,005,800)
Accrued interest from January 1, 1998
  through November 13, 1998..............      --          157,700       157,700
Conversion into Series C preferred stock
  on November 13, 1998...................   (1,555,600)   (226,400)   (1,782,000)
                                           -----------   ---------   -----------
Balance at December 31, 1998.............  $   --        $  --       $   --
                                           ===========   =========   ===========

    On October 17, 1996, About.com executed a secured 8.25% Promissory Note ("8.25% Note") in the original principal amount of $3,905,600. On August 27, 1997, the 8.25% Note was amended to, among other things, reduce the principal amount outstanding thereunder to $3,255,600, reflecting a reduction of $650,000 which was converted into a convertible note payable. In connection with the execution of the convertible note payable (see note 9), About.com issued warrants to purchase 24,105 shares of About.com's common stock at an exercise price of $4.21 per share. The fair value of the warrants, using a Black-Scholes model and the following assumptions: risk-free interest rate of 5.7%, dividend yield of 0%, expected life of ten years and volatility of 0%, was deemed insignificant on the date of grant.

    On April 23, 1998, the 8.25% Note was amended again to, among other things,
(i) reduce the principal amount outstanding thereunder to $1,555,600, reflecting a reduction of $1,700,000 which was simultaneously converted into 944,444 shares of Series B convertible preferred stock ("Series B Preferred") (see notes 9 and
10), (ii) reduce the interest amount outstanding thereunder by $305,800, which was simultaneously converted into 169,883 shares of Series B Preferred, and
(iii) provide that the remaining principal and interest would automatically convert into shares of About.com's Series C convertible preferred stock
("Series C Preferred") upon the closing of the next financing conducted by About.com if the next sale of equity to new investors on or prior to March 31, 1999 was at a price per

                                ABOUT.COM, INC.

                  DECEMBER 31, 1997 AND 1998 AND JUNE 30, 1999

         (ALL INFORMATION SUBSEQUENT TO DECEMBER 31, 1998 IS UNAUDITED)

(8)  NOTES PAYABLE (CONTINUED)
share less than $3.00 per share (on a pre-split basis), otherwise the note was due and payable on March 31, 1999. On November 13, 1998, About.com issued 913,856 shares of About.com's Series C Preferred at $1.95 per preferred share in consideration for the cancellation of the remaining $1,555,600 of principal and $226,400 of interest outstanding under the 8.25% Note. Upon the closing of the IPO, these 913,856 shares of About.com's Series C Preferred converted into 325,333 shares of common stock.

    In January, June and July 1998, About.com issued to the holder of the 8.25% Note warrants to purchase an additional 2,670, 2,111 and 4,119 shares of About.com's common stock at an exercise price of $4.21 per share in consideration for entering into a subordination agreement with another creditor of About.com. The value attributed to the warrants, using a Black-Scholes pricing model and the following assumptions: risk-free interest rate of 6.0%, dividend yield of 0%, expected life of ten years and volatility of 0%, was $18,000 in the aggregate, based upon the respective grant dates, which was recorded as additional interest expense in 1998.

    NOTES PAYABLE--CREDIT FACILITY

    During January 1998, About.com entered into an asset backed credit facility with Phoenix Leasing Incorporated ("Phoenix") which was funded as About.com pledged fixed assets as security to Phoenix. During the year ended December 31, 1998, About.com received a total loan of $507,700 and pledged $507,700 of fixed assets as security. The effective interest rate of the credit facility is 18%. As of December 31, 1998, the balance outstanding was $437,500 of which $154,000 is due in 1999, $157,000 in 2000 and $126,500 in 2001. As of June 30, 1999, the
balance outstanding was $365,600 of which $143,600 is due within the next twelve months.

                                ABOUT.COM, INC.

                  DECEMBER 31, 1997 AND 1998 AND JUNE 30, 1999

         (ALL INFORMATION SUBSEQUENT TO DECEMBER 31, 1998 IS UNAUDITED)

(9)  CONVERTIBLE NOTES PAYABLE--SERIES A NOTES

    The following summarizes the Convertible Notes Payable--Series A Notes activity during 1997 and 1998:

                                            PRINCIPAL    INTEREST       TOTAL
                                           -----------   ---------   -----------
Balance at January 1, 1997...............  $   --        $  --       $   --
Issuance of notes between March 27, 1997
  and December 31, 1997..................    4,000,000      --         4,000,000
Conversion of $650,000 of the 8.25% notes
  payable into a Series A convertible
  note on August 27, 1998................      650,000      --           650,000
Accrued interest during 1997.............      --          239,700       239,700
                                           -----------   ---------   -----------
Balance at December 31, 1997.............    4,650,000     239,700     4,889,700
                                           -----------   ---------   -----------
Conversion of $300,000 of Mr. Kurnit's
  deferred compensation into Series A
  convertible note.......................      300,000      --           300,000
Interest accrued through April 23,
  1998...................................      --          154,800       154,800
Conversion into Series A preferred stock
  on April 23, 1998......................   (4,950,000)    (70,000)   (5,020,000)
Conversion of remaining accrued interest
  into a newly issued unsecured
  promissory note on April 23, 1998......      --         (324,500)     (324,500)
                                           -----------   ---------   -----------
Balance at December 31, 1998.............  $   --        $  --       $   --
                                           ===========   =========   ===========

    Between March 27, 1997 and January 15, 1998, About.com issued several secured subordinated notes, which converted into Series A Notes ("Series A Notes"), for an aggregate principal amount of $4,950,000, which amount included
(i) the conversion of $650,000 from the 8.25% Notes and (ii) the conversion of $300,000 of deferred compensation owed to Mr. Kurnit. These notes bore interest at a variable rate equal to the prime rate plus two percent per annum. At December 31, 1997, prime rate plus 2% was 10.5%. Pursuant to their terms, the principal due on the Series A Notes were automatically convertible into shares of About.com's common stock or convertible preferred stock upon the closing of the next equity financing conducted by About.com. The conversion price for these notes, as provided for in the original note agreement, was $1.50 per preferred share.

    In connection with the issuance of this debt, About.com issued warrants to purchase 218,890 shares of About.com's common stock at an exercise price of $0.03 per share and 90,858 shares of About.com's common shares at an exercise price of $4.21 per share (which includes warrants to purchase 24,105 shares relating to the conversion of $650,000 from the 8.25% Notes), all of which expire ten years from their date of issuance; provided that, under certain circumstances, About.com could cancel the warrants after providing the holders thereof a reasonable period of time to exercise the warrants prior to their cancellation. The value attributed to the warrants was $106,000 for warrants issued with an exercise price of $0.03 and $31,000 for warrants issued with an exercise price of $4.21 per share. These values were estimated, using a Black-Scholes pricing model, based on the following assumptions: risk-free

                                ABOUT.COM, INC.

                  DECEMBER 31, 1997 AND 1998 AND JUNE 30, 1999

         (ALL INFORMATION SUBSEQUENT TO DECEMBER 31, 1998 IS UNAUDITED)

(9) CONVERTIBLE NOTES PAYABLE--SERIES A NOTES (CONTINUED) interest rate of 6.0%, dividend yield of 0%, expected life of 10 years and volatility of 0%. These amounts were recorded as an original issue debt discount and amortized to interest expense over the life of the loans. In December 1998, About.com exercised its right to call certain investor warrants which resulted in the issuance of 218,890 shares of common stock at $0.03 per share and 66,753 shares of common stock at $4.21 per share for net cash proceeds of approximately $287,600. The remaining 24,105 warrants with an exercise price of $4.21 per share were cancelled.

    On April 23, 1998, About.com issued an aggregate of 3,346,715 shares of Series A Preferred, at a purchase price of $1.50 per preferred share, to holders of the Series A Notes, in consideration for the cancellation of all principal owed under the Series A Notes and $70,000 of interest accrued under the Series A Notes prior to August 12, 1997. All remaining interest under the
Series A Notes up through April 23, 1998 was evidenced by newly issued unsecured promissory notes of About.com which amounted to $337,100 as of December 31, 1998. The notes bore interest at 6% and had no due date. In accordance with the terms of the note upon the closing of a qualified initial public offering (including the IPO), all amounts due under these unsecured promissory notes were automatically, by its original terms, forgiven and canceled. Accordingly, such amount has been recorded as a contribution to additional paid-in capital upon the closing of the IPO.

    The following summarizes the unsecured promissory notes activity during 1998:

                                                 PRINCIPAL   INTEREST    TOTAL
                                                 ---------   --------   --------
Balance at January 1, 1998.....................  $  --       $ --       $  --
Conversion of remaining accrued interest on
  Series A notes into a newly issued unsecured
  promissory note on April 23, 1998............   324,500      --        324,500
Accrued interest during 1998...................     --        12,600      12,600
                                                 --------    -------    --------
Balance at December 31, 1998...................   324,500     12,600     337,100
                                                 --------    -------    --------
Accrued interest from January 1, 1999 through
  March 24, 1999...............................     --         4,200       4,200
Contribution to additional paid-in capital in
  connection with the forgiveness and
  cancellation of interest on March 24, 1999...  (324,500)   (16,800)   (341,300)
                                                 --------    -------    --------
Balance at June 30, 1999.......................  $  --       $ --       $  --
                                                 ========    =======    ========

                                ABOUT.COM, INC.

                  DECEMBER 31, 1997 AND 1998 AND JUNE 30, 1999

         (ALL INFORMATION SUBSEQUENT TO DECEMBER 31, 1998 IS UNAUDITED)

(10)  CONVERTIBLE LOAN PAYABLE--SERIES B NOTES

    The following summarizes the Convertible Loans Payable--Series B Notes activity during 1997 and 1998:

                                             PRINCIPAL    INTEREST      TOTAL
                                            -----------   --------   -----------
Balance at January 1, 1997................  $   --        $  --      $   --
Issuance of Series B notes on
  November 26, 1997.......................    1,000,000      --        1,000,000
Accrued interest during 1997..............      --          10,200        10,200
                                            -----------   --------   -----------
Balance at December 31, 1997..............    1,000,000     10,200     1,010,200
                                            -----------   --------   -----------
Issuance of Series B notes in February
  1998....................................    1,800,000      --        1,800,000
Accrued interest through April 23, 1998...      --          59,600        59,600
Conversion of the Series B notes and
  accrued interest thereon into Series B
  preferred stock on April 23, 1998.......   (2,800,000)   (69,800)   (2,869,800)
                                            -----------   --------   -----------
Balance at December 31, 1998..............  $   --        $  --      $   --
                                            ===========   ========   ===========

    Between November 1997 and February 1998, About.com issued several secured subordinated notes ("Series B Notes") for an aggregate principal amount of $2,800,000, of which $1,000,000 bore interest at a variable rate equal to the prime rate plus two percent per annum and $1,800,000 bore interest at 10% percent per annum and were due on demand. At December 31, 1997, prime rate plus 2% was 10.5%. Pursuant to their terms, the Series B Notes were automatically convertible into shares of About.com's Series B Preferred upon the closing of the next equity financing conducted by About.com. The conversion price for these notes, as provided for in the original note agreement, was $1.80 per preferred share.

    In connection with the issuance of this debt, About.com issued warrants to purchase 250,192 shares of About.com's common stock at an exercise price of $5.06 per share, all of which expire ten years from their date of issuance; provided that, under certain circumstances, About.com may cancel the warrants after providing the holders thereof a reasonable period of time to exercise the warrants prior to their cancellation. The fair value of the warrants, using the Black-Scholes model and the following assumptions: risk-free interest rate of 6.0%, dividend yield of 0%, expected life of 10 years and volatility of 0%, was $150,000 and recorded as additional interest expense. In December 1998, About.com exercised its right to call certain investor warrants which resulted in the issuance of 250,192 shares of common stock at $5.06 per share for net cash proceeds of approximately $1,266,000.

    On April 23, 1998, About.com issued 1,594,380 shares of Series B Preferred, at a purchase price of $1.80 per share, to holders of the Series B Notes, in consideration for the cancellation of all indebtedness of About.com under the Series B Notes. Upon the closing of the IPO, these 1,594,380 shares of Series B preferred converted into 567,601 shares of common stock.

                                ABOUT.COM, INC.

                  DECEMBER 31, 1997 AND 1998 AND JUNE 30, 1999

         (ALL INFORMATION SUBSEQUENT TO DECEMBER 31, 1998 IS UNAUDITED)

(11)  CAPITALIZATION

    AUTHORIZED SHARES

    During 1996 and 1997, About.com amended and restated its certificate of incorporation. As a result, at December 31, 1997, the total number of shares which About.com was authorized to issue was 30,000,000; 26,500,000 of these shares were common stock, each having a par value of $0.001; and 3,500,000 shares were preferred stock, each having a par value of $0.001. During each of April 1998 and November 1998, About.com amended and restated its certificate of incorporation. As a result, at December 31, 1998, the total number of shares which About.com was authorized to issue was 53,662,260; 35,000,000 of these shares were common stock, each having a par value of $0.001; and 18,662,260 shares were preferred stock, each having a par value of $0.001, of which 3,346,715, 6,597,596, and 8,717,949 have been designated as Series A Preferred, Series B Preferred and Series C Preferred, respectively. Upon the closing of the initial public offering, 3,346,715, 6,597,596 and 7,301,811 shares of Series A, B and C convertible preferred stock, respectively, converted into 6,139,640 shares of common stock and About.com issued 3,557,527 shares of common stock in connection with its initial public offering and concurrent placement. Upon the closing of the initial public offering, About.com also amended and restated its certificate of incorporation so that the Company is authorized to issue 50,000,000 shares of common stock and 5,000,000 shares of undesignated preferred stock.

    REDEEMABLE CONVERTIBLE PREFERRED STOCK

    On April 23, 1998, About.com issued an aggregate of 3,346,715 shares of Series A Preferred, at a purchase price of $1.50 per share, to holders of the Series A Notes, in consideration for the cancellation of all principal owed under the Series A Notes, amounting to $4,950,000, and $70,000 of interest accrued under the Series A Notes prior to August 12, 1997. All remaining interest under the Series A Notes up through April 23, 1998 was evidenced by newly unsecured promissory notes of About.com which amounted to $337,100 as of December 31, 1998. In March 1999, upon the closing of the initial public offering, this amount together with interest accrued from January 1, 1999 through March 24, 1999 was forgiven and canceled and recorded as a contribution to additional paid-in capital for an aggregate amount of $341,300.

    On April 23, 1998 and in June 1998, About.com issued an aggregate of 6,597,596 shares of Series B Preferred, at a purchase price of $1.80 per share, to (i) holders of the Series B Notes in consideration for the cancellation of all indebtedness of About.com under the Series B Notes, amounting to $2,869,900,
(ii) the 8.25% Note holder, in consideration for the cancellation of $1,700,000 in principal and $305,800 in accrued interest, and (iii) $7,000,000 from other investors. In March 1999, upon the closing of the initial public offering, the 6,597,596 shares of Series A Preferred were converted into 2,348,752 shares of common stock.

    In connection with the issuance of the Series B Preferred, About.com issued warrants to purchase 107,695 shares of About.com's common stock at an exercise price of $7.02 per share, all of which expire ten years from their date of issuance; provided that, under certain circumstances, About.com may cancel the warrants after providing the holders with a reasonable period of time to exercise the warrants prior to their cancellation. In December 1998, About.com exercised its right to call certain investor warrants which resulted in the issuance of 103,801 shares of common stock at $7.02 per share for net cash proceeds of approximately $702,800. The warrant for the remaining 3,894 shares was cancelled.

                                ABOUT.COM, INC.

                  DECEMBER 31, 1997 AND 1998 AND JUNE 30, 1999

         (ALL INFORMATION SUBSEQUENT TO DECEMBER 31, 1998 IS UNAUDITED)

(11)  CAPITALIZATION (CONTINUED)
    On October 5, 1998, About.com delivered a number of convertible promissory notes ("Series C Notes") in the aggregate principal amount of $1,081,000. Pursuant to their terms, the Series C Notes were automatically convertible into shares of About.com's Series C Convertible Preferred Stock ("Series C Preferred"), at a conversion price equal to the lesser of $3.60 per share of Series C Preferred or the purchase price per share of the Series C Preferred, upon the closing of the next equity financing conducted by About.com. The conversion price for the notes was $1.95 per preferred share which was the highest price paid for the Company's preferred stock during such time period.

    On November 13, 1998 and December 4, 1998, About.com issued an aggregate of 7,301,811 shares of Series C Preferred, at a purchase price of $1.95 per share, to (i) holders of the Series C Notes in consideration for the cancellation of all indebtedness of About.com under the Series C Notes, amounting to $1,089,900
(ii) the holders of the Series C Notes in consideration for the payment of $2,322,000, (iii) the 8.25% Note holder, in consideration for the cancellation of $1,782,000 in principal and accrued interest, and (iv) other investors in consideration for the payment of $9,044,600, including $762,600 from existing stockholders pursuant to participation rights granted to those stockholders. In March 1999, upon the closing of the initial public offering, the 7,301,811 shares of Series C Preferred were converted into 2,599,455 shares of common stock.

    The following summarizes the Convertible Notes Payable--Series C Notes activity during 1998:

                                              PRINCIPAL    INTEREST      TOTAL
                                             -----------   --------   -----------
Balance at January 1, 1997.................  $   --        $ --       $   --
Issuance of notes on October 5, 1998.......    1,081,000     --         1,081,000
Accrued interest through November 13,
  1998.....................................      --          8,900          8,900
Conversion into Series C preferred stock on
  November 13, 1998........................   (1,081,000)   (8,900)    (1,089,900)
                                             -----------   -------    -----------
Balance at December 31, 1998...............  $   --        $ --       $   --
                                             ===========   =======    ===========

    Each share of Series A Preferred, Series B Preferred and Series C Preferred was entitled to a cumulative dividend at the rate of $0.135, $0.162, and $0.176 per share per annum, respectively, payable in preference and priority to any payment of any cash dividend on common stock, when and as declared by the Board of Directors of About.com. Cumulative dividends on convertible preferred stock amounted to $1,196,800 and $1,842,900 as of December 31, 1998 and March 24, 1999, respectively. Upon the closing of a qualified initial public offering (including the IPO), all cumulative dividends were canceled. Each holder of Series A Preferred, Series B Preferred and Series C Preferred shares were entitled to the number of votes equal to the number of whole shares of common stock into which the shares of preferred stock were convertible into on the date of the vote.

    Each share of Series A Preferred, Series B Preferred and Series C Preferred was convertible into 0.356 shares of common stock, as adjusted for dilutive issuances of stock and other securities. In March 1999, upon the closing of the IPO, 3,346,715, 6,597,596 and 7,301,811 shares of Series A, B and C

                                ABOUT.COM, INC.

                  DECEMBER 31, 1997 AND 1998 AND JUNE 30, 1999

         (ALL INFORMATION SUBSEQUENT TO DECEMBER 31, 1998 IS UNAUDITED)

(11)  CAPITALIZATION (CONTINUED)
convertible preferred stock, respectively, representing all of the outstanding shares of convertible preferred stock, automatically converted into 6,139,640 shares of common stock.

                                                         SERIES A                   SERIES B                    SERIES C
                                                 ------------------------   -------------------------   -------------------------
                                                   SHARES       AMOUNT        SHARES        AMOUNT        SHARES        AMOUNT
                                                 ----------   -----------   ----------   ------------   ----------   ------------
Balance at January 1, 1998.....................      --           --            --            --            --            --
Conversion of the $4,950,000 of the convertible
 notes payable Series A together with $70,000
 of interest thereon into Series A preferred
 stock on April 23, 1998.......................   3,346,715   $ 5,020,000       --            --            --            --
Conversion of $1,700,000 of the 8.25% notes
 payable together with $305,800 of interest
 thereon into Series B preferred stock on
 April 23, 1998................................      --           --         1,114,327   $  2,005,800       --            --
Conversion of $2,800,000 of the convertible
 notes payable--Series B together with $69,800
 of interest thereon into Series B preferred
 stock on April 23, 1998.......................      --           --         1,594,380   $  2,869,800       --            --
Issuance of Series B preferred stock on
 April 23, 1998 in consideration of cash
 proceeds of $7 million........................      --           --         3,888,889   $  7,000,000       --            --
Conversion of the remaining $1,555,600 of 8.25%
 notes payable together with $226,400 of
 interest thereon into Series C preferred stock
 on November 13, 1998..........................      --           --            --            --           913,856   $  1,782,000
Conversion of $1,081,000 of the convertible
 notes payable--Series C together with $8,900
 of interest thereon into Series C preferred
 stock on November 13, 1998....................      --           --            --            --           558,917   $  1,089,900
Issuance of Series C preferred on November 13,
 and December 4, 1998 in consideration of cash
 proceeds of $11.4 million.....................      --           --            --            --         5,829,038   $ 11,366,600
                                                 ----------   -----------   ----------   ------------   ----------   ------------
Balance at December 31, 1998...................   3,346,715   $ 5,020,000    6,597,596   $ 11,875,600    7,301,811   $ 14,238,500
                                                 ----------   -----------   ----------   ------------   ----------   ------------
Conversion of Series A, B, and C preferred
 stock into 1,191,433, 2,348,752, and 2,599,455
 shares of common stock, respectively, upon the
 closing of the IPO............................  (3,346,715)  $(5,020,000)  (6,597,596)  $(11,875,600)  (7,301,811)  $(14,238,500)
                                                 ----------   -----------   ----------   ------------   ----------   ------------
Balance at June 30, 1999 (unaudited)...........          --   $        --           --   $         --           --   $         --
                                                 ==========   ===========   ==========   ============   ==========   ============

                                ABOUT.COM, INC.

                  DECEMBER 31, 1997 AND 1998 AND JUNE 30, 1999

         (ALL INFORMATION SUBSEQUENT TO DECEMBER 31, 1998 IS UNAUDITED)

(11)  CAPITALIZATION (CONTINUED)

                                                                                             CARRYING              1998
                                           # OF      PRICE PER   DIVIDEND       TOTAL        VALUE AT     -----------------------
                                          SHARES       SHARE       RATE     CONSIDERATION   ISSUANCE(1)   ACCRETION    DIVIDENDS
                                         ---------   ---------   --------   -------------   -----------   ----------   ----------
Series A...............................  3,346,715     $1.50      $0.135     $ 5,020,000    $ 4,943,900   $   10,100   $  305,700
Series B...............................  6,597,596     $1.80      $0.162     $11,875,600    $11,698,200   $   23,600   $  726,500
Series C...............................  7,301,811     $1.95      $0.176     $14,238,500    $14,199,100       --       $  164,600
                                                                                                          ----------   ----------
                                                                                                          $   33,700   $1,196,800
                                                                                                          ==========   ==========

                                                                                      LIQUIDATION     LIQUIDATION
                              BALANCE AT            1999                                 VALUE           VALUE        EQUIVALENT
                             DECEMBER 31,   ---------------------     BALANCE AT       AT DECEM-     AT MARCH 24,     SHARES OF
                                 1998       ACCRETION   DIVIDENDS   MARCH 24, 1999   BER 31, 1998        1998        COMMON STOCK
                             ------------   ---------   ---------   --------------   -------------   -------------   ------------
Series A...................  $ 5,259,700       3,500     104,200     $ 5,367,400      $ 5,325,700     $ 5,429,900      1,191,433
Series B...................  $12,448,300       8,200     246,500     $12,703,000      $12,602,100     $12,848,600      2,348,752
Series C...................  $14,363,700       1,800     295,400     $14,660,900      $14,403,100     $14,698,500      2,599,455
                                             -------    --------     -----------                                      ----------
                                             $13,500    $646,100     $32,731,300                                       6,139,640
                                             =======    ========     ===========                                      ==========

------------------------------

(1) Includes offering related costs of $76,100, $177,460 and $39,400 for Series A, B and C, respectively

    COMMON STOCK

    During 1996, About.com issued shares of common stock to its founders and original employees at approximately $0.03 per share. About.com's right to repurchase these shares in certain circumstances was to lapse over a period of three years. During 1997, About.com's Board of Directors approved a resolution to cancel these shares in exchange for incentive stock options. Accordingly, on March 20, 1997, About.com canceled 367,802 common shares and exchanged these shares on a one-for-one basis for participation in the 1997 Employee Stock Incentive Plan. These incentive stock options were granted with an exercise price equal to their fair market value, or $0.51 per share, at the date of grant as determined by an independent valuation.

                                ABOUT.COM, INC.

                  DECEMBER 31, 1997 AND 1998 AND JUNE 30, 1999

         (ALL INFORMATION SUBSEQUENT TO DECEMBER 31, 1998 IS UNAUDITED)

(11)  CAPITALIZATION (CONTINUED)
    WARRANTS

    Warrant activity during the periods indicated is as follows:

                                                                      WEIGHTED
                                                                      AVERAGE
                                                           WARRANTS   EXERCISE
                                                           GRANTED     PRICE
                                                           --------   --------
Outstanding at December 31, 1996.........................     --       $--
Granted..................................................   427,003     3.14
Exercised................................................     --        --
Canceled.................................................     --        --
                                                           --------    -----
Outstanding at December 31, 1997.........................   427,003     3.14
Granted..................................................   309,340     5.60
Exercised................................................  (639,636)    3.53
Canceled.................................................   (27,999)    4.60
                                                           --------    -----
Outstanding at December 31, 1998.........................    68,708     9.66
                                                           --------    -----
Granted..................................................     --        --
Exercised................................................    (2,848)    6.32
Cancelled................................................     --        --
                                                           --------    -----
Outstanding at June 30, 1999 (unaudited).................    65,860    $9.80
                                                           ========    =====

    All warrants are exercisable and have expiration dates generally ten years from the date of grant.

    The weighted-average fair value of warrants granted during 1997 and 1998 was $0.25 and $1.03, respectively, on the date of grant using a Black Scholes pricing model with the following weighted-average assumptions for 1997 and 1998:
(i) risk-free interest rate-6.0% for both years; (ii) dividend yield-0.0% for both years; and (iii) expected life-10 years for both years.

    As of December 31, 1998, the following number of warrants to purchase common stock remain outstanding: 8,900 shares at $4.21 per share; 21,360 shares at $5.06 per share; 2,848 shares at $6.32 per share; and 35,600 shares at $14.05 per share.

    As of June 30, 1999, the following number of warrants to purchase common stock remain outstanding: 8,900 shares at $4.21; 21,300 shares at $5.06 per share; and 35,600 at $14.05.

(12)  STOCK OPTION PLAN

    About.com's Board of Directors has authorized 996,800 shares at December 31, 1997 and 1,886,800 shares at December 31, 1998 of its common stock for issuance pursuant to its 1998 Stock Option/Stock Issuance Plan (successor plan to About.com's 1997 Employee Incentive Stock Option Plan). On February 5, 1999, the Board of Directors and shareholders increased the authorized number of shares authorized under the plan by 1,338,085 shares, effectively authorizing 3,224,885 in the aggregate. These options have ten year terms and have been issued at the fair market value of About.com's common stock on the date of the applicable grant (except for certain 1998 options issued with exercise prices less than the deemed fair value at the date of grant). Incentive options granted to stockholders who

                                ABOUT.COM, INC.

                  DECEMBER 31, 1997 AND 1998 AND JUNE 30, 1999

         (ALL INFORMATION SUBSEQUENT TO DECEMBER 31, 1998 IS UNAUDITED)

(12)  STOCK OPTION PLAN (CONTINUED)
own more than 10% of the outstanding stock of About.com must be issued at 110% of the fair market value of the stock on the date that the options are granted.

    Stock option activity under the Plan during the periods indicated is as follows:

                                                                        WEIGHTED AVERAGE
                                                     OPTIONS GRANTED     EXERCISE PRICE
                                                    -----------------   ----------------
Options outstanding at December 31, 1996..........        --
Granted at $0.51..................................          871,343          $ 0.51
Granted at $0.56(1)...............................           21,475            0.56
Exercised.........................................          (26,886)           0.51
Canceled..........................................          (97,081)           0.51
                                                    -----------------        ------
Outstanding as of December 31, 1997...............          768,851            0.51
                                                    -----------------        ------
Granted at $0.51..................................          146,759            0.51
Granted at $0.56(1)...............................            9,204            0.56
Granted at $1.01..................................          237,879            1.01
Granted at $2.81..................................           10,110            2.81
Granted at $4.21..................................           81,969            4.21
Exercised.........................................          (87,583)           0.90
Canceled..........................................          (38,540)           0.64
                                                    -----------------        ------
Outstanding as of December 31, 1998...............        1,128,649            0.87
                                                    -----------------        ------
Granted at $4.21..................................          133,500            4.21
Granted at $23.00.................................          467,075           23.00
Granted at $25.00.................................        1,104,834           25.00
Granted at $47.50.................................           75,800           47.50
Granted at $51.50.................................           79,150           51.50
Exercised.........................................         (176,032)           0.65
Canceled..........................................          (58,338)          16.98
                                                    -----------------        ------
Outstanding as of June 30, 1999 (unaudited).......        2,754,638          $16.87
                                                    =================        ======
Exercisable at December 31, 1997..................          244,123          $ 0.51
                                                    =================
Exercisable at December 31, 1998..................          477,721          $ 0.55
                                                    =================
Exercisable at June 30, 1999 (unaudited)..........          686,300          $ 0.63
                                                    =================
Total options available as of December 31, 1997...          201,063
                                                    =================
Total options available as of December 31, 1998...          643,682
                                                    =================
Total options available as of June 30, 1999
  (unaudited).....................................          162,358
                                                    =================

------------------------------

(1) Represents options granted to stockholder owning more than 10% of the outstanding stock of About.com.

    On August 20, 1999, the Board of Directors authorized 400,000 shares under About.com's 1999 Non-Officer Stock Option/Stock Issuance Plan, effectively authorizing 3,624,885 shares in the aggregate.

                                ABOUT.COM, INC.

                  DECEMBER 31, 1997 AND 1998 AND JUNE 30, 1999

         (ALL INFORMATION SUBSEQUENT TO DECEMBER 31, 1998 IS UNAUDITED)

(12)  STOCK OPTION PLAN (CONTINUED)
    The weighted-average remaining life of the 1,128,649 options outstanding at December 31, 1998 is 8.75 years.

    For the twelve months ended December 31, 1998, About.com recorded deferred compensation expense of approximately $1,716,900, in connection with the grant of certain options to employees and directors, representing the difference between the deemed fair value of About.com's common stock at the date of grant for accounting purposes and the exercise price of the related options. This amount is presented as a reduction of stockholders equity (deficit) and amortized over the vesting period, typically four years, of the applicable options. About.com granted approximately 485,921 options at a weighted average exercise price of $1.43 per share; all of which were granted at less than the deemed fair value at the date of grant. About.com has amortized $478,000 of deferred compensation for the year ended December 31, 1998 of which $27,000 has been included in cost of revenues. About.com has amortized $278,100 of deferred compensation for the six months ended June 30, 1999, which $9,400 has been included in cost of revenue. About.com expects to amortize the following amounts of deferred compensation annually: 1999--$423,900; 2000--$291,400;
2001--$291,400; and 2002--$232,200.

    In September 1997, About.com recorded compensation expense of approximately $3,300 in connection with options granted outside of the Plan to consultants to purchase 49,787 shares of common stock at an exercise price of $0.51 per share. The fair value of the options was determined using the Black-Scholes model and the following assumptions: risk-free interest rate of 5.7%, dividend yield of 0%, expected life of 10 years and volatility of 0%. None of these options had been exercised as of June 30, 1999.

    About.com also recorded compensation expense of approximately $23,000 in connection with options granted to consultants under the Plan in December 1998 to purchase 5,340 shares of common stock at an exercise price of $4.21 per share. The fair value of the options was determined using the Black-Scholes model and the following assumptions: risk-free interest rate of 6.0%, dividend yield of 0%, and volatility of 0%. During the six months period ended June 30, 1999, 4,005 of these options have been exercised.

    In March 1999, About.com recorded a non-cash charge of $3.6 million for guide compensation. About.com has granted full vested, non-qualified stock options to purchase 199,500 shares of common stock at an exercise price of $25.00 per share to substantial majority of its guides. The options have a two year term. Accordingly, such amount was recorded as a non-cash compensation expense in About.com's statement of operations for the six months ended
June 30, 1999 with an offsetting increase in additional paid-in capital. During the six months ended June 30, 1999, 250 options were exercised.

                                ABOUT.COM, INC.

                  DECEMBER 31, 1997 AND 1998 AND JUNE 30, 1999

         (ALL INFORMATION SUBSEQUENT TO DECEMBER 31, 1998 IS UNAUDITED)

(12)  STOCK OPTION PLAN (CONTINUED)
    Had About.com determined compensation expense based on the fair value on the grant date for its stock options issued to employees under SFAS No. 123, About.com's net loss would have been adjusted to the pro forma amounts indicated below:

                                                            YEAR ENDED
                                                           DECEMBER 31,
                                                    --------------------------
                                                       1997           1998
                                                    -----------   ------------
Net loss attributable to common stockholders--as
  reported........................................  $(8,640,400)  $(16,808,300)
                                                    ===========   ============
Net loss attributable to common stockholders--pro
  forma per SFAS No. 123..........................  $(8,675,900)  $(17,007,500)
                                                    ===========   ============
Basic and diluted net loss per common share--as
  reported........................................  $     (4.94)  $      (9.71)
                                                    ===========   ============
Basic and diluted net loss per common share--pro
  forma per SFAS No. 123..........................  $     (4.96)  $      (9.82)
                                                    ===========   ============

    The per share weighted-average fair value of stock options granted during 1997 and 1998 was $0.09 and $3.87, respectively, on the date of grant using the Black Scholes option pricing model with the following weighted-average assumptions for 1997 and 1998: (i) risk-free interest rate--5.7% and 6% respectively; (ii) dividend yield--0.0% for both years; and (iii) expected life--3.4 and 4.4 years, respectively. As permitted under the provisions of SFAS No. 123, and based on the historical lack of a public market for About.com's options, no factor for volatility has been reflected in the option pricing calculation.

    The Company's Employee Stock Purchase Plan ("ESPP") was adopted by the Board of Directors in February 1999. The ESPP will provide eligible employees of the Company the opportunity to apply a portion of their compensation to the purchase of shares of the Company at a 15% discount. The Company has reserved 125,000 authorized but unissued shares of common stock for issuance under the ESPP.

(13)  COMMITMENTS AND CONTINGENCIES

    (A) LEASES

    About.com leases certain facilities in New York and White Plains (Westchester County) and equipment under non-cancelable operating leases. These leases generally provide for rental increases at specified intervals. In addition, About.com is a lessee, under several capital lease agreements with third parties for certain equipment. Total rent expense for the years ended December 31, 1997 and December 31, 1998 was $320,900 and $320,600, respectively.

    In March and September 1999, About.com entered into two lease agreements to expand its office space in New York. These leases expire on April 30, 2003 and August 31, 2000, respectively. The minimum lease payments under these leases amount to approximately $2.7 million and have been included above as part of the minimum lease payment schedule.

                                ABOUT.COM, INC.

                  DECEMBER 31, 1997 AND 1998 AND JUNE 30, 1999

         (ALL INFORMATION SUBSEQUENT TO DECEMBER 31, 1998 IS UNAUDITED)

(13)  COMMITMENTS AND CONTINGENCIES (CONTINUED)
    Future minimum lease payments under non-cancelable operating leases and capital leases as of December 31, 1998 are as follows:

                                                        CAPITAL    OPERATING
YEAR                                                     LEASES      LEASES
----                                                    --------   ----------
1999..................................................  $255,500   $  746,700
2000..................................................   143,800      937,700
2001..................................................    18,400      614,200
2002..................................................        --      638,800
2003..................................................        --      216,600
                                                        --------   ----------
      Total minimum lease payments....................   417,700   $3,154,000
                                                                   ==========
Less amount representing interest (at rates ranging
  from 9.7% to 18.7%).................................    49,300
                                                        --------
Present value of net minimum lease payments...........   368,400
Less current installment of obligations under capital
  leases..............................................   219,000
                                                        --------
Obligations under capital leases, excluding current
  installments........................................  $149,400
                                                        ========

    In January and February 1999, About.com entered into a lease line of credit for $781,300 to finance capital equipment, of which $232,200 is due in 1999, $268,800 in 2000, $273,300 in 2001, and $7,000 in 2002. The effective interest rate of the credit facility was 16%. As of June 30, 1999, the balance outstanding was $686,900, of which $242,000 is due within the next twelve months.

    (B) EMPLOYMENT AGREEMENTS

    At December 31, 1998, About.com had employment agreements with two senior employees which provide for severance benefits, among other items. In the event these agreements are terminated, About.com may be liable for severance up to $420,000 payable during the year following that termination.

    During January 1999, About.com entered into employment arrangements with two employees. The employment arrangements provide for minimum salary levels, and incentive compensation and severance benefits, among other items. About.com granted 133,500 options in the aggregate to the two employees. The exercise price of the options is $4.21 per share. As a result, About.com recorded deferred compensation expense in the first quarter of 1999 of $2,775,400 relating to the 133,500 options for the difference between the deemed fair value of About.com's common stock (the initial public offering price of $25.00 per share for accounting purposes) and the exercise price of that option at the date of grant of $4.21 per share. This amount has been presented as a reduction of stockholders' equity and is being amortized over the four-year vesting period of the applicable options. About.com has amortized $346,900 of deferred compensation for the six months ended June 30, 1999 and expects to amortize the following amounts of deferred compensation annually: 1999--$693,800; 2000--$693,800; 2001--$693,800; and 2002--$694,000.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

OCTOBER 29, 1999

                                     [LOGO]

                        3,500,000 SHARES OF COMMON STOCK

                              -------------------

                                   PROSPECTUS
                              -------------------

                          DONALDSON, LUFKIN & JENRETTE
                            BEAR, STEARNS & CO. INC.
                               ROBERTSON STEPHENS
                          VOLPE BROWN WHELAN & COMPANY
                                   E*OFFERING
                                 DLJDIRECT INC.

------------------------------------------------------------

We have not authorized any dealer, salesperson or other person to give you written information other than this prospectus or to make representations as to matters not stated in this prospectus. You must not rely on unauthorized information. This prospectus is not an offer to sell these securities or our solicitation of your offer to buy the securities in any jurisdiction where that would not be permitted or legal. Neither the delivery of this prospectus nor any sales made hereunder after the date of this prospectus shall create an implication that the information contained herein or the affairs of the company have not changed since the date hereof.

--------------------------------------------------------------------------------